As filed with the Securities and Exchange Commission on February 4, 2008
Registration No. 333 - 147102
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2

to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NAMEMEDIA, INC.
(Exact name of registrant as specified in its charter)

Delaware	7389	20-2353759
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

230 Third Avenue
Waltham, MA 02451
(781) 839-2800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kelly P. Conlin
Chairman and Chief Executive Officer
NameMedia, Inc.
230 Third Avenue
Waltham, MA 02451
(781) 839-2800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark T. Bettencourt, Esq. John B. Steele, Esq. Danielle M. Lauzon, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000	Robert Evans III, Esq. Danielle Carbone, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 4, 2008

PRELIMINARY PROSPECTUS

           Shares

Common Stock

  Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $      and $      per share. We will apply to list our common stock on The Nasdaq Global Market under the symbol “NAME.”

  We are selling      shares of common stock and the selling stockholders are selling      shares of common stock. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

  The underwriters have an option to purchase a maximum of           additional     shares from the selling stockholders to cover over-allotments.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	NameMedia	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

  Delivery of the shares of common stock will be made on or about               ,     .

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse
Jefferies & Company

Banc of America Securities LLC	RBC Capital Markets

The date of this prospectus is          , 2008

NAMEMEDIA™

PROPERTIES

2 MILLION+ DOMAIN NAMES

750,000+ Domains Owned by NameMedia
1,500,000+ Domains in Affiliate Network

PLATFORMS

SiteSense℠

MEDIA BUSINESS
Delivering advertising to highly targeted online audiences

SiteMarket℠

MARKETPLACE BUSINESS
Creating the "MLS" for domain names

CUSTOMERS

Consumers
Searching for targeted information

Businesses
Searching for a high-quality domain name

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until          ,     (25 days after commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

The following is a brief summary of selected contents of this prospectus. To understand this offering fully, you should read the following summary together with the entire prospectus, including the more detailed information regarding our business and our financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors,” before making an investment decision.

NameMedia, Inc.

Our Company

We operate a leading targeted online media business and a leading online marketplace for domain names. We monetize a high-quality portfolio of more than 2,250,000 domain names, including more than 750,000 domain names that we own and more than 1,500,000 domain names that are owned by third parties. We generate revenue primarily from two sources: online advertising in our media business, and the sale of domain names in our marketplace business.

Our media business enables advertisers to reach highly-targeted online audiences through a network of proprietary and third-party websites. This network of websites, which attracted more than 60,000,000 visitors in September 2007, creates a large amount of highly-targeted traffic which is desirable to performance-based advertisers. Our proprietary website publishing platform, SiteSense, allows us to dynamically generate and manage a variety of websites — from lead-generating websites to premium online communities — to provide the most relevant user experience and most revenue potential for our network.

Our domain name marketplace combines our proprietary portfolio of domain names with those of third-party domain name owners that want to list their domain names for sale, creating what we believe is an efficient and liquid marketplace for high-quality domain names. Like the Multiple Listing Service, or MLS, for residential real estate, our Domain Listing Service, or DLS, aims to have the largest inventory for sale and the broadest distribution to buyers. Our customers can find and purchase these domain names on our sites BuyDomains.com and Afternic.com, or on sites that use our DLS, which include seven of the top ten domain registrars. Our proprietary trading platform, SiteMarket, is used to identify and value high-quality domain names that are most relevant to small and medium-sized businesses seeking online identities.

We generated $61.0 million in revenue in 2006 and $58.3 million in revenue during the nine months ended September 30, 2007. We generated $28.5 million in Adjusted EBITDA in 2006 and $24.1 million in Adjusted EBITDA during the nine months ended September 30, 2007. Our media business accounted for approximately 49% of our revenue in 2006 and 52% of our revenue during the nine months ended September 30, 2007, and our domain name marketplace business accounted for approximately 51% of our revenue in 2006 and 48% of our revenue during the nine months ended September 30, 2007.

Our Industry

Domain names are often referred to as the real estate of the Internet, providing opportunities to buy, sell and develop digital properties. We believe that the value of this online real estate is being positively influenced by several underlying Internet industry trends. According to a 2007 report by International Data Corporation, or IDC, the number of global Internet users is projected to grow from approximately 950 million in 2005 to over 1.5 billion in 2009. We believe that over time, advertising expenditures will follow consumer behavior and businesses will allocate a larger share of their marketing budgets to online advertising. We believe that a significant and increasing amount of Internet traffic is generated by consumers typing a search term directly into the web browser address bar, effectively using the browser address bar as a search engine. By typing a search term directly into the web browser address bar, Internet users indicate an interest in a particular subject, which results in highly-targeted online traffic.

In addition, businesses are increasingly incorporating the Internet into their sales and marketing strategies. According to JupiterResearch, the total Internet advertising market, excluding display advertising, is projected to grow 15% in 2008 to $14.1 billion, representing 62% of the total U.S. Internet advertising market. Advertisers are seeking to reach specific online audiences, and performance-based online advertising distribution providers, such as Google and Yahoo!, are continually seeking to add more highly-targeted online properties to their networks to satisfy this growing demand for performance-based online advertising.

According to IDC, there were approximately 8.3 million small and medium-sized businesses in the United States in 2007. We believe that businesses, particularly small and medium-sized businesses, will use domain name marketplaces to assess the inventory of available domain names, or digital real estate, like they would review a database of real estate listings to evaluate available properties. In addition, the volume of undeveloped domain name properties is growing. According to VeriSign, there were approximately 65.0 million .com and .net domain names registered as of December 31, 2006, an increase of 30% compared to December 31, 2005. This increase in registered domain names is leading to a need to create the equivalent of the MLS for domain names to make a market in the buying, selling and development of domain names. We believe that as the volume of undeveloped domain names continues to grow, the demand from domain name owners for monetization services will increase.

Our Business

We provide a leading domain name monetization solution that is comprised of our media business, which generates advertising revenue from the domain names that we develop into websites, and our domain name marketplace, which generates revenue through the selling of domain names. The key attributes of our business include:

Large and High-Quality Domain Name Portfolio.  We believe that our proprietary portfolio of more than 750,000 domain names is among the largest in the world. From this portfolio we have created an extensive network of websites that generates an increasing amount of Internet traffic across approximately 500 content categories.

Leading Website Creation and Management Platform.  We use our SiteSense platform to create and manage the websites in our network. This platform’s flexibility allows us to pursue a variety of development approaches, from websites that are focused on generating advertising leads as efficiently as possible, to sites that are enthusiast communities offering a combination of content, commerce and community elements in selected consumer niche categories.

Leading Domain Name Marketplace and Trading Expertise.  With an inventory of more than 2,000,000 owned and third-party domain names for sale, we believe that our domain name marketplace is among the largest in the world. We believe that the depth and quality of the inventory we offer makes it a valuable resource and an efficient marketplace for small and medium-sized businesses that are seeking to acquire a particular domain name. We use our SiteMarket platform to value and acquire domain names to continually add inventory to our marketplace.

Our Strategy

Our objective is to enhance our position as a leading targeted online media business and a leading online marketplace for domain names. To achieve this objective, we intend to:

•	Continue to develop our premium domain names into enthusiast online communities;

•	Continue to grow our proprietary domain name portfolio;

•	Enhance our SiteSense platform to optimize the value of our proprietary and affiliate domain name portfolios;

•	Enhance our SiteMarket domain name trading platform and expand distribution for our DLS; and

•	Pursue selected acquisitions.

Risks Associated With Our Business

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors.” These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks are:

•	We have a limited operating history on which you can base your evaluation of our business;

•	We operate in a relatively new industry and have an unproven business model;

•	We depend on the Google, Inc. and Yahoo Search Marketing/Overture, Inc. advertising networks for a significant portion of our revenue and upon the quality of traffic in our network to provide value to online advertisers;

•	We do not control the means by which Internet users access our websites and technological changes and material changes to navigation or marketing practices could disrupt Internet traffic to our websites; and

•	We may be unable to acquire or market premium domain names.

For further discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors” beginning on page 9.

Information About Us

We were incorporated in Delaware in February 2005 for the purpose of acquiring Rare Names, LLC and Raredomains.com, LLC, which are referred to collectively as the Predecessor. The Predecessor began buying and selling domain names in 1999 and generating advertising revenue from its websites in 2002. On February 22, 2005, we acquired Rare Names, LLC and substantially all of the assets of Raredomains.com LLC. As of September 30, 2007, we had 136 employees.

Our principal executive offices are located at 230 Third Avenue, Waltham, Massachusetts 02451 and our telephone number is (781) 839-2800. Our corporate website address is www.namemedia.com. Information contained on our corporate website, or that can be accessed through that website or any of our network of websites, does not constitute a part of this prospectus. Investors should not rely on any such information in making the decision whether to purchase our common stock. Our website address is included in this prospectus as an inactive textual reference only. In this prospectus, the terms “NameMedia,” “we,” “us,” “our” and, with respect to the financial statements and other financial information included in this prospectus, “Successor” refer to NameMedia, Inc., its subsidiaries and any subsidiary that may be acquired or formed in the future.

Our registered servicemarks include Afternic, BuyDomains.com and SmartName. Our servicemarks include ActiveAudience, DavesGarden, NameMedia, SiteMarket and SiteSense. This prospectus includes the registered and unregistered trademarks and servicemarks of other persons.

The Offering

Common stock offered by:

NameMedia	shares

The selling stockholders	shares

Total	shares

Common stock outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds to us from this offering to repay a portion of the principal and interest outstanding under our term loan and the remainder for working capital and other general corporate purposes, including to finance the expansion of our operations, investment in new product development and strategic initiatives, capital expenditures and the costs of operating as a public company. We may also use a portion of the net proceeds to us for acquisitions of businesses, websites and technologies. We will not receive any proceeds from the sale of common stock by the selling stockholders. See “Use of Proceeds.”

An investment in our common stock involves a high degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of some of the factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Market symbol	“NAME”

The number of shares of common stock described above as outstanding immediately after this offering is based on 25,605,071 shares of common stock outstanding as of September 30, 2007, and excludes:

•	643,750 shares of common stock issuable upon exercise of warrants outstanding as of September 30, 2007, at a weighted-average price of $1.93 per share;

•	3,224,668 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2007, at a weighted-average exercise price of $3.65 per share;

•	2,616,462 shares of common stock issuable upon payment of restricted stock units outstanding as of September 30, 2007; and

•	269,694 shares of common stock reserved for future issuance as of September 30, 2007, under our stock-based compensation plans.

Unless otherwise stated, all information in this prospectus assumes:

•	an initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus;

•	the conversion of all outstanding shares of our Series A convertible redeemable preferred stock and Series Z convertible redeemable preferred stock into 25,400,000 shares of common stock upon completion of this offering;

•	no exercise of the over-allotment option granted to the underwriters; and

•	the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering.

References to Website Sizes and Audience Measurements

Throughout this prospectus, we use Google analytics measurement services to report our Internet audience metrics. Google analytics measurements are generated by our placement of “tags” on our websites, which are used to count and report audience metrics.

Other third-party services that also measure audiences may provide different data than those reported by our Google analytics deployments. These discrepancies may result from differences in the methodologies applied or the sampling approaches used by third-party services. Since we “tag” each of the pages on our websites, Google analytics measures the number of actual visitors who come to our websites.

The measurement term “monthly visitor,” to which we refer in this prospectus, refers to the total number of user-initiated sessions with our websites within a month. By way of example, if a single user returns to one of our websites more than once per month, each visit is counted as one visitor for this purpose.

Summary Financial Data

The following tables set forth summary financial information for the periods indicated. You should read this information together with our financial statements and related notes and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Predecessor Periods		Successor Periods
		Period From	Period From
	Year Ended	January 1 to	February 22	Year Ended	Nine Months Ended
	December 31,	February 21,	to December 31,	December 31,	September 30,
	2004	2005	2005	2006	2006	2007
	(In thousands, except share and per share data)
					(unaudited)

Statements of Income Data:
Revenue:
Online media	$3,791	$939	$7,532	$29,843	$18,544	$30,419
Domain name sales and related services	15,665	2,778	20,107	31,202	23,515	27,855

Total revenue	19,456	3,717	27,639	61,045	42,059	58,274
Cost of revenue:
Online media	331	55	1,291	9,738	6,851	7,550
Domain name sales and related services	3,798	879	5,959	13,173	9,717	12,207

Total cost of revenue:	4,129	934	7,250	22,911	16,568	19,757
Gross profit	15,327	2,783	20,389	38,134	25,491	38,517
Operating costs:
Product development	472	55	805	2,510	1,572	4,164
Sales and marketing	887	129	2,264	7,480	4,781	10,212
General and administrative(1)	4,979	922	3,100	11,672	8,236	9,575
Amortization of intangible assets	11	2	393	1,584	796	3,436

Total operating costs	6,349	1,108	6,562	23,246	15,385	27,387
Operating income	8,978	1,675	13,827	14,888	10,106	11,130
Interest expense, net	133	11	2,524	6,962	3,252	10,972

Income before income taxes	8,845	1,664	11,303	7,926	6,854	158
Provision (benefit) for income taxes(2)	—	—	4,334	4,414	3,817	(2)

Income before cumulative effect of change in accounting principle	8,845	1,664	6,969	3,512	3,037	160
Cumulative effect of change in accounting principle	—	—	—	(872)	(872)	—

Net income	$8,845	$1,664	$6,969	$2,640	$2,165	$160

Net income (loss) per share(3):
Basic	—	—	$—	$(11.24)	$(8.24)	$(15.05)

Fully Diluted	—	—	$0.13	$(11.24)	$(8.24)	$(15.05)

Number of shares used in per share calculations:
Basic	—	—	—	126,492	106,999	191,876

Fully Diluted	—	—	492,581	126,492	106,999	191,876

Other data (unaudited):
Adjusted EBITDA(4)	$9,885	$1,893	$16,919	$28,484	$20,428	$24,129

The pro forma balance sheet in the table below reflects the conversion of our convertible redeemable preferred stock, our receipt of estimated net proceeds from our sale of           shares common stock in

this offering at an assumed public offering price of $      per share, which is the midpoint of the range listed on the cover of this prospectus, after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us, and the repayment of our existing debt and issuance of a new term note.

	September 30, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(unaudited)
	(In thousands)

Balance Sheet Data
Cash and cash equivalents	$19,974	$11,561
Restricted cash	13,026	193
Working capital	(49,488)	35,238
Total assets	193,129	173,288
Long term obligations	6,202	88,722
Total liabilities	124,382	102,257
Convertible redeemable preferred stock	61,368	—
Total stockholders’ equity	7,379	71,031

(1)	Operating costs of the Predecessor include the compensation charge paid to their owner of approximately $3.9 million and $0 for the year ended December 31, 2004 and for the period from January 1, 2005 to February 21, 2005, respectively. See our audited financial statements beginning on page F-1 of this prospectus.

(2)	From inception in 1999 to February 21, 2005, the Predecessor operated as a subchapter S corporation for tax purposes. For periods following the acquisition of the Predecessor on February 22, 2005, we have operated as a subchapter C corporation for tax purposes.

(3)	As a result of the Predecessor’s status as a subchapter S corporation for the year ended December 31, 2004 and for the period from January 1, 2005 through February 21, 2005, earnings per share information has not been presented for those periods.

(4)	The following table reconciles Net income before cumulative effect of change in accounting principle to Adjusted EBITDA for the periods presented and is unaudited:

	Predecessor		Successor
		Period From	Period From
	Year Ended	January 1	February 22 to	Year Ended	Nine Months Ended
	December 31,	to February 21,	December 31,	December 31,	September 30,
	2004	2005	2005	2006	2006	2007
	(In thousands)

Net income before cumulative effect of change in accounting principle	$8,845	$1,664	$6,969	$3,512	$3,037	$160
Interest expense, net	133	11	2,524	6,962	3,252	10,972
Provision (benefit) for income taxes	—	—	4,334	4,414	3,817	(2)
Depreciation and amortization	102	18	675	2,355	1,237	5,019
Amortization of registration rights	805	200	2,224	5,934	4,743	4,500

EBITDA	$9,885	$1,893	$16,726	$23,177	$16,086	$20,649
Loss on early extinguishment of debt	—	—	—	717	717	—
Stock-based compensation	—	—	193	4,590	3,625	3,480

Other data:
Adjusted EBITDA	$9,885	$1,893	$16,919	$28,484	$20,428	$24,129

EBITDA and Adjusted EBITDA are each a measurement not in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization of intangible assets and amortization of registration rights. Adjusted EBITDA represents EBITDA plus stock-based compensation expense and non-cash charges related to the early extinguishment of debt. Management believes that the supplemental presentation of EBITDA and Adjusted EBITDA provides useful information to investors regarding our results of operations because such presentation assists in analyzing the operating performance of our business. This supplemental disclosure backs out potential differences caused by differences in capital structure (impacting interest expense), tax strategies (impacting our effective tax rates), the composition of our fixed assets (impacting our relative depreciation rates), the impact of purchase price allocations for acquired companies (impacting amortization of intangible assets expense) and the impact of non-cash stock-based compensation expense and charges related to the early extinguishment of debt. Although we use EBITDA and Adjusted EBITDA as a financial measure to assess the performance of our business, the use of EBITDA and Adjusted EBITDA is limited because it does not include certain material costs, such as interest and taxes, necessary to operate our business.

Adjusted EBITDA is also presented because covenants in our credit facility contain ratios based on this measure. Our credit facility is material to us because it is one of our primary sources of liquidity. If our Adjusted EBITDA was to decline below certain levels, covenants in our credit facility that are based on Adjusted EBITDA may be violated and could cause, among other things, an inability to incur further indebtedness under the credit facility and in certain circumstances a default or mandatory prepayment under our credit facility. See “Management Discussion and Analysis of Financial Condition and Results of Operations — Credit Facility” for additional information on the covenants in our credit facility.

The supplemental presentation of EBITDA and Adjusted EBITDA included in this prospectus should be considered in addition to, and not as a substitute for, net income in accordance with U.S. GAAP as a measure of performance or net cash provided by operating activities as determined in accordance with U.S. GAAP as a measure of liquidity. We understand that although EBITDA and Adjusted EBITDA are frequently used by securities analysts, lenders and others in their evaluation of companies, EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider these in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are due to the exclusion from Adjusted EBITDA of:

•	Stock-based compensation expense, a non-cash charge that is a significant component of overall employee costs;

•	Cash expenditures for the acquisition of registration rights;

•	Cash expenditures for the acquisition of property and equipment;

•	Interest expense on our debts;

•	Income tax expense on our earnings; and

•	Changes in, or cash requirements for, working capital.

To compensate for these limitations, we evaluate our liquidity by considering the economic effect of the excluded expense items independently as well as in connection with its analysis of cash flows from operations and through the use of other financial measures, such as capital expenditure budget variances, investment spending levels and return on capital analysis. Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and other information in this prospectus, including our financial statements, and the related notes to these financial statements included at the end of this prospectus, before making an investment decision. If any of the following risks or uncertainties actually occurs, our business, prospects, financial condition, results of operations or cash flows would likely suffer, possibly materially. In any such case, the trading price of our common stock could decline and you could lose all or part of your investment. You should read the section entitled “Special Note Regarding Forward-Looking Statements” immediately following these risk factors for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

Risks Related to Our Business

We have a limited operating history on which you can base your evaluation of our business, and our future profitability is uncertain.

We were incorporated in February 2005 to acquire a business which was formed in 1999 and to primarily engage in buying and selling Internet domain names. Accordingly, although the Predecessor commenced operations in 1999, we have a limited operating history and limited financial results that you can use to evaluate our business and prospects. Although we have experienced significant growth in recent periods, we may not be able to sustain this growth. Because we have limited historical financial data upon which to base planned operating expenses and forecast operating results, we cannot be certain that our revenue will grow at rates that will allow us to maintain profitability on a quarterly or annual basis. If we fail to grow our business or maintain profitability, the market price of our common stock will likely fall. You must consider our prospects in light of the risks, expenses and difficulties we face as an early stage company with a limited operating history.

We operate in a relatively new industry and have an unproven business model, which may make it difficult for you to evaluate our business and prospects.

We derive nearly all of our revenue from the sale of domain names and performance-based online advertising, both of which industries are undergoing rapid and dramatic change. Our business model is new and evolving and it may not be successful. Our business and prospects are difficult to evaluate and must be considered in light of the risks and uncertainties often encountered by companies in the early stages of development. Some of these risks and uncertainties relate to our ability to do the following:

•	continue to grow our revenue and meet anticipated growth targets;

•	maintain and develop relationships with online advertising providers;

•	maintain and develop relationships with sources of domain names;

•	successfully acquire domain names that can be resold profitably;

•	maintain and increase the number of affiliate websites and domain names;

•	successfully develop websites that Internet users will visit in increasing numbers;

•	increase the number of our premium enthusiast websites and the Internet traffic on these websites;

•	attract and retain qualified management and employees;

•	continue to identify attractive acquisition candidates;

•	successfully integrate acquired businesses, websites and technologies;

•	enhance and build upon our existing technology platforms;

•	manage our expanding operations and implement and improve our operational, financial and management controls;

•	respond effectively to competition;

•	adapt to industry consolidation; and

•	respond to government regulations relating to the Internet and other aspects of our business.

If we are unable to do any of these successfully, our business, results of operations and prospects could suffer.

Fluctuations in our operating results could make our results of operations difficult to predict or fall short of market expectations, which may cause our stock price to decline.

Our prior quarterly operating results have fluctuated due to changes in our business. Similarly, our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. In addition, because our business is changing and evolving, our historical operating results may not be useful to you in predicting our future operating results. Fluctuations in our operating results could cause our results to be below investors’ expectations, causing the price of our common stock to fall. Factors that may increase the volatility of our operating results include the following:

•	changes in the number of new websites in our proprietary network;

•	changes in the number of visitors to existing websites;

•	changes in demand and pricing for online advertising;

•	the timing of our introduction of new premium enthusiast websites and the costs we incur to acquire or develop these websites;

•	the timing and amount of marketing expenses incurred to attract new visitors to our websites;

•	changes in the online advertising systems of our cost-per click, or CPC, advertisement distribution partners;

•	changes in the quantity or quality of domain names available for purchase;

•	changes in the selling prices of domain names and other related services;

•	changes in the number of third parties using, or the number of websites in, our affiliate network;

•	changes in the economic prospects of advertisers or the economy generally, which could alter current or prospective online advertisers’ spending priorities;

•	changes in our charges for stock-based compensation; and

•	overall Internet usage.

Our quarterly results have also fluctuated in the past and will fluctuate in the future due to seasonal fluctuations in the level of Internet usage. As is typical in our industry, the second and third quarters of the calendar year generally experience relatively lower usage than the first and fourth quarters. The extent to which usage may decrease during these off-peak periods is difficult to predict. As a result of this seasonality and the factors above, we do not believe that period-to-period comparisons of our results of operations are necessarily meaningful, or should be relied upon to predict future results of operations. Also, it is possible that our results of operations may not meet the expectations of investors or analysts in future periods, which may cause the price of our common stock to decline.

We are dependent on Google and Yahoo!, our third-party, cost-per-click advertisement distribution providers, for a significant portion of our revenue. A termination of our agreements with Google or Yahoo! or a decrease in revenue that we derive from these relationships would adversely affect our business.

We derive a significant portion of our revenue from Google, Inc. and Yahoo Search Marketing/Overture, Inc., or Yahoo!. Pursuant to our agreements with these advertisement distribution providers, we deliver advertisements on our network of websites and share a portion of the revenue generated from these advertisements. For the year ended December 31, 2006, Yahoo! delivered advertising to our entire network of websites, which generated approximately 45% of our total revenue. For the nine months ended September 30, 2007, we generated approximately 38% of our total revenue from advertising delivered to our websites by these advertisement distribution providers.

We use Google exclusively for CPC advertising on our proprietary domain name portfolio, and we use Yahoo! exclusively for CPC advertising on our affiliate network of websites. Our exclusive arrangement with Google expires in the first quarter of 2010 and our exclusive arrangement with Yahoo! expires in the fourth quarter of 2009. These advertisement distribution providers, however, can terminate their respective agreements with us before the expiration of the term upon the occurrence of certain events. There can be no assurances that our agreements with these advertisement distribution providers will be extended or renewed after their respective expirations or that we will be able to extend or renew our agreements with these advertisement distribution providers on terms and conditions favorable to us. If our agreements with these advertisement distribution providers are terminated, we may not be able to enter into agreements with alternative third-party advertisement distribution partners on acceptable terms or on a timely basis or both. Any termination of our relationships with these advertisement distribution providers, and any extension or renewal after the initial term on terms and conditions less favorable to us, would have a material adverse effect on our business, financial condition and results of operations.

Our agreements with these advertisement distribution providers may not continue to generate levels of revenue commensurate with what we have achieved during past periods. Our ability to generate online advertising revenue from these advertisement distribution providers depends on their assessment of the quality of Internet traffic resulting from online advertisements on our network of websites as well as other elements of their advertising technology platforms. We have no control over any of these quality assessments or over their advertising technology platforms. These advertisement distribution providers may from time to time change their existing, or establish new, methodologies and metrics for valuing the quality of Internet traffic and delivering CPC advertisements. Any changes in these methodologies, metrics and advertising technology platforms could decrease the amount of revenue that we generate from online advertisements. In addition, these advertisement distribution providers may at any time change or suspend the nature of the service that they provide to online advertisers and the catalog of advertisers from which online advertisements are sourced. These types of changes or suspensions would adversely impact our ability to generate revenue from CPC advertising. Any decrease in revenue due to lower traffic or a change in the type of services that these advertisement distribution providers provide to us would have a material adverse effect on our business, financial condition and results of operations.

We do not control the means by which Internet users access our websites and material changes to navigation practices, technologies or marketing practices could disrupt Internet traffic to our network of websites.

The success of our business depends in large part upon access to our websites. Internet users access our websites primarily through the following methods: directly by typing descriptive keywords or keyword strings into the web browser’s address bar; by clicking on bookmarked websites; through search engines, such as Google and Yahoo!, and web directories. Each of these methods of access requires the use of a third-party product or service, such as a web browser, search engine or directory. Web browsers may provide alternatives to the URL address box to locate websites, and search engines may from time to time change existing, or establish new algorithms, methodologies or rules relating to the listing of paid and unpaid search results. Product developments and market practices for these means of accessing our websites are not within our control. We may experience a decline in traffic to our websites if web browser technologies or search engine algorithms, methodologies or rules are changed to our disadvantage. Any of these changes could reduce traffic to our network of websites, which would reduce our revenue from online advertising.

We are dependent upon the quality of traffic in our network to provide value to online advertisers, and any failure in our quality control could have a material adverse effect on the value of our websites to our third-party advertisement distribution providers and online advertisers and adversely affect our revenue.

We use certain monitoring processes to monitor the quality of the Internet traffic that we deliver to online advertisers. Among the factors we seek to monitor are sources and causes of low quality clicks such as non-human processes, including robots, spiders or other software; the mechanical automation of clicking; and other types of invalid clicks, click fraud, or click spam, the purpose of which is something other than to view the underlying content. Even with such monitoring in place, there is a risk that a certain amount of low-quality traffic, or traffic that is deemed to be less valuable by online advertisers, will be delivered to such online advertisers, which may be detrimental to our relationships with Google and Yahoo!, our current third-party advertisement distribution providers, and online advertisers, and could adversely affect our revenue.

We generate a significant portion of our revenue from our affiliate network of websites. A decrease in the number of third parties who utilize our affiliate network could have a material adverse impact on our business and operating results.

We generated approximately 18% of our total revenue from our affiliate network of websites for the year ended December 31, 2006 and approximately 21% of our total revenue from such network during the nine months ended September 30, 2007. Our affiliate network is available for use by third parties on an at-will basis. Accordingly, the third parties who utilize our affiliate network to sell or otherwise monetize their domain names may decide, at any time, to no longer use our affiliate network. A decrease in the number of third parties using our affiliate network, a decrease in the number of websites in our affiliate network or both would cause our revenue to decline.

We may need additional funding to support our operations and capital expenditures, which may not be available to us on favorable terms or at all.

For the foreseeable future, we intend to fund our operations and capital expenditures from cash flow from operations, our cash on hand and the net proceeds of this offering. If our capital resources are insufficient, we will need to raise additional funds. We cannot assure you that financing in addition to our revolving line of credit will be available in amounts or on terms acceptable to us, if at all. Furthermore, the sale of additional equity or convertible debt securities may result in dilution to existing stockholders, and incurring additional debt may hinder our operational flexibility. If sufficient additional funds are not available, we may be required to delay, reduce the scope of or eliminate material parts of our business strategy, including growth in our domain name portfolio, development of premium domain names into enthusiast websites and acquisitions of complementary businesses and technologies.

We depend on our senior management team and other key personnel, and if we are unable to retain them we may not be able to effectively manage our operations and meet our strategic objectives.

We depend on the continued services of our senior management team and other key personnel. We are heavily dependent upon the continued services of Kelly P. Conlin, our chairman and chief executive officer, Vincent A. Chippari, our chief financial officer, and Jeffrey S. Bennett, our president and chief operating officer, and the other members of our senior management team. Our ability to retain our senior management team will be a critical factor in determining whether we will be successful in the future. Each member of our senior management team may terminate their employment with us at any time. The loss of any of our senior management team or key personnel could harm our business.

Our potential inability to compete effectively for and retain and recruit qualified personnel could slow the growth of our business.

Competition for experienced personnel in the Internet industry is intense. We may be unable to continue to attract qualified employees or retain those employees who are important to the success of our business. We have experienced, and expect to continue to experience, difficulty in hiring and retaining highly-skilled employees with appropriate qualifications as a result of our rapid growth and expansion. If we cannot continue to attract new personnel or retain and motivate our current personnel, our business may not succeed.

We may be unable to effectively manage our growth.

As our operations have expanded, we have experienced rapid growth in our headcount. When we acquired the Predecessor in 2005, it had 17 employees. As of September 30, 2007, we had 136 employees. We expect to continue to increase headcount in the future. Our rapid growth has demanded, and will continue to demand, substantial resources and attention from our management. We will need to continue to hire additional qualified personnel for operations and portfolio management, product development, and sales and marketing and improve and maintain our technology to properly manage our growth. If we do not effectively manage our growth, our business could suffer and our costs could increase, which could harm our reputation, increase our expenses, and reduce our profitability.

If we are unable to acquire, renew or sell premium domain names, we may not be able to grow our domain name marketplace business.

The continued growth of our domain name marketplace business depends on our ability to acquire high-quality premium domain names from a variety of sources. These sources include previously registered domain names that are not renewed at the domain name registry by the current owner, private sales of domain names, participation in domain name auctions and registering new names identified by us. Changes in the way expired registrations of domain names are made available for acquisition could make it more difficult to acquire high-quality domain names. Similarly, increasing competition from other potential buyers could make it more difficult for us to acquire high-quality domain names on a cost-effective basis. Any such adverse change in our ability to acquire high-quality, previously-owned domain names, as well as any increase in competition in the domain name reseller market, could have a material adverse affect on our ability to grow our domain name marketplace business. In addition, our failure to renew our domain name registrations or any increase in the cost of renewal could have a material adverse effect on our revenue or profitability.

Our growth strategy includes the development of premium enthusiast website properties, which is a new and unproven business for us.

A major part of our growth strategy includes the development of a network of premium website properties based upon enthusiast communities, such as photography and gardening. We did not generate significant revenue from premium enthusiast websites in 2006, but we expect revenue from premium enthusiast websites to be the fastest growing portion of our business. We do not have significant historical experience to assess the likelihood of achieving the anticipated revenue from premium enthusiast websites, the related costs of development, and whether we will be able to introduce a sufficient number of premium websites to achieve expected revenue growth in the segment. If we fail to launch new premium enthusiast websites as quickly as we expect, our revenue may not meet our expectations and our business may not grow or may grow at a slower pace.

If we are unable to close and integrate suitable future acquisitions, our business may not grow.

A key part of our growth strategy is to acquire additional businesses, websites or technologies. If we are unable to identify a sufficient number of attractive opportunities, or to complete acquisitions on satisfactory terms, our business will grow at a slower pace. Acquisitions involve a high degree of risk. If we complete acquisitions, we may experience:

•	difficulties in integrating any acquired businesses, personnel, operations, technologies and websites into our existing business;

•	delays in realizing the benefits of the acquired businesses, technologies and websites;

•	diversion of financial resources or our management’s time and attention from other business concerns;

•	higher integration costs than we anticipated;

•	difficulties in retaining key employees of the acquired business who are necessary to manage these acquisitions; or

•	difficulties in protecting acquired intellectual property.

For any of these reasons or as a result of other factors, we may not realize the anticipated benefits of acquisitions.

We may incur unforeseen liabilities from our domain names and websites, which could negatively impact our financial results.

We have acquired, and intend to continue to acquire, previously-owned domain names and websites. Any of these previously-owned domain names and websites may have trademark significance that is not readily apparent to us or is not identified by us in the acquisition process. We have in the past faced, and may in the future face, demands by third-party trademark owners asserting infringement or dilution of their rights and seeking transfer of acquired domain names under the Uniform Domain Name Dispute Resolution Policy administered by ICANN or actions under the U.S. Anti-Cybersquatting Consumer Protection Act. We cannot guarantee that we will be able to resolve these disputes without litigation. The potential violation of third-party intellectual property rights and potential causes of action under consumer protection laws may subject us to unforeseen liabilities including injunctions and judgments for money damages.

Our acquisitions of domain names and websites may inadvertently include registered trademarks or company names, vulgar or obscene language, or language associated with any illegal enterprise, which would violate the terms of certain third-party agreements.

We may inadvertently acquire domain names and websites that could include, among others, registered trademarks or company names, vulgar or obscene language or content, or language or content associated with any illegal enterprise. The acquisition of these domain names could violate the terms of our existing credit facility and our agreements with Google and Yahoo!. Any such violation of our credit facility could result in an event of default and any such violation of our agreements with Google and Yahoo! could result in the suspension or termination of these relationships. In addition, our business reputation could suffer and we may experience a loss of advertisers and a decrease in revenue.

We may finance future acquisitions by issuing equity securities which are dilutive to our current stockholders or by incurring additional indebtedness.

Following this offering, we intend to pursue the acquisition of businesses, websites or technologies, and we may finance these acquisitions with substantial portions of our available cash or dilutive issuances of securities. In the event that we use debt to finance an acquisition, the debt may contain financial or other covenants, which could reduce our future operating flexibility. These covenants may also require us to maintain certain levels of financial performance and we may not be able to do so; any such failure may result in the acceleration of such debt and the foreclosure by those creditors on any collateral we used to secure the debt. In the event of a bankruptcy or liquidation of our company, any outstanding debt would rank senior to our outstanding capital stock, including the shares of common stock offered in this offering. In addition, an acquisition could impair our operating results if we are required to recognize acquisition expenses or amortize, depreciate or impair acquired assets.

The failure of online advertising and marketing to grow at projected rates could adversely affect our operating results.

Our operating results will be subject to fluctuations based on the level of online advertising spending. If there were to be a general economic downturn that affected consumer activity in particular, the levels of spending on online advertising and marketing budgets may not increase or may be reduced. We believe that during periods of lower consumer activity, spending on online advertising and marketing is more likely to be reduced, and more quickly, than many other types of business expenses, and such a reduction could adversely affect our operating results.

We rely on third-party technology, server and hardware providers, and if they fail to provide service or if they suffer sustained or repeated system failures, our business and reputation could be adversely affected.

We rely upon third-party co-location providers for our data servers, storage devices and network access. If these providers experience any interruption in operations or cease operations for any reason or if we are unable to agree on satisfactory terms for continued hosting relationships, we would be forced to enter into a relationship with other service providers or assume hosting responsibilities ourselves. If we are forced to switch hosting facilities, we may not be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. We may also be limited in our remedies against these providers in the event of a failure of service. We also rely on third-party providers for components of our technology platform, such as hardware and software providers, and domain name registrars. A failure or limitation of service or available capacity by any of these third-party providers could adversely affect our business and reputation.

Sustained or repeated system failures could significantly impair our operations and reduce the attractiveness of our services and websites to our current and potential users and advertisers. The continuous and uninterrupted performance of our systems is critical to our success. Our advertisers and users may become dissatisfied by any systems disruption or failure that interrupts our ability to provide our services and content to them. Substantial or repeated system disruptions or failures would reduce the attractiveness of our online websites significantly.

We do not presently have any redundant systems or a formal disaster recovery plan. We may be unable to develop or implement adequate protections or safeguards to overcome any of these events. We also may not have anticipated or addressed many of the potential events that could threaten or undermine our technology network such as fire, floods, earthquakes, power loss, natural disasters, network failures, hardware failures, software failures, telecommunications failures, terrorism or war, vandalism and other malicious acts, break-ins and similar events that could damage these systems. In addition, if a person is able to circumvent our security measures, he or she could destroy or misappropriate valuable information or disrupt our operations. In addition, we continue to make investment in and modify our software technology platform. If we fail to accomplish these technology upgrades in a manner which is not disruptive to our business, our business and reputation will likely suffer.

Although we maintain property insurance and business interruption insurance, our insurance may not be adequate to compensate us for all losses that may occur as a result of a catastrophic system failure or other loss, and our insurers may not be able or may decline to do so for a variety of reasons. If we fail to address these issues in a timely manner, we may lose the confidence of our users, online advertisers and our third-party advertisement distribution providers, our revenue may decline and our business could suffer.

We do not rely on patent protection for our proprietary technology, which may make it less difficult for competitors to develop competing technology.

We do not rely on patent protection for our proprietary technology. We rely primarily on trade secrets, servicemarks, common law and registered trademarks and copyrights to protect our proprietary rights. We do not own registrations for the servicemarks SiteSense and SiteMarket; we rely on common law protection for these marks and have filed servicemark applications in the United States for SiteMarket and SiteSense. We routinely enter into confidentiality agreements with our employees and other third parties. In the event these agreements are breached, they may not provide adequate remedies in the event of unauthorized use or disclosure of confidential information. Despite our efforts to protect our trade secrets, our employees or consultants may unintentionally or willfully disclose our proprietary information to competitors.

Our confidential and proprietary information and technology might also be independently developed by or otherwise become known by third parties, which may damage our competitive position. If we fail to maintain our trade secrets, or competitors otherwise develop competing technologies, our competitive position could suffer, which could harm our results of operations. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and the outcome is uncertain. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them and our business could be harmed.

Our services may infringe the intellectual property rights of others and we may be subject to claims of intellectual property infringement.

We may be subject to claims against us alleging infringement of the intellectual property rights of others, including our competitors. Any intellectual property claims, regardless of merit, could be expensive to litigate or settle and could significantly divert our management’s attention from other business concerns. Our technologies and content may not be able to withstand third-party claims of infringement. If we were unable to successfully defend against such claims, we might have to pay significant damages, stop using the technology or content found to be in violation of a third party’s rights, seek a license for the infringing technology or content, or develop alternative non-infringing technology or content. Licenses for such infringing technology or content may not be available on reasonable terms, if at all. In addition, developing alternative non-infringing technology or content could require significant effort and expense. If we cannot license or develop technology or content for any infringing aspects of our business, we may be forced to limit our service offerings. Any of these results could reduce our ability to compete effectively and harm our business.

Expansion of our international operations may require management attention and resources and may be unsuccessful, which could harm our future business development and existing domestic operations.

To date, we have conducted limited international operations, but we may expand into international markets in order to grow our business. Expansion into international markets would require management attention and resources and may be unsuccessful. We have limited experience in conforming our products and services to local cultures, standards and policies. We may have to compete with local companies that understand the local market better than we do. We may not be successful in expanding into any international markets or in generating revenue from foreign operations. In addition, different privacy, censorship and liability standards and regulations and different intellectual property laws in foreign countries may cause our business to be harmed.

We are exposed to risks associated with credit card fraud and credit payment, and we may suffer losses as a result of fraudulent data.

Our failure to control fraudulent credit card transactions adequately could reduce our revenue and gross margin and negatively impact our standing with applicable credit card authorization agencies.

Risks Related to Our Industry

If we are unable to compete in highly competitive markets for domain name sales and performance-based online advertising, we may experience reduced demand for our products and services.

We operate in a highly competitive and changing environment, and we face significant competition in each of our primary markets. We expect competition to increase because of the business opportunities presented by the continued growth of the Internet and online advertising.

Our ability to remain competitive will depend to a great extent upon our ability to maintain and enhance our portfolio of owned domain names and websites, as well as the number of third parties who utilize our platforms to sell or otherwise monetize their domain names through our affiliate network. We cannot assure you that our domain name portfolio or media network will continue to compete favorably or that we will be successful in the face of increasing competition from existing competitors or new companies entering our principal markets.

Many of our current and potential competitors, such as Google, Microsoft, and Yahoo! in the performance-based advertising solution business, have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and substantially larger user or customer bases than we have and, therefore, have a significantly greater ability to attract advertisers and Internet users. Many of our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in Internet user requirements, as well as devote greater resources than we can to the development, promotion and sale of services.

If we are not able to respond to the rapid technological changes in the Internet industry, we may not be competitive.

The market for our services is characterized by rapid change in business models and technological infrastructure, and we will need to constantly adapt to changing markets and technologies to provide new and competitive services. If we are unable to ensure that third-party domain owners and online advertisers and our third-party advertisement distribution providers have a high-quality experience with our services, then they may become dissatisfied and move to competitors’ services. Accordingly, our future success will depend, in part, upon our ability to develop and offer competitive services for both our target markets and in new markets. We may not, however, be able to successfully do so, and our competitors may develop innovations that render our products and services obsolete or uncompetitive.

Our growth depends on the continued growth of the Internet, and any decrease or less than anticipated growth in Internet usage could adversely affect our business prospects.

Our future revenue and profits, if any, depend upon the continued widespread use of the Internet as an effective commercial and business medium. Factors which could reduce the widespread use of the Internet include:

•	possible disruptions or other damage to the Internet or telecommunications infrastructure;

•	failure of the networking infrastructures of our online advertisers and third-party advertisement distribution providers to alleviate potential overloading and delayed response times;

•	a decision by advertisers and consumers to spend less of their marketing dollars online;

•	increased governmental regulation and taxation; and

•	actual or perceived lack of security or privacy protection.

In particular, concerns over the privacy of users and security of transactions conducted over the Internet, including the risk of identity theft, may inhibit the growth of the Internet and online services. Any decrease or less than anticipated growth in Internet usage could have a material adverse effect on our business prospects.

Government regulation of the Internet may adversely affect our business and operating results.

The application of existing laws and regulations to the Internet industry is continually evolving and is not entirely settled. For example, we may be subject to the new applications and interpretations of existing laws and regulations relating to a wide variety of issues such as privacy, data security, sweepstakes, promotions, financial market regulation, and intellectual property ownership and infringement. In addition, existing laws that regulate or require advertisers to obtain licenses or permits may be unclear in their application to our business, including those related to insurance and securities brokerage, law offices and pharmacies. Our business may be negatively affected by a variety of new or existing laws and regulations, which may expose us to substantial compliance costs and liabilities and may impede the growth in the use of the Internet.

Companies engaging in online search, e-commerce and related businesses face uncertainty related to future government regulation of the Internet through the enactment of new and/or reinterpretation of existing laws at the international, federal, state, local or foreign level. Due to the rapid growth and widespread use of the Internet, legislatures at the international, federal, state, local and foreign levels have enacted and are considering various laws and regulations relating to the Internet. Individual states may also enact stricter legislation that affects the conduct of our business, particularly as such legislation pertains to consumer protection. State legislation can be particularly burdensome as differences and inconsistencies from state to state may lead to difficult compliance challenges.

Existing federal laws that may impact our business and pose compliance challenges include, among others:

•	The Children’s Online Privacy Protection Act, which imposes restrictions on the ability of online services to collect user information from minors.

•	The Protection of Children from Sexual Predators Act of 1998, which requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances.

•	The CAN-SPAM Act of 2003 and certain state laws, which impose limitations and penalties on the transmission of unsolicited commercial electronic mail via the Internet.

These laws are relatively new and have not been subject to a significant amount of interpretation by the courts. Courts may apply each of these laws in unintended and unexpected ways. We may be subject to an action brought under any of these or future laws governing various aspects of e-commerce and online services.

In addition, several existing and proposed federal laws could have an impact on our ability to conduct our business and the costs involved with conducting our business. Among the types of legislation currently being considered at the federal and state levels are consumer laws regulating the practices for software applications or downloads. These laws may introduce requirements for user consent and other restrictions. These proposed laws are intended to target applications often referred to as spyware, invasiveware or adware, although the scope may also include some software applications currently used in the online advertising industry to serve and distribute advertisements. At the federal level, there have also been proposals for new legislation in areas of data security, online marketing and information brokerage, some of which may have negative implications for the way in which we conduct our business or the costs that are involved with conducting our business.

In operating our business, we may unknowingly be conduits for illegal or prohibited materials, which could subject us to liability. For example, it is possible that courts could find strict liability or impose “know your customer” standards of conduct in some circumstances. Although we may not be directly involved in any of these practices, under current and future regulation, we may ultimately be held responsible for the actions of our online advertisers or third-party advertising distribution providers.

We may also be subject to costs and liabilities with respect to privacy and data security issues. Several companies have incurred costs and paid penalties for violating their privacy policies. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers of unauthorized access to their personal information. In addition, the Federal Trade Commission, or FTC, has commenced enforcement actions against companies for their failure to adequately protect the personal data in their possession. Further, it is anticipated that new legislation will be adopted by federal and state governments with respect to user privacy and data security. Such legislation may result in increased costs for our business, additional compliance obligations and could negatively affect our business.

Additionally, foreign governments may pass laws which could negatively impact our business and/or foreign governmental authorities may commence legal actions against us for claims relating to our products and services based upon existing laws. Any such legal actions and/or costs incurred in addressing compliance with foreign laws and regulations could negatively affect our business or cause us to incur greater expenditures on compliance-related activities.

The restrictions imposed by, and cost of complying with, current and possible future laws and regulations related to our business could impact the way we are permitted to conduct operations, resulting in harm to our business and having a negative impact upon our operating results.

Future regulation of online advertising may adversely affect our ability to generate revenue from our websites.

The FTC has reviewed the way in which search engines disclose paid placements or paid inclusion practices to Internet users. The FTC has issued guidance recommending that all search engine companies ensure that all sponsored links are clearly distinguished from non-sponsored links, that the use of paid inclusion is clearly and conspicuously explained and disclosed and that other disclosures are made to avoid misleading users about the possible effects of paid placement or paid inclusion listings on search results. If such FTC disclosure reduces the desirability of our websites and “click-throughs” of our sponsored links decrease, our business could be adversely affected.

Changes in regulations or user concerns regarding privacy and protection of user data could harm our business.

Federal, state and international laws and regulations may govern the collection, use, sharing and security of personally identifiable data that we receive from our customers and users. In addition, we have, and post on our website, our privacy policies and practices concerning the collection, use and disclosure of customer and user data. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, FTC requirements or other federal, state or international privacy-related laws and regulations could result in proceedings or actions against us by governmental entities or other third parties, including class action lawsuits, which could potentially harm our business. Further, failure or perceived failure to comply with our policies or applicable requirements related to the collection, use or security of personal information or other privacy-related matters could damage our reputation and result in a reduction in Internet traffic to our websites.

We may be sued for information posted on or retrieved from our sites.

Our operations do not involve manual screening and review of all content posted by users on our premium websites. Although our website terms of use specifically require customers to represent that they have the right and authority to reproduce the content they provide and that the content does not infringe the rights of others or otherwise violate laws or regulations, we do not have the ability to determine the accuracy of these representations on a case-by-case basis for all content provided to our websites by users. There is a risk that a user, member or customer may supply an image or other content that is the property of another party used without permission, that infringes the copyright or trademark of another party, or that would be considered to be defamatory, pornographic, hateful, racist, scandalous, obscene or otherwise offensive, objectionable or illegal under the laws or court decisions of the jurisdiction where that user or customer lives. The Digital Millennium Copyright Act is intended to reduce the liability of online service providers for listing or linking to third-party websites that include materials that infringe copyrights or rights of others. If we did not meet the safe harbor requirements of the Digital Millennium Copyright Act, we could be exposed to copyright actions, which could be costly and time-consuming. Further, while the Digital Millennium Copyright Act does provide a limited safe harbor for unintentional copyright infringement, it does not provide protection for other types of claims that may result from materials made available by third parties.

There is, therefore, a risk that customers and users may intentionally or inadvertently access information and content from us that is in violation of the rights of another party or a law or regulation of a particular jurisdiction. If we should become legally obligated in the future to perform manual screening and review all content posted by third parties, we will incur additional expenses and may cease accepting third-party content, each of which could substantially harm our business and results of operations. We may be subject to claims for defamation, negligence, copyright or trademark infringement or personal injury, or claims based on other legal theories, relating to the information we publish on our websites. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. Our insurance, which covers commercial general liability, may not adequately protect us against these types of claims. Any dispute or litigation might result in substantial costs and diversion of resources and management attention and could affect our ability to compete or have a material adverse effect on our business or financial condition.

Risks Related to Our Common Stock and this Offering

There is no public market for our common stock, and an active and liquid trading market may not develop or be sustained after this offering is completed.

Before this offering, there was no public market for shares of our common stock. Following this offering, an active, liquid trading market for our common stock may not develop or be sustained. As a result, you may not be able to sell all or a significant portion of your holdings quickly. The initial public offering price of the shares offered by this prospectus will be determined by negotiations between us and representatives of the underwriters based upon a number of factors, including the history of, and the prospects for, our company and our industry, and may not be indicative of prices that will prevail following completion of this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial public offering price.

Our stock price may be volatile, and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, particularly in the Internet industry. This volatility is often unrelated or disproportionate to the financial performance of particular companies. These broad market fluctuations may negatively affect the market price of our common stock.

Price fluctuations could be in response to various factors, including:

•	actual or forecasted changes in our quarterly or annual operating results;

•	our announcements or our competitors’ announcements of new products or services or marketing initiatives;

•	the market’s reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission, or SEC;

•	strategic actions by us or our competitors, involving acquisitions, significant strategic partnerships or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	the loss of key personnel;

•	changes in our growth rates or our competitors’ growth rates;

•	developments regarding our proprietary rights or those of our competitors;

•	our inability to raise additional capital;

•	changes in financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;

•	sales of common stock, or the expectation that such sales may occur, by us, our directors, officers or principal stockholders; and

•	changes in stock market analyst recommendations or earnings estimates regarding our common stock, other comparable companies or our industry generally or failure to meet or exceed these estimates.

As a result of these and other factors, you may not be able to resell your shares of common stock at or above the initial public offering price. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. We may be the target of similar litigation in the future. A securities class action suit against us could result in potential liabilities, substantial costs and the diversion of our management’s attention and resources that would otherwise be used to benefit the future performance of our business, regardless of the outcome.

Our directors, officers and current principal stockholders own a large percentage of our common stock and could limit new stockholders’ influence over corporate decisions.

After this offering, our directors, officers and current stockholders holding more than 5% of our common stock collectively will beneficially own, in the aggregate, approximately     % of our outstanding common stock, assuming the exercise of all options held by such persons. As a result, these stockholders, if they act together, would be able to control most matters requiring stockholder approval, including the election of directors and approval of mergers or other significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control. The interests of these stockholders may not always coincide with our corporate interests or the interests of our other stockholders, and they may act in a manner with which you may not agree or that may not be in the best interests of our other stockholders.

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Upon completion of this offering, we will have          outstanding shares of common stock, assuming no exercise of outstanding options or warrants after September 30, 2007. The           shares sold pursuant to this offering will be immediately tradable without restriction. Of the remaining shares:

•	no shares will be eligible for sale immediately upon completion of this offering;

•	shares will be eligible for sale upon the expiration of lock-up agreements, subject in some cases to volume and other restrictions of Rule 144 and Rule 701 under the Securities Act; and

•	shares will be eligible for sale upon the exercise of vested options after the expiration of the lock-up agreements.

The lock-up agreements expire 180 days after the date of this prospectus. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

Holders of           shares of our common stock have contractual rights to require us to register their shares for resale to the public or to include their shares in registration statements that we may file or that we may file for other stockholders. See “Description of Capital Stock — Registration Rights.”

After the closing of this offering, we intend to register approximately           shares of common stock that have been issued or reserved for future issuance under our stock incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to some restrictions under the securities laws and the lock-up agreements described above.

If any of these stockholders cause a large number of securities to be sold in the public market, or if there is an expectation that such sales may occur, the sales could cause the trading price of our common stock to decline.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to SEC and Nasdaq compliance rules.

We expect that the obligations of being a public company will require significant additional expenditures and place additional demands on our management, administrative, operational and accounting resources as we comply with the reporting requirements of a public company. We currently expect an increase of $1.5 million to $2.0 million per year in our general and administrative expenses due to the costs of being a public company. As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the listing requirements of the Nasdaq Stock Market, Inc. The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls over financial reporting and disclosure controls and procedures. In particular, commencing in 2009, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting, the market price of our stock could decline and we could be subject to sanctions or investigations by the Nasdaq Stock Market, the SEC or other regulatory authorities.

We will also need to upgrade our systems, implement additional financial and management controls, reporting systems and procedures, hire an internal audit group and additional accounting, auditing and financial staff with appropriate public company experience and technical accounting knowledge. This will increase our general and administrative expenses and capital expenditures. The rules and regulations applicable to public companies may make it more difficult and more costly for us to obtain directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher premiums.

As a new investor, you will experience immediate and substantial dilution in net tangible book value.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate and substantial dilution of approximately $      per share, representing the difference between the initial public offering price for our shares in this offering and our pro forma net tangible book value per share after giving effect to this offering at an assumed public offering price of $     , the mid-point of the range on the cover page of this prospectus. If the holders of outstanding options to purchase our common stock exercise these options in the future, you will incur further dilution. If we raise additional equity by issuing equity securities or convertible debt, or if we acquire other companies or technologies by issuing equity, the newly issued shares will further dilute your percentage ownership and may reduce the value of your investment.

Provisions of our certificate of incorporation and by-laws and Delaware law could discourage, delay or prevent a change in control of our company.

Provisions in our restated certificate of incorporation and restated bylaws may discourage, delay or prevent an acquisition involving us that our stockholders may consider favorable, including transactions in which you might receive a premium for you shares. In addition, these provisions could make it more difficult for our stockholders to replace or remove our board of directors.

The provisions include:

•	authorizing the issuance of preferred stock with rights that may be senior to those of the common stock without any further action by the holders of our common stock;

•	providing for a classified board of directors with staggered terms;

•	requiring that our stockholders provide advance notice when nominating our directors or proposing matters that can be acted on by stockholders at stockholders meetings;

•	eliminating the ability of our stockholders to convene a stockholders’ meeting; and

•	prohibiting our stockholders to act by written consent.

After this offering, we will also be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.

We do not expect to pay dividends in the future, and any return on your investment in our common stock will be limited to any appreciation in the value of our common stock.

We have never declared or paid cash dividends on our common stock and we do not anticipate paying cash dividends in the foreseeable future. As a result, you should not rely on any investment our stock to provide dividend income as part of your investment return. Any return on your investment in our common stock would result from an increase in the market price of your stock, which is uncertain and unpredictable.

Our management will have broad discretion in the use of certain proceeds from this offering.

Our management will have broad discretion in the application of our net proceeds of this offering in excess of the amounts we owe under our credit facility. We currently intend to use our net proceeds from this offering to repay a portion of the principal and interest outstanding under our credit facility, and to finance our working capital needs and for general corporate purposes. We may also use a portion of our net proceeds to acquire businesses, technologies or websites as described under the heading “Use of Proceeds.” Within those categories, our management will have broad discretion over the use and investment of our net proceeds of this offering, and you will need to rely upon the judgment of our management with respect to the use of proceeds. Our management may spend our net proceeds from this offering in ways that our stockholders may not agree with or that may not result in a significant or any return on your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements contained in this prospectus other than statements of historical facts, including statements regarding our future results of operations and financial position, our business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend” and “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform these statements to actual results or revised expectations.

This prospectus also contains estimates and other information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications, surveys and forecasts generated by IDC, JupiterResearch, the National Gardening Association and VeriSign. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications, surveys and forecasts.

You should read this prospectus, the documents to which we refer in this prospectus and those we have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

We operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $      from the sale of common stock offered by us in this offering, assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $      increase (decrease) in the assumed initial offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $     , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

We currently estimate that of the net proceeds we receive from this offering we will repay a portion of the principal and interest outstanding under our term loan. As of November 30, 2007 we have approximately $90.2 million in principal and interest outstanding. The term loan currently accrues interest at an annual rate equal to the British Bankers Association LIBOR rate, or BBA LIBOR, two business days prior to the interest period plus 4.00%, which rate was 9.05% as of November 30, 2007. The stated maturity of the term loan is November 21, 2012. Our credit agreement requires that we use the proceeds of this offering to repay the lesser of $25 million, or the balance required to bring our net leverage ratio to 2.0 or below (as further described elsewhere in this prospectus). We used the proceeds we received from the term loan, together with a portion of existing cash and restricted cash on hand, to retire all outstanding debt under a previous credit agreement.

We intend to use the remainder of the net proceeds to us from this offering for working capital and other general corporate purposes, including financing the expansion of our operations, the investment in new product development and strategic initiatives, capital expenditures and the costs of operating as a public company. We may also use a portion of the net proceeds to us for acquisitions of businesses, websites and technologies, although we have no agreements or understandings with respect to any acquisition at this time.

Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and do not expect to pay any cash dividends for the foreseeable future. We intend to use future earnings, if any, in the operation and expansion of our business. In addition, the terms of our credit facility restrict our ability to pay dividends, and any future indebtedness that we may incur could preclude us from paying dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, short term debt and capitalization as of September 30, 2007, as follows:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the conversion of all of our outstanding shares of convertible redeemable preferred stock, the conversion of our Series A convertible redeemable preferred stock warrant to a common stock warrant, the repayment by us of a portion of our outstanding indebtedness, the filing of our amended and restated certificate of incorporation to increase the number of authorized shares of common stock and the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application by us of the proceeds to us from this offering.

A $      increase (decrease) in the assumed initial offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $     , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30,
	2007
		Pro Forma
	Actual	As Adjusted
	(In thousands,
	except share data)

Cash and cash equivalents and restricted cash	$33,000	$

Total long-term debt, including current portion	$105,000	$

Series A convertible redeemable preferred stock warrant	$4,105	$—
Convertible redeemable preferred stock, $.001 par value per share, 5,350,000 shares authorized, 5,080,000 shares issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding pro forma as adjusted	61,368
Stockholders equity:
Common stock, $.001 par value per share, 74,000,000 shares authorized, 289,176 shares issued and 205,071 shares outstanding actual; 200,000,000 shares authorized, shares issued and outstanding pro forma as adjusted	—
Less: treasury stock, 84,105 shares	(421)
Additional paid-in capital	8,599
Retained (deficit) earnings	(799)

Total stockholders’ equity	7,379

Total capitalization	$72,852

The table above excludes the following shares:

•	643,750 shares of common stock issuable upon exercise of warrants outstanding as of September 30, 2007, at a weighted-average price of $1.93 per share;

•	3,224,668 shares of common stock issuable on the exercise of options outstanding as of September 30, 2007, at a weighted-average exercise price of $3.65 per share;

•	2,616,462 shares of common stock issuable upon payment of restricted stock units outstanding as of September 30, 2007; and

•	269,694 shares of common stock reserved for future issuance as of September 30, 2007, under our stock-based compensation plans.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Pro forma net tangible book value per share represents the amount of our total pro forma stockholders’ equity less total goodwill and intangible assets, divided by the number of shares of common stock outstanding as of September 30, 2007 after giving effect to the assumed conversion of all of our outstanding Series A convertible redeemable preferred stock and Series Z convertible redeemable preferred stock, into an aggregate of 25,400,000 shares of our common stock and the conversion of our Series A convertible redeemable preferred stock warrant into a common stock warrant.

Investors participating in this offering will incur immediate, substantial dilution. Our pro forma net tangible book value was approximately $(35.7) million, computed as total pro forma stockholders’ equity less total goodwill and intangible assets, or $(1.32) per share of common stock as of September 30, 2007. After giving effect to the sale of           shares of common stock by us in this offering at the assumed initial public offering price of $      per share, the midpoint of the range on the cover page of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses we are responsible for paying, our pro forma as adjusted net tangible book value as of September 30, 2007 would have been $      million, or $      per share of common stock. This represents an immediate increase in pro forma net tangible book value of $      per share of common stock to our existing stockholders and an immediate dilution of $      per share to the new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price		$
Pro forma net tangible book value per share before this offering at September 30, 2007	$(1.32)
Increase in net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

A $      increase (decrease) in the assumed initial offering price of $      per share would increase (decrease) the as adjusted net tangible book value by $      and the as adjusted net tangible book value per share after this offering by $      per share and decrease (increase) the dilution per share to new investors by $      per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of September 30, 2007, on a pro forma as adjusted basis, the total number of shares, the consideration paid to us, and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering from us at the assumed initial public offering price of $      per share, the midpoint of the range on the cover page of this prospectus, and before deducting the underwriting discounts, commissions and estimated offering expenses we are responsible for paying (dollars in thousands except per share amounts):

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Number	Percent	per Share

Existing stockholders	25,605,071		$50,800		$1.98
New investors

Total		100%		100%

The number of shares and total consideration of the existing stockholders includes 750,000 shares of Series Z convertible redeemable preferred stock valued at $10 per share that were issued in connection with the acquisition of the Predecessor.

If the underwriters exercise their over-allotment option in full, the following will occur: (1) the number of shares of common stock held by our existing stockholders will represent approximately     % of the total number of shares of common stock outstanding; and (2) the number of newly issued shares of common stock held by new investors will be increased to     , or approximately     % of the total number of shares of our common stock outstanding after this offering.

The discussion and tables above are based on the number of shares of common stock, Series A convertible redeemable preferred stock and Series Z convertible redeemable preferred stock outstanding as of September 30, 2007.

The table above excludes the following shares:

•	643,750 shares of common stock issuable upon exercise of warrants outstanding as of September 30, 2007, at a weighted-average price of $1.93 per share;

•	3,224,668 shares of common stock issuable on the exercise of options outstanding as of September 30, 2007, at a weighted-average exercise price of $3.65 per share;

•	2,616,462 shares of common stock issuable upon payment of restricted stock units outstanding as of September 30, 2007; and

•	269,694 shares of common stock reserved for future issuance as of September 30, 2007, under our stock-based compensation plans.

SELECTED FINANCIAL DATA

The following statement of income data for the year ended December 31, 2004, the period from January 1, 2005 to February 21, 2005, the period from February 22, 2005 to December 31, 2005 and the year ended December 31, 2006, and the balance sheet data as of December 31, 2005 and 2006 are derived from our audited financial statements included elsewhere in this prospectus. The statements of income data for the year ended December 31, 2002 and balance sheet data as of December 31, 2002 are unaudited. The statements of income data for the year ended December 31, 2003 and balance sheet data as of December 31, 2003 is derived from our audited financial statements for that period, which is not included in this prospectus. The statement of income data for the nine months ended September 30, 2006 and 2007 and the balance sheet data as of September 30, 2006 and September 30, 2007 have been derived from our unaudited consolidated financial statements and related notes, which have been included elsewhere in the prospectus. The selected financial data presented below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future periods.

	Predecessor				Successor
				Period From	Period From
				January 1	February 22		Nine Months
				to	to	Year Ended	Ended
	Year Ended December 31,			February 21,	December 31,	December 31,	September 30,
	2002	2003	2004	2005	2005	2006	2006	2007
	(unaudited)	(In thousands, except share and per share data)					(unaudited)

Statement of Income Data:
Revenue:
Online media	$226	$874	$3,791	$939	$7,532	$29,843	$18,544	$30,419
Domain names sales and related services	5,596	8,409	15,665	2,778	20,107	31,202	23,515	27,855

Total revenue	5,822	9,283	19,456	3,717	27,639	61,045	42,059	58,274
Cost of revenue:
Online media	155	160	331	55	1,291	9,738	6,851	7,550
Domain names sales and related services	1,089	1,796	3,798	879	5,959	13,173	9,717	12,207

Total cost of revenue	1,244	1,956	4,129	934	7,250	22,911	16,568	19,757
Gross profit	4,578	7,327	15,327	2,783	20,389	38,134	25,491	38,517
Operating costs(1):
Product development	423	218	472	55	805	2,510	1,572	4,164
Sales and marketing	398	526	887	129	2,264	7,480	4,781	10,212
General and administrative(2)	984	2,041	4,979	922	3,100	11,672	8,236	9,575
Amortization of intangible assets(3)	11	11	11	2	393	1,584	796	3,436

Total operating costs	1,816	2,796	6,349	1,108	6,562	23,246	15,385	27,387
Operating income	2,762	4,531	8,978	1,675	13,827	14,888	10,106	11,130
Interest expense, net	—	6	133	11	2,524	6,962	3,252	10,972

Income before income taxes	2,762	4,525	8,845	1,664	11,303	7,926	6,854	158
Provision (benefit) for income taxes(4)	—	—	—	—	4,334	4,414	3,817	(2)

Income before cumulative effect of change in accounting principle	2,762	4,525	8,845	1,664	6,969	3,512	3,037	160
Cumulative effect of change in accounting principle	—	—	—	—	—	(872)	(872)	—

Net income	$2,762	$4,525	$8,845	$1,664	$6,969	$2,640	$2,165	$160

	Predecessor				Successor
				Period From	Period From
				January 1	February 22		Nine Months
				to	to	Year Ended	Ended
	Year Ended December 31,			February 21,	December 31,	December 31,	September 30,
	2002	2003	2004	2005	2005	2006	2006	2007
	(unaudited)	(In thousands, except share and per share data)					(unaudited)

Net income (loss) per share:(5)
Basic	—	—	—	—	$—	$(11.24)	$(8.24)		$(15.05)

Fully diluted	—	—	—	—	$0.13	$(11.24)	$(8.24)		$(15.05)

Number of shares used in per share calculations:
Basic	—	—	—	—	—	126,492	106,999		191,876

Fully diluted	—	—	—	—	492,581	126,492	106,999		191,876

Unaudited:
Pro forma net income per share:(6)
Basic						$		$

Fully diluted						$		$

Pro forma number of shares used in per share calculations:
Basic

Fully diluted

Other data:
Adjusted EBITDA (unaudited)(7)	$2,870	$4,881	$9,885	$1,893	$16,919	$28,484	$20,428		$24,129

				As of
	As of December 31,			February 21,	As of December 31,		As of September 30,
	2002	2003	2004	2005	2005	2006	2006	2007
	(unaudited)			(unaudited)			(unaudited)
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$503	$875	$124	$1,942	$9,433	$15,555	$4,477	$19,974
Restricted cash	—	—	—	—	100	34,933	57,021	13,026
Working capital	2,225	4,532	8,722	10,803	19,342	71,149	83,108	(49,488)
Total assets	2,509	6,127	10,032	12,321	93,716	189,691	183,927	193,129
Long term obligations	—	2,444	2,338	2,130	25,378	110,574	109,689	6,202
Total liabilities	147	3,904	3,435	4,060	35,111	124,593	119,568	124,382
Convertible redeemable preferred stock	—	—	—	—	54,902	58,320	57,104	61,368
Total members or stockholders’ equity	2,362	2,223	6,597	8,261	3,703	6,778	7,255	7,379

(1)	Amounts include stock-based compensation, as follows:

	Predecessor				Successor
				Period From	Period From
				January 1	February 22
				to	to	Year Ended	Nine Months Ended
	Year Ended December 31,			February 21,	December 31,	December 31,	September 30,
	2002	2003	2004	2005	2005	2006	2006	2007
	(unaudited)				(In thousands)		(unaudited)

Cost of Revenue:
Online media cost of revenue	—	—	—	—	$22	$97	$68	$80
Domain name sales and related services					13	80	41	95
Operating costs:
Product development	—	—	—	—	47	235	137	346
Sales and marketing	—	—	—	—	58	461	288	768
General and administrative	—	—	—	—	53	3,717	3,091	2,191

Total	—	—	—	—	$193	$4,590	$3,625	$3,480

(2)	Operating costs of the Predecessor include compensation charges paid to the owner of approximately $545,000, $1.5 million, $3.9 million and $0 for the years ended December 31, 2002, 2003 and 2004 and the period from January 1, 2005 to February 21, 2005, respectively. See our audited financial statements beginning on page F-1 of this prospectus.

(3)	Amortization of intangible assets is calculated based on the assets acquired on a straight line basis generally over a two to five year basis. See our audited financial statements beginning on page F-1 of this prospectus.

(4)	From inception in 1999 to February 21, 2005, the Predecessor operated as a subchapter S corporation for tax purposes. Commencing with the acquisition of the Predecessor on February 22, 2005, we have operated as a subchapter C corporation.

(5)	As a result of the Predecessor’s status as a subchapter S corporation for the years ended 2002, 2003 and 2004 and for the period from January 1, 2005 through February 21, 2005, earnings per share information has not been presented for those periods.

(6)	Pro forma to give effect to the conversion of convertible redeemable preferred stock and the conversion of the Series A convertible redeemable preferred stock warrant into a common stock warrant as if such conversion had occurred at the beginning of the period.

(7)	The following table reconciles Net income before cumulative effect of change in accounting principle to Adjusted EBITDA for the periods presented and is unaudited:

	Predecessor				Successor
				Period	Period
				From	From
				January 1	February 22
				to	to	Year Ended	Nine Months Ended
	Year Ended December 31,			February 21,	December 31,	December 31,	September 30,
	2002	2003	2004	2005	2005	2006	2006	2007
			(In thousands)

Net income before cumulative effect of change in accounting principle	$2,762	$4,525	$8,845	$1,664	$6,969	$3,512	$3,037	$160
Interest expense, net	—	6	133	11	2,524	6,962	3,252	10,972
Provision (benefit) for income taxes	—	—	—	—	4,334	4,414	3,817	(2)
Depreciation and amortization	63	67	102	18	675	2,355	1,237	5,019
Amortization of registration rights	45	283	805	200	2,224	5,934	4,743	4,500

EBITDA	$2,870	$4,881	$9,885	$1,893	$16,726	$23,177	$16,086	$20,649
Loss on early extinguishment of debt	—	—	—	—	—	717	717	—
Stock-based compensation	—	—	—	—	193	4,590	3,625	3,480

Adjusted EBITDA	$2,870	$4,881	$9,885	$1,893	$16,919	$28,484	$20,428	$24,129

EBITDA and Adjusted EBITDA are each a measurement not in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization of intangible assets and amortization of registration rights. Adjusted EBITDA represents EBITDA plus stock-based compensation expense and non-cash charges related to the early extinguishment of debt. We believe that the supplemental presentation of EBITDA and Adjusted EBITDA provides useful information to investors regarding our results of operations because such presentation assists in analyzing the operating performance of our business. This supplemental disclosure backs out potential differences caused by differences in capital structure (impacting interest expense), tax strategies (impacting our effective tax rates), the composition of our fixed assets (impacting our relative depreciation rates), the impact of purchase price allocations for acquired companies (impacting amortization of intangible assets expense) and the impact of non-cash stock-based compensation expense and charges related to the early extinguishment of debt. Although we use EBITDA and Adjusted EBITDA as a financial measure to assess the performance of our business, the use of EBITDA and Adjusted EBITDA is limited because it does not include certain material costs, such as interest and taxes, necessary to operate our business.

Adjusted EBITDA is also presented because covenants in our credit facility contain ratios based on this measure. Our credit facility is material to us because it is one of our primary sources of liquidity. If our Adjusted EBITDA was to decline below certain levels, covenants in our credit facility that are based on Adjusted EBITDA may be violated and could cause, among other things, an inability to incur further indebtedness under the credit facility and in certain circumstances a default or mandatory prepayment under our credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Credit Facility” for additional information on the covenants in our credit facility.

The supplemental presentation of EBITDA and Adjusted EBITDA included in this prospectus should be considered in addition to, and not as a substitute for, net income in accordance with U.S. GAAP as a measure of performance or net cash provided by operating activities as determined in accordance with U.S. GAAP as a measure of liquidity. We understand that although EBITDA and Adjusted EBITDA are frequently used by securities analysts, lenders and others in their evaluation of companies, EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider these in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are due to the exclusion from Adjusted EBITDA of:

•	Stock-based compensation expense, a non-cash charge that is a significant component of overall employee costs;

•	Cash expenditures for the acquisition of registration rights;

•	Cash expenditures for the acquisition of property and equipment;

•	Interest expense on our debts;

•	Income tax expense on our earnings; and

•	Changes in, or cash requirements for, working capital.

To compensate for these limitations, we evaluate our liquidity by considering the economic effect of the excluded expense items independently as well as in connection with its analysis of cash flows from operations and through the use of other financial measures, such as capital expenditure budget variances, investment spending levels and return on capital analysis. Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those described under “Risk Factors” or elsewhere in this prospectus. We have prepared our discussion of the results of operations by comparing our results for the year ended December 31, 2006 to the combined results of the Predecessor and Successor for the year ended December 31, 2005 (the “Combined 2005 Results”). The Combined 2005 Results have been compared to the Predecessor’s combined results for the year ended December 31, 2004.

Overview

We operate a leading targeted online media business and a leading online marketplace for domain names. We monetize a high-quality portfolio of more than 2,250,000 domain names, including more than 750,000 domain names that we own and more than 1,500,000 domain names that are owned by third-party affiliates. We generate revenue from online media, primarily through advertising, and from the sale of domain names and related services.

Our media business enables advertisers to reach highly-targeted online audiences through a network of proprietary and third-party websites. This network of owned and affiliate websites, which attracted more than 60,000,000 visitors in September 2007, creates a large amount of highly-targeted traffic which is desirable to performance-based advertisers. Our proprietary website publishing platform, SiteSense, allows us to dynamically update and manage a variety of websites — from lead-generating websites to premium online communities — to provide the most relevant user experience and most revenue potential for our network. The depth of development of an individual website is generally based on the nature of the specific domain name and the category to which it relates.

Our domain name marketplace combines our proprietary portfolio of domain names with those of third-party domain name owners that want to list their domain names for sale, creating what we believe is an efficient and liquid marketplace for high-quality domain names. Like the Multiple Listing Service, or MLS, for residential real estate, our Domain Listing Service, or DLS, aims to have the largest inventory for sale and the broadest distribution to buyers. Our customers can find and purchase these domain names on our websites BuyDomains.com and Afternic.com, or on websites that use our DLS, which include seven of the top ten domain registrars. Our proprietary trading platform, SiteMarket, is used to identify and value high-quality domain names that are most relevant to small and medium-sized businesses seeking online identities. Our objective is to create an efficient, comprehensive marketplace of all available domain names for sale in the secondary market for business owners looking to purchase a premium domain name.

We evaluate our operating results based on the performance of our media business and our domain name marketplace, the two segments described above. In our media business, we strive to increase advertising revenue through improved technology and segmentation of our portfolio, creating a more compelling user experience and delivering more targeted and effective performance-based online advertising messages. We also plan to expand our network of leading online enthusiast communities in categories that have a high degree of consumer engagement, interaction and commerce. To date, we have launched premium enthusiast web properties in the photography, gardening, astrology and automotive categories, and our strategy is to replicate this model across multiple enthusiast categories through internal development and selected acquisitions. In our domain name marketplace, our goal is to create an extensive and efficient domain name marketplace by providing an aggregation point for available domain name inventory. We are undertaking a broad distribution strategy which, along with improvements in the functionality of our SiteMarket platform, are intended to increase the volume of domain names that we sell. We expect that our media business and our domain name marketplace will benefit from continued growth in the size of our domain name portfolio.

History

We were incorporated in Delaware in February 2005 for the purpose of acquiring Rare Names, LLC and Raredomains.com, LLC, which are referred to collectively as the Predecessor. The Predecessor began buying and selling domain names in 1999 and generating advertising revenue from its websites in 2002. In 2003, the Predecessor generated total revenue of $9.3 million, including $8.4 million from the sale of Internet domain names and related services, and in 2004, total Predecessor revenue increased to $19.5 million. Since acquiring the Predecessor, we have developed our SiteSense media platform and our SiteMarket domain name trading platform. We generated total revenue of $27.6 million in 2005 and $61.0 million in 2006.

Acquisitions

Since the acquisition of the Predecessor in February 2005, we have completed eight acquisitions of businesses and technologies and one acquisition of a large, premium domain name portfolio. Aggregate initial consideration for these acquisitions of approximately $62.5 million was funded from operating cash flow and from the proceeds of a debt financing we completed in September 2006. We anticipate the majority of our acquisition activity in the future to be in our media business. Acquisitions have included the following:

SmartName, LLC

In September 2006, we acquired the assets of SmartName, LLC, a provider of affiliate domain name monetization services, for approximately $16.5 million. The acquisition was funded with the proceeds of our debt financing. This acquisition enabled us to market a set of services that complement the domain name monetization services provided by our SiteSense platform.

Premium Domain Name Portfolio

In December 2006, we acquired approximately 40 domain names from an unrelated third party for cash consideration of approximately $13.5 million. The acquisition was funded with the proceeds of our debt financing. Approximately half of these names are being held for development as premium enthusiast websites. The remainder are included in registration rights available for sale.

Visionary Networks, Inc.

In January 2007, we acquired the assets of Visionary Networks, Inc., which provides an online community in astrology and other related subjects. The purchase price of the acquisition was approximately $14.1 million. Terms of the acquisition also provide for future purchase payments, not to exceed $7.5 million, contingent upon achieving certain financial milestones for the years ended December 31, 2007 and 2008.

Other Acquisitions

In addition to the acquisitions detailed above, we completed six additional acquisitions for aggregate initial cash consideration of $18.4 million. Three of these acquisitions provide for potential future purchase payments, not to exceed $2.6 million in the aggregate, contingent upon achievement of financial and other milestones.

Components of Our Statement of Operations

Our revenue is classified into two types: online media, and domain name sales and related services. Revenue from online media accounted for 19.5% of our combined total revenue in 2004, 27.0% of our combined total revenue in 2005, 48.9% of our total revenue in 2006, 44.1% of our total revenue during the nine months ended September 30, 2006 and 52.2% of our total revenue during the nine months ended September 30, 2007. Revenue from domain name sales and related services accounted for 80.5% of our total revenue in 2004, 73.0% of our total revenue in 2005, 51.1% of our total revenue in 2006, 55.9% of our total revenue during the nine months ended September 30, 2006 and 47.8% of our total revenue during the nine months ended September 30, 2007.

Online Media Revenue.  Our online media revenue is derived primarily from performance-based advertising. The vast majority of advertising revenue we derive is on a cost-per-click, or CPC, basis. Under this model, we earn revenue when a visitor to one of our websites clicks on a sponsored advertising link. The advertising revenue we generate on our websites is based on agreements with third-party advertising distribution providers that maintain direct relationships with advertisers. These providers pay us a percentage of their net revenue generated from these advertising services. In instances where the CPC advertising is generated by a visit to a website within our affiliate network, we share the revenue that we receive with our affiliate. Because the third-party distribution partners maintain the direct advertiser relationships, we have limited knowledge of increases or decreases in advertising rates between periods. In addition, our revenue share is subject to adjustment based on qualitative and quantitative factors that are not fully disclosed to or controlled by us. Consequently, we cannot accurately determine changes in advertising rates.

Domain Name Sales and Related Services Revenue.  Our domain name sales revenue consists primarily of the sale of domain names. Domain name sales are recorded on a transaction basis and are most often paid for at the time of sale by credit card. We also generate a small amount of revenue from other sources, including business services referral fees and commission-based revenue for the sale of domain names owned by our affiliates. Each domain name available for sale or sold by us is individually priced based on the values and qualities assigned to such domain name by our SiteMarket platform tools and our portfolio management staff. As described below in “Business — Products and Services — Marketplace Business”, our SiteMarket platform uses a valuation and ranking process that is supported by a proprietary database containing millions of historical records and data elements on domain names. Each domain name sold is a discrete product and is inherently different than a domain name sold during a prior or subsequent period. Although two domain names sold may have similar attributes, there is no basis to calculate meaningful price changes for domain name sales between different periods.

Cost of Online Media Revenue.  Cost of online media revenue consists primarily of performance-based advertising costs, compensation and associated costs related to technology operations and portfolio management personnel and, to a lesser extent, the cost of maintaining the computer systems and technology infrastructure supporting our media network and the amortization of developed software and technology.

Cost of Domain Name Sales and Related Services Revenue.  Cost of domain name sale revenue consists primarily of the costs of our domain name portfolio, compensation and associated costs related to technology operations and portfolio management personnel and, to a lesser extent, the cost of maintaining the computer systems and technology infrastructure supporting our domain name portfolio and the amortization of developed software and technology. Our domain name portfolio management team is primarily responsible for identifying, acquiring, analyzing and managing our portfolio of domain names.

Operating Expenses

Product development.  Our product development expenses primarily consist of the compensation and associated costs for technology personnel and consultants, as well as costs for other services and supplies. We expect product development expenses to increase as we grow our business and as we expand and upgrade our product offerings and websites.

Sales and marketing.  Our sales and marketing expenses primarily consist of the compensation and associated costs for sales, marketing and customer service personnel, certain marketing and advertising activities, general business development activities, and related consulting services. We expect sales and marketing expenses to increase with the growth of our business.

General and administrative.  Our general and administrative expenses primarily consist of the compensation and associated costs for management, finance, legal and administrative personnel, facility costs, and other costs such as insurance. We expect that general and administrative expenses will increase as we hire additional personnel and incur costs related to the anticipated growth of our business and our operation as a public company.

Amortization of intangible assets.  Amortization of intangible assets consists of amortization of identifiable intangible assets, excluding the amortization of developed software and technology, recorded in connection with our acquisitions. Intangible assets which consist of developed software, developed technology, trade names, customer lists and non-competition agreements, are amortized on a straight-line basis over their useful lives generally ranging from three to five years, with the amortization of developed software and technology included in cost of revenue.

Interest expense, net.  Net interest expense includes interest incurred on debt financing, the amortization of debt issuance costs and fair market value adjustments related to convertible redeemable preferred stock warrants, partially offset by interest income earned on our cash and cash equivalents.

Income taxes.  We are a subchapter C corporation subject to United States federal and state income taxes. The accounting for income taxes is discussed in more detail in the section below entitled “Critical Accounting Policies and Use of Estimates — Accounting for Income Taxes.”

Stock-Based Compensation Expense

Prior to January 1, 2006, we accounted for stock option grants in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and complied with the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Under APB 25, deferred stock-based compensation expense is recorded for the intrinsic value of options (the difference between the deemed fair value of our common stock and the option exercise price) at the grant date and is amortized ratably over the option’s vesting period. We also accounted for non-employee option grants on a fair-value basis using the Black-Scholes model and recognized this expense over the applicable vesting period.

On January 1, 2006, we adopted the requirements of SFAS No. 123(R), Share-based Payment, or SFAS No. 123(R). SFAS No. 123(R) requires us to measure the cost of employee services received in exchange for an award of equity instruments, based on the fair value of the award on the date of grant, and to recognize the cost over the period during which the employee is required to provide the services in exchange for the award. We adopted SFAS No. 123(R) using the modified prospective method, which requires us to apply its provisions to non-vested stock-based awards to employees granted prior to January 1, 2006 and all employee awards granted or modified subsequent to January 1, 2006. For the years ended December 31, 2005 and 2006, we recorded expense of approximately $193,000 and approximately $4.6 million, respectively, in connection with share-based payment awards. For the nine months ended September 30, 2007, we recorded expense of approximately $3.5 million in connection with share-based payment awards. As of September 30, 2007, unrecognized stock-based compensation expense for non-vested options and restricted stock units of $11.3 million is expected to be recognized using the straight-line method over a weighted-average period of 2.58 years. The adoption of SFAS No. 123(R) will have no effect on our cash flow for any period.

Critical Accounting Policies and the Use of Estimates

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 2 of the notes to our financial statements, and of those policies, we believe that the following accounting policies involve the greatest degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid you in fully understanding and evaluating our financial condition and results of operations.

Principles of Consolidation

The accompanying consolidated financial statements for the period from February 22, 2005 through December 31, 2005, for the year ended December 31, 2006, and for the nine month periods ended September 30, 2006 and 2007 include our accounts and those of our wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

The accompanying combined financial statements, for the year ended December 31, 2004 and for the period from January 1, 2005 through February 22, 2005 include the accounts of Raredomains.com, LLC and Rare Names, LLC. The Predecessor had substantially similar member ownership and interrelated operations. Accordingly, combining Raredomains.com, LLC and Rare Names, LLC into a single combined financial statement presentation is considered by management to be most meaningful. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition

We recognize revenue when the price is fixed or determinable, persuasive evidence of an arrangement exists, the product is delivered or the services are performed, and collectibility of the resulting receivable is reasonably assured.

We recognize the components of our online media revenue as follows:

Advertising Revenue.  Advertising revenue is generated through our relationship with third-party advertising distribution providers that pay us a fee based on the number of advertisement-related clicks, actions or impressions on our network of proprietary and affiliate websites. Revenue is recognized in the period in which the click, action or impression occurs. On our owned websites, we recognize revenue net of our advertising distribution providers’ share. On our affiliated websites, we recognize revenue net of our advertising distribution providers’ share and net of our affiliates’ share.

We recognize the components of our domain name marketplace revenue as follows:

•	Sales of our Domain Name Registration Rights. Revenue from sales of our domain name registration rights is recognized upon reaching an agreement as to the terms of the sale and the receipt of payment.

•	Business Services Revenue. Business Services revenue consists of commissions received from affiliates selling their domain name registration rights through our SiteMarket platform and from partners that provide business services to our customers, such as domain name registration and website-hosting. This revenue is recognized when the sale is completed or a referral is transmitted.

Domain Name Registration Rights

Substantially all of our domain name registration rights are both held for sale and used to generate advertising revenue. Domain name registration rights are carried at the lower of unamortized cost or net realizable value. Cost includes the fees paid to initially register or acquire the rights to use a domain name registration right. We aggregate monthly purchases of domain names and such costs are charged to cost of revenue based on the greater of (a) the percentage of the number of domain names sold during the period compared to the number of names estimated to be sold over the estimated life of the domain names or (b) the straight-line amortization of domain name registration rights over their estimated economic life. The economic life of the domain name registration rights is estimated to be seven years based on several factors including the projected traffic and sales pattern for acquired domain names. The estimate of the number of domain names to be sold in a period is based upon historical sales trends, current and projected sales staffing levels, the number of domain name acquisitions, market conditions, seasonality and sales strategies.

We periodically assess our costing model to ensure that our projections are a reasonable basis for the rate at which the cost of our acquired domain name registration rights is expensed. We assess our sales volume assumptions assigned to our domain name registration rights collection on at least an annual basis or when facts and circumstances indicate to management that sales trends may materially differ from our projections.

This assessment is based on a comparison of the actual sales rate to the projected sales rate by acquisition year.

A small number of domain name registration rights are held solely for our own use and are classified as long term assets. These domain name registration rights, which represent less than one percent of our total registration rights, are held primarily for development of websites and are not currently offered for sale. The economic life of the domain name registration rights held for use is estimated to be seven years, consistent with the useful life of registration rights available for sale.

At least at each balance sheet date, we compare the unamortized costs to the net realizable value of the domain name registration rights by acquisition year, taking into consideration estimated future revenue from sales of the domain name registration rights and advertising revenue, and we record a reserve if necessary to reduce the carrying value of the names to net realizable value.

Domain Name Registration Rights Renewal Costs

Following the initial domain name registration period, in order to retain the rights of a domain name, we are required to renew annually the domain name registration right. These renewal fees, which are typically between six to eight dollars per domain name per year, are recorded as a prepaid asset and are expensed on a straight-line basis over the one-year renewal period.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed in business combinations accounted for under the purchase method. Purchase price is assigned to the acquired assets and liabilities based on their estimated fair value as determined by management, generally with the assistance of an independent appraiser.

Intangible assets other than goodwill are carried at cost less accumulated amortization. Intangible assets are generally amortized on a straight-line basis over the useful lives of the respective assets, generally three to five years. Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

We apply the provisions of the Financial Accounting Standards Board’s, or FASB, SFAS No. 142, Goodwill and Other Intangible Assets, or SFAS No. 142. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment on a reporting unit basis in accordance with the provisions of SFAS No. 142.

We perform impairment tests of goodwill assigned to reporting units on an annual basis or when facts and circumstances indicate to management that impairment may exist. Impairment tests are based on a comparison of the fair value of the reporting unit to the carrying value of the assets assigned to that reporting unit. In instances where impairment exists, goodwill is written down to fair value.

We review long-lived assets when facts and circumstances indicate to management that the carrying value of those assets may not be fully realizable over the remainder of their useful lives. If impairment exists, we compare the fair value of the asset, based on a discounted cash flow projection or other method as deemed appropriate by management, to the carrying value. If fair value is determined to be less than the carrying value, we record an impairment charge to reduce the carrying value to fair value.

Income Taxes

The Predecessor elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. Therefore, no provision or benefit for federal income taxes has been included in the Predecessor financial statements since taxable income or losses pass through to, and are reportable by, its members individually. The Predecessor made distributions to members to fund income tax payments. Upon our incorporation in February 2005, we elected to be taxed under the provisions of subchapter C of the Internal Revenue Code, and are subject to federal and state income taxes. We account for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes, or SFAS No. 109. SFAS No. 109 requires us to account for income taxes using an asset and liability approach, which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. Deferred income taxes have been provided for the differences between the financial reporting carrying values and the income tax reporting basis of our assets and liabilities. These temporary differences consist of differences between the timing of the deduction of certain amounts for income tax and financial statement reporting purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during those periods in which those temporary differences become deductible.

Accounting for Stock-Based Compensation

Through December 31, 2005, we accounted for our stock-based compensation awards to employees using the intrinsic value method prescribed in APB 25 and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of grant as the difference between the deemed fair value of our common stock and the option exercise price multiplied by the number of options granted.

On December 16, 2004, the FASB issued SFAS No. 123(R), which requires all share-based payments to employees, including grants of employee stock options and restricted stock units, to be recognized in the income statement based on their fair values. We adopted SFAS No. 123(R) effective January 1, 2006. SFAS No. 123(R) allows companies that used the fair value method under SFAS No. 123 for either recognition or pro forma disclosures to apply SFAS No. 123(R) using the modified prospective-transition method. Effective with our adoption of SFAS No. 123(R) on January 1, 2006, we have elected to use the Black-Scholes option pricing model to determine the weighted-average fair value of options granted. In accordance with SFAS No. 123(R), we will recognize the compensation cost of share-based awards on a straight-line basis over the vesting period of the award.

The volatility factor used for the computation of fair value of equity awards has been determined using an average of the historical volatility measures of a peer group of companies for a period equal to the expected life of the option. The expected volatility for equity awards during the period from February 22, 2005 to December 31, 2005 was 71%, for the year ended December 31, 2006 was 71% and during the nine months ended September 30, 2007 was 71%. The expected life of equity awards issued to employees has been determined utilizing the “simplified” method as prescribed by the Staff Accounting Bulletin No. 107, Share-Based Payment. The expected life of equity awards during the period from February 22, 2005 to December 31, 2005 was 6.13 years, the year ended December 31, 2006 was 6.02 years and during the nine months ended September 30, 2007 was 6.16 years. For the period from February 22, 2005 to December 31, 2005, the weighted average risk free interest rate used ranged from 3.76% to 4.49%, the year ended December 31, 2006 ranged from 4.33% to 5.02% and for the nine months ended September 30, 2007 ranged from 4.82% to 4.92%. The risk-free interest rate is based on a zero coupon United States treasury instrument with a term that is consistent with the expected life of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock. Therefore, the expected dividend yield is assumed to be zero. In addition, SFAS No. 123(R) requires companies to utilize an estimated forfeiture rate when calculating the expense for the period. SFAS No. 123 permitted companies to record forfeitures based on actual forfeitures, which was our historical policy under SFAS No. 123. As a result, we applied an estimated forfeiture rate, based on our limited historical forfeiture experience, of 3.75% in the period from February 22, 2005 to December 31, 2005, of 3.75% in the year ended December 31, 2006 and of 2.52% in the nine months ended September 30, 2007 in determining the expense recorded in our consolidated statements of income.

We have historically granted stock options at exercise prices equal to the fair value of our common stock as of the date of grant, as determined by our board of directors. Because there has been no public market for our common stock, in determining the fair value of our common stock, our board of directors considered a number of objective and subjective factors, including our operating and financial performance and corporate milestones, the prices at which we sold shares of convertible redeemable preferred stock, the superior rights and preferences of securities senior to our common stock at the time of each grant, and the risk and non-liquid nature of our common stock. For all equity awards during the period from October 1, 2006 through September 30, 2007, including stock option grants and awards of restricted stock units, our board of directors has also considered contemporaneous valuations of the fair value of our common stock in determining the fair value thereof.

In 2006, in connection with the preparation of our 2005 and first quarter 2006 financial statements, we retrospectively reassessed the fair value of our common stock during the period from September 2005 through February 2006. For both retrospective and contemporaneous assessments of the fair value of the common stock underlying the equity awards granted during this period, we followed guidelines set forth in the AICPA’s Practice Aid Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the AICPA Practice Aid.

Significant Factors, Assumptions, and Methodologies Used in Determining Fair Value.

We estimated our enterprise value under the guideline public company method by comparing our company to publicly-traded companies in our industry group. In determining our enterprise value under this method, we utilized certain revenue and EBITDA multiples of publicity traded firms in similar lines of business.

The companies used for comparison under the guideline public company method were selected based on a number of factors, including but not limited to, the similarity of their industry, business model, financial risk and other factors. We applied a 50%-60% weighting to the revenue multiple and 40%-50% weighting to the EBITDA in determining the guideline public company fair market value estimate. The discounted future cash flow method involves applying appropriate risk-adjusted discount rates of 18-20% to estimated debt-free cash flows, based on forecasted revenue and costs. The projections used in connection with these valuations were based on our expected operating performance over the forecast period. There is inherent uncertainty in these estimates. If the Company had used different discount rates or assumptions, the valuation would have been different.

We also estimated our enterprise value under the discounted future cash flow method, which involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue and costs. Our revenue forecasts are based on expected market growth rates as well as assumptions about our future costs during the next five years. There is inherent uncertainty in making these estimates. These assumptions underlying the estimates are consistent with the plans and estimates that we use to manage the business. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates. If different discount rates had been used, the valuations would have been different.

In order to allocate the enterprise value determined under the guideline public company method and the discounted future cash flow method to our common stock, we used the probability-weighted expected return method. Under the probability-weighted expected return method, the fair market value of the common stock is estimated based upon an analysis of future values for our company assuming various future outcomes. The anticipated timing of these future outcomes is based on the plans of our board and management. Share value is based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us as well as the rights of each class of stock.

The fair market value of our common stock was estimated using a probability-weighted analysis of the present value of the returns afforded to our stockholders under each of four possible future scenarios. Three of the scenarios assume a stockholder exit, through our initial public offering, sale or dissolution. The fourth scenario assumes operations continue as a private company and no exit transaction occurs.

For each of the first three scenarios, estimated future and present values for our common stock were calculated using assumptions including: the expected pre-money valuation (pre-offering or pre-sale); the expected dates of the future expected initial public offering or sale; and an appropriate risk-adjusted discount rate. An estimated present value for our common stock was calculated for the fourth scenario (private company with no exit scenario) using a weighted average of the discounted cash flow method and the guideline public company method. For the private company with no exit scenario we used a marketability discount of 30%. Finally, the present values calculated for our common stock under each scenario were weighted based our management’s estimates of the probability of occurrence of each of the scenarios. The resulting value indications represent the estimated fair market value of our common stock at each valuation date.

In addition, in connection with the retrospective reassessment of the fair value of our common stock made in connection with our 2005 and first quarter 2006 financial statements, in 2006, we offered the holders of then outstanding stock options granted during the period from September 2005 through February 2006 the opportunity to amend the terms of their stock option agreements to increase the exercise price of such stock options to reflect the retrospectively reassessed fair values of our common stock during the period from September 2005 through February 2006. Although we believe that all of the affected options were granted with an exercise price per share equal to the fair value of our common stock as of the date of original grant, our board of directors determined that it was in our best interest and in the best interest of the optionees to increase the exercise price of affected options to avoid potential penalties under Section 409A of the Internal Revenue Code. The number of shares covered by each amended stock option were decreased to ensure that the aggregate exercise price of that affected option remained unchanged. In addition, for those holders who agreed with us to amend their affected options, we awarded affected optionees restricted stock units covering that number of shares of our common stock as was equal to the number of shares by which his or her affected options were reduced.

Based on this retrospective reassessment, we will recognize additional compensation expense of $1.6 million to reflect the difference between the value calculated using the Black-Scholes option pricing model with the initial assessment of fair value of common stock and the value calculated using the Black-Scholes option pricing model with the reassessed fair value of common stock for the stock-based awards granted in July 2006 which are accounted for under the fair value method of SFAS No. 123(R). The compensation expense will be recognized over the vesting schedule of the awards. As a result of the reassessment, we recognized compensation expense under APB 25 of approximately $193,000 during the year ended December 31, 2005. Including stock-based compensation expense related to the retrospective reassessment of the fair value of our common stock, we recorded stock-based compensation expense of approximately $4.6 million for the year ended December 31, 2006 and approximately $3.5 million for the nine months ended September 30, 2007. As of September 30, 2007, a future expense of $11.3 million related to our unvested stock option and restricted stock unit awards is expected to be recognized over a weighted-average period of 2.58 years. The fair value of all outstanding stock options and restricted stock unit awards as of September 30, 2007, based on the difference between $          , which is the midpoint of the price range set forth on the cover page of this prospectus, and the weighted-average exercise price thereof, was $          .

Significant factors contributing to the difference between the fair value determined as of the date of each grant.

	Number of
Period of Grant	Options Granted	Exercise Price

Three months ended December 31, 2006	793,059	$4.89
Three months ended March 30, 2007	642,000	$6.15
Three months ended June 30, 2007	66,000	$6.15
Three months ended September 30, 2007	—	n/a

The determination of the deemed fair value of our common stock has involved significant judgments, assumptions, estimates and complexities that impact the amount of deferred stock-based compensation recorded and the resulting amortization in future periods. If we had made different assumptions, the amount of our deferred stock-based compensation, stock-based compensation expense, operating loss, net loss attributable to common stockholders and net loss per share attributable to common stockholders amounts could have been significantly different. We believe that we have used reasonable methodologies, approaches and assumptions to determine the fair value of our common stock and that stock-based deferred compensation and related amortization have been recorded properly for accounting purposes.

In the first quarter of 2007 we granted options at an exercise price of $6.15. The value of the options granted increased from the previous grant made in the fourth quarter of 2006 of $4.89 due to improved operating results, the acquisition of Visionary Networks, and initial discussions with an underwriter and the related increased likelihood and valuation ascribed to an initial public offering.

In the second quarter of 2007 we granted options at an exercise price of $6.15. The value of the options granted remained consistent with the previous grant made in the first quarter of 2007. There were offsetting factors that affected the valuation for the first quarter of 2007. Factors increasing the value of our common stock include further discussions and valuations with an underwriter, and discussion by the board of directors of a private sale and the resulting change in our valuation assumptions from continuing as a going concern to a private sale.

The primary factor offsetting these factors was the financial performance of our affiliate websites. As discussed in “— Quarterly Results of Operations”, online media revenue for the month ended March 31, 2007 declined sequentially as a result of changing our exclusive CPC advertisement distribution partner in March 2007. We continued to see a further decline in April 2007. Due to the nature and extent of this decrease, we decreased the cash flows attributable to the affiliate websites in the financial forecast used in the March 31, 2007 valuation.

Results of Operations

The following Management’s Discussion and Analysis of Results of Operations is presented on a combined basis, in which we and the Predecessor are viewed as one. We have prepared our discussion of the results of operations by comparing our results for the year ended December 31, 2006 to the results of the Successor for the period from February 22, 2005 to December 31, 2005. The period from February 22, 2005 to December 31, 2005 has been compared to the Predecessor’s combined results for the year ended December 31, 2004. The Predecessor financial statements do not reflect the application of purchase accounting relating to our acquisition of the Predecessor. Upon the acquisition in February 2005, an independent third party assessed the fair value of our domain name registration rights to be $15.0 million, an increase of more than $7.0 million over book value. In addition, we recorded $3.1 million of intangible assets which are being amortized over three to five years from the date of acquisition. Subsequent to our acquisition of the Predecessor, we are subject to the payment of income taxes whereas the Predecessor was not. The following table sets forth the items in our historical statements of income for the periods indicated:

	Predecessor		Successor
		Period	Period
		From	From
		January 1	February 22		Nine Months
	Year Ended	to	to	Year Ended	Ended
	December 31,	February 21,	December 31,	December 31,	September 30,
	2004	2005	2005	2006	2006	2007
					(unaudited)
	(in thousands)

Statements of Income Data:
Revenue:
Online media	$3,791	$939	$7,532	$29,843	$18,544	$30,419
Domain name sales and related services	15,665	2,778	20,107	31,202	23,515	27,855

Total revenue	19,456	3,717	27,639	61,045	42,059	58,274
Cost of revenue:
Online media	331	55	1,291	9,738	6,851	7,550
Domain name sales and related services	3,798	879	5,959	13,173	9,717	12,207

Total cost of revenue	4,129	934	7,250	22,911	16,568	19,757
Gross profit	15,327	2,783	20,389	38,134	25,491	38,517
Operating costs:
Product development	472	55	805	2,510	1,572	4,164
Sales and marketing	887	129	2,264	7,480	4,781	10,212
General and administrative	4,979	922	3,100	11,672	8,236	9,575
Amortization of intangible assets	11	2	393	1,584	796	3,436

Total operating costs	6,349	1,108	6,562	23,246	15,385	27,387
Operating income	8,978	1,675	13,827	14,888	10,106	11,130
Interest expense, net	133	11	2,524	6,962	3,252	10,972

Income before income taxes	8,845	1,664	11,303	7,926	6,854	158
Provision (benefit) for income taxes	—	—	4,334	4,414	3,817	(2)

Income before cumulative effect of change in accounting principle	8,845	1,664	6,969	3,512	3,037	160
Cumulative effect of change in accounting principle	—	—	—	(872)	(872)	—

Net income	$8,845	$1,664	$6,969	$2,640	$2,165	$160

In the preceding table, cost of revenue and operating costs include stock-based compensation expense as follows:

	Predecessor		Successor
		Period	Period
		From	From
	Year	January 1	February 22	Year
	Ended	to	to	Ended	Nine Months Ended
	December 31,	February 21,	December 31,	December 31,	September 30,
	2004	2005	2005	2006	2006	2007
			(in thousands)		(unaudited)

Online media cost of revenue	—	—	$22	$97	$68	$80
Domain name sale cost of revenue	—	—	13	80	41	95
Operating costs:
Product development	—	—	47	235	137	346
Sales and marketing	—	—	58	461	288	768
General and administrative	—	—	53	3,717	3,091	2,191

Total	—	—	$193	$4,590	$3,625	$3,480

The following table sets forth income statement data for the year ended December 31, 2004, the period from January 1, 2005 to February 21, 2005, the period from February 22 to December 31, 2005, the year ended December 31, 2006 and the nine month periods ended September 30, 2006 and 2007 as a percentage of total revenue.

	Predecessor		Successor
		Period From	Period From
		January 1	February 22		Nine Months
	Year Ended	to	to	Year Ended	Ended
	December 31,	February 21,	December 31,	December 31,	September 30,
	2004	2005	2005	2006	2006	2007
	(unaudited)				(unaudited)

Statements of Income Data:
Revenue:
Online media	19.5%	25.3%	27.3%	48.9%	44.1%	52.2%
Domain name sales and related services	80.5	74.7	72.7	51.1	55.9	47.8

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenue:
Online media	1.7	1.5	4.7	16.0	16.3	13.0
Domain name sales and related services	19.5	23.6	21.6	21.6	23.1	20.9

Total cost of revenue	21.2	25.1	26.3	37.6	39.4	33.9
Gross profit	78.8	74.9	73.7	62.4	60.6	66.1
Operating costs:
Product development	2.4	1.5	2.9	4.1	3.7	7.1
Sales and marketing	4.6	3.5	8.2	12.3	11.4	17.5
General and administrative	25.6	24.8	11.2	19.1	19.6	16.4
Amortization of intangible assets	0.1	0.1	1.4	2.6	1.9	5.9

Total operating costs	32.7	29.9	23.7	38.1	36.6	46.9
Operating income	46.1	45.0	50.0	24.3	24.0	19.2
Interest expense, net	0.7	0.3	9.1	11.4	7.7	18.8

Income before income taxes	45.4	44.7	40.9	12.9	16.3	0.4
Provision (benefit) for income taxes	—	—	15.7	7.2	9.1	0.0

Income before cumulative effect of change on accounting principle	45.4	44.7	25.2	5.7	7.2	0.4
Cumulative effect of change on accounting principle	—	—	—	(1.4)	(2.1)	—

Net income	45.4%	44.7%	25.2%	4.3%	5.1%	0.4%

Comparison of the Nine Months Ended September 30, 2006 and 2007

Revenue

	Nine Months Ended
	September 30,			Percent
	2006	2007	Increase	Change
	(dollars in thousands)
	(unaudited)

Online media	$18,544	$30,419	$11,875	64.0%
Domain name sales and related services	23,515	27,855	4,340	18.5%

Total revenue	$42,059	$58,274	$16,215	38.6%

Online media.  The increase in online media revenue was attributable primarily to an increase of $4.4 million in cost-per-click advertising and to $6.2 million in revenue derived from newly-acquired or -launched premium enthusiast websites. This increase in cost-per-click advertising resulted from our acquisitions of domain names and businesses and technical improvements to our SiteSense platform which produced more targeted advertising. The increase in premium enthusiast website revenue was due to acquisitions completed in 2007. We anticipate that our online media revenue will increase as a percentage of total revenue as we continue to increase the number of developed websites and particularly premium enthusiast websites.

Domain name sales and related services.  In the nine months ended September 30, 2006, we recognized revenue of approximately $1.4 million associated with the implementation of a policy not to own domain names that include, among others, registered trademarks or company names, regular or obscene language, or content or language associated with any illegal enterprises. Excluding the impact of these sales, domain name sales and related services increased by $5.7 million. This increase was primarily attributable to an increase in the volume of our domain names sold due to the increased size of our domain name portfolio, number of domain name sales personnel and use of resellers. We expect domain name sales revenue to continue to grow as we continue to invest in our domain name marketplace business to maintain our position as one of the largest domain name marketplaces on the Internet.

Cost of revenue

	Nine Months Ended
	September 30,			Percent
	2006	2007	Increase	Change
	(dollars in thousands)
	(unaudited)

Online media	$6,851	$7,550	$699	10.2%
Domain name sales and related services	9,717	12,207	2,490	25.6%

Total cost of revenue	$16,568	$19,757	$3,189	19.2%
Percentage of revenue	39.4%	33.9%

Online media cost of revenue.  The increase in online media cost of revenue was primarily attributable to a $477,000 increase in royalties and other product-related costs for premium enthusiast websites, a $408,000 increase in amortization of intangible assets related to acquired software and technologies, and a $407,000 increase in hosting costs, offset by a $796,000 decrease in marketing costs. We anticipate that online media costs will decrease as a percentage of online media revenue as result of our focus on increasing non-paid sources of Internet traffic, such as Direct Search and referral links.

Domain name sales and related services cost of revenue.  The increase in domain name sales and related services cost of revenue is primarily attributable to a $814,000 increase in amortization of domain name renewal fees, a $764,000 increase in the marketing costs and a $661,000 increase in commissions paid to our marketplace affiliates, offset by a $390,000 decrease in amortization and specific identification costs related to the sale of registration rights. We anticipate our domain name sales and related services cost of revenue to decrease as a percentage of total domain name sales and related services revenue as we realize expected efficiencies from our domain name portfolio management and network operations staff.

Product development

	Nine Months Ended
	September 30,			Percent
	2006	2007	Increase	Change
	(dollars in thousands)
	(unaudited)

Product development expense	$1,572	$4,164	$2,592	164.9%
Percentage of revenue	3.7%	7.1%

The increase in product development expenses was primarily attributable to a $1.6 million increase related to hiring additional technology personnel and a $674,000 increase in consulting costs, both related to personnel involved in the development of new and upgraded product offerings. We anticipate our product development expenses to increase in absolute dollar amounts and as a percentage of revenue as we continue to make planned investments in additional product and technology professionals and in the capabilities to provide additional services to our customers.

Sales and marketing

	Nine Months Ended
	September 30,			Percent
	2006	2007	Increase	Change
	(dollars in thousands)
	(unaudited)

Sales and marketing expense	$4,781	$10,212	$5,431	113.6%
Percentage of revenue	11.4%	17.5%

The increase in sales and marketing expenses was primarily attributable to a $3.0 million increase related to hiring additional sales and marketing personnel, a $692,000 increase in consulting costs, a $481,000 increase in stock-based compensation and increases in travel, bad debt expense and other items. We anticipate our sales and marketing expenses to increase in absolute dollar amounts as we continue to build and acquire new premium enthusiast websites, hire additional sales professionals and expand our business services offerings. These sales and marketing expense increases will be driven largely by the full-year impact of acquisitions completed in 2006 as well as by any acquisitions completed subsequent to 2006.

General and administrative

	Nine Months Ended
	September 30,			Percent
	2006	2007	Increase	Change
	(dollars in thousands)
	(unaudited)

General and administrative expense	$8,236	$9,575	$1,339	16.3%
Percentage of revenue	19.6%	16.4%

The increase in general and administrative expenses was primarily attributable to an increase of $1.6 million in legal and accounting costs, including approximately $1.2 million of costs related to a dispute settled in June 2007, a $681,000 increase in salary expenses related to hiring additional management and executive professionals, a $637,000 increase in facilities costs and higher depreciation costs, offset by a $900,000 decrease in stock-based compensation expense related to grants made in the first quarter of 2006 and a $717,000 loss on early extinguishment of debt, incurred in September 2006. We anticipate our general and administrative expenses will increase in absolute dollar amounts as we continue to expand our accounting, legal, human resources and finance teams, and incur additional costs relating to operating as a public company, including a significant increase in our directors’ and officers’ insurance premiums.

Amortization of intangible assets

	Nine Months Ended
	September 30,			Percent
	2006	2007	Increase	Change
	(dollars in thousands)
	(unaudited)

Amortization of intangible assets expense	$796	$3,436	$2,640	331.7%
Percentage of revenue	1.9%	5.9%

The increase in amortization of intangible assets expense was primarily due to identified intangible assets arising from our acquisitions. We anticipate our amortization of intangibles expenses to increase in absolute dollar amounts and as a percentage of revenue as a result of the full-year impact of amortization of acquisitions completed prior to September 30, 2007 as well as any acquisitions completed subsequent to September 30, 2007.

Interest expense, net

	Nine Months Ended
	September 30,
				Percent
	2006	2007	Increase	Change
	(dollars in thousands)
	(unaudited)

Interest expense, net	$3,252	$10,972	$7,720	237.4%
Percentage of revenue	7.7%	18.8%

Our interest expense, net increased as a percentage of revenue from 7.7% in 2006 to 18.8% in 2007. This increase was primarily due to our September 2006 debt financing and the adoption of a new accounting policy related to our Series A convertible redeemable preferred stock warrant, offset by interest earned on average cash balances in our money market accounts.

Provision (benefit) for income taxes.  Provision for income taxes decreased from $3.8 million for the nine months ended September 30, 2006 to a benefit of $2 for the nine months ended September 30, 2007, due to a decrease in pre-tax income of $6.7 million. We anticipate that our effective tax rate for 2007 will be 80.47%. We expensed approximately $3.6 million and $3.5 million in stock-based compensation during in the nine months ended September 2006 and 2007, respectively which is not deductible for taxes.

Comparison of the Period From February 22, 2005 to December 31, 2005 and the Year Ended December 31, 2006

Revenue

	Period Ended December 31,			Percent
	2005	2006	Increase	Change
	(dollars in thousands)

Online media	$7,532	$29,843	$22,311	296.2%
Domain name sales and related services	20,107	31,202	11,095	55.2%

Total revenue	$27,639	$61,045	$33,406	120.9%

Online media.  The increase in online media revenue was primarily attributable to increased cost-per-click advertising. This increase in cost-per-click advertising resulted from our acquisitions of domain names and businesses, increased marketing, and technical improvements to our SiteSense platform which produced more targeted advertising. We also received a higher revenue share from our primary third-party advertising distribution provider based on the full-year impact in 2006 of a contract signed in December 2005.

Domain name sales and related services.  For the year ended December 31, 2006, we recognized revenue of approximately $1.4 million from the sale of domain names in association with the implementation of a policy not to own domain names that include, among others, registered trademarks or company names, vulgar or obscene language, or content or language associated with any illegal enterprises. Excluding the impact of these sales, domain name sales and related services increased by $9.7 million. This increase was primarily attributable to an increase in the volume of our domain names sold due to the increased size of our domain name portfolio, number of domain name sales personnel and use of resellers.

Cost of revenue

	Period Ended
	December 31,			Percent
	2005	2006	Increase	Change
	(dollars in thousands)

Online media	$1,291	$9,738	$8,447	654.3%
Domain name sales and related services	5,959	13,173	7,214	121.1%

Total cost of revenue	$7,250	$22,911	$15,661	216.0%
Percentage of revenue	26.3%	37.6%

Online media cost of revenue.  The increase in online media cost of revenue was primarily attributable to an increase in marketing programs designed to generate Internet traffic to our websites.

Domain name sales and related services cost of revenue.  The increase in domain name sales and related services cost of revenue is primarily attributable to a $3.4 million increase in the amortization of domain name registration rights and a $1.3 million increase in domain name renewal costs, resulting in each case primarily from the growth of our domain name portfolio. There was also an increase of $556,000 related to the net book value of domain names sold during the period, primarily due to increased domain name sales volume. This increase was also attributable to an $829,000 increase in marketing costs.

Product development

	Period Ended
	December 31,			Percent
	2005	2006	Increase	Change
	(dollars in thousands)

Product development expense	$805	$2,510	$1,705	211.8%
Percentage of revenue	2.9%	4.1%

The increase in product development expenses was primarily attributable to a $1.3 million increase related to hiring additional technology personnel, and small increases in consulting costs and stock-based compensation, all related to personnel involved in the development of new and upgraded product offerings.

Sales and marketing

	Period Ended
	December 31,			Percent
	2005	2006	Increase	Change
	(dollars in thousands)

Sales and marketing expense	$2,264	$7,480	$5,216	230.4%
Percentage of revenue	8.2%	12.3%

The increase in sales and marketing expenses was primarily attributable to a $2.6 million increase related to hiring additional sales and marketing personnel, an increase of sales commissions of $802,000, consulting and market research of $742,000, an increase of credit card fees and commissions paid to third-party domain name resellers of $536,000, and a $402,000 increase in stock-based compensation.

General and administrative

	Period Ended
	December 31,			Percent
	2005	2006	Increase	Change
	(dollars in thousands)

General and administrative expense	$3,100	$11,672	$8,572	276.5%
Percentage of revenue	11.2%	19.1%

The increase in general and administrative expenses was primarily attributable to a $3.7 million increase in stock-based compensation expense related to the hiring of several senior executives, $1.6 million increase in salary expenses related to hiring additional management and executive professionals, a $671,000 increase in legal costs, a $717,000 expense related to the early extinguishment of debt in connection with our September 2006 debt financing and a $647,000 increase in office costs related to our expansion into new facilities.

Amortization of intangible assets

	Period Ended December 31,			Percent
	2005	2006	Increase	Change
	(dollars in thousands)

Amortization of intangible assets expense	$393	$1,584	$1,191	303.1%
Percentage of revenue	1.4%	2.6%

The increase in amortization of intangible assets expense was primarily due to identified intangible assets arising from our acquisitions.

Interest expense, net

	Period Ended
	December 31,			Percent
	2005	2006	Increase	Change
	(dollars in thousands)

Interest expense, net	$2,524	$6,962	$4,438	175.8%
Percentage of revenue	9.1%	11.4%

Our interest expense, net increased as a percentage of revenue from 9.1% in 2005 to 11.4% in 2006. This increase was primarily due to our September 2006 debt financing and the adoption of a new accounting policy in 2006 related to our Series A convertible redeemable preferred stock warrant, offset by interest earned on average cash balances in our money market accounts.

Provision for income taxes.  Provision for income taxes increased from $4.3 million for the Successor, an effective tax rate of 38.4%, for the period from February 22, 2005 to December 31, 2005, to $4.4 million, an effective tax rate of 55.7%, in 2006. The increase in our 2006 effective tax rate was primarily related to permanent differences between book expenses and tax expenses. Significant permanent differences in 2006 include $1.0 million in stock-based compensation and a $1.5 million fair market value adjustment on a Series A convertible redeemable preferred stock warrant.

Comparison of the Year Ended December 31, 2004 and the Period From February 22, 2005 to December 31, 2005

Revenue

	Period Ended
	December 31,			Percent
	2004	2005	Increase	Change
	(dollars in thousands)

Online media	$3,791	$7,532	$3,741	98.7%
Domain name sales and related services	15,665	20,107	4,442	28.4%

Total revenue	$19,456	$27,639	$8,183	42.1%

Online media.  The increase in online media revenue was primarily attributable to increased cost-per-click advertising derived from acquisitions of domain names and technical improvements to our SiteSense platform which produced more targeted advertising.

Domain name sales and related services.  The increase in revenue from our domain name marketplace was primarily attributable to an increase in the number of domain names sold, due to the increased size of our domain name portfolio, and a higher average sales price.

Cost of revenue

	Period Ended
	December 31,			Percent
	2004	2005	Increase	Change
	(dollars in thousands)

Online media	$331	$1,291	$960	290.0%
Domain name sales and related services	3,798	5,959	2,161	56.9%

Total cost of revenue	$4,129	$7,250	$3,121	75.6%
Percentage of revenue	21.2%	26.3%

Online media cost of revenue.  The increase in online media cost of revenue was primarily attributable to an increase of $884,000 in marketing programs designed to generate Internet traffic.

Domain name sales and related services cost of revenue.  The increase in domain name sales and related services cost of revenue is primarily attributable to a $1.3 million increase in the amortization of domain name registration rights and a $665,000 increase in domain name renewal costs, resulting in each case primarily from the growth of our domain name portfolio.

Product development

	Period Ended December 31,			Percent
	2004	2005	Increase	Change
	(dollars in thousands)

Product development expense	$472	$805	$333	70.6%
Percentage of revenue	2.4%	2.9%

The increase in product development expenses was primarily attributable to a $613,000 increase related to hiring additional technology personnel, offset by a $328,000 decrease in third-party website development costs.

Sales and marketing

	Period Ended
	December 31,			Percent
	2004	2005	Increase	Change
	(dollars in thousands)

Sales and marketing expense	$887	$2,264	$1,377	155.2%
Percentage of revenue	4.6%	8.2%

The increase in sales and marketing expenses was primarily attributable to a $699,000 increase related to hiring additional sales and marketing personnel and a $355,000 increase in sales commissions.

General and administrative

	Period Ended
	December 31,			Percent
	2004	2005	Decrease	Change
		(dollars in thousands)

General and administrative expense	$4,979	$3,100	$(1,879)	(37.7)%
Percentage of revenue	25.6%	11.2%

The decrease in general and administrative costs was primarily due to a $3.9 million decrease in payments to members of the Predecessor, partially offset by a $957,000 increase in professional fees such as legal, accounting and recruiting, a $546,000 increase related to the hiring of finance and management personnel, $276,000 in office related costs, and $110,000 in franchise taxes.

Amortization of intangible assets

	Period Ended
	December 31,			Percent
	2004	2005	Increase	Change
	(dollars in thousands)

Amortization of intangible assets expense	$11	$393	$382	3,472.7%
Percentage of revenue	0.1%	1.4%

The increase in amortization of intangible assets expense was primarily due to identified intangible assets arising from the acquisition of the Predecessor in February 2005.

Interest expense, net

	Period Ended
	December 31,			Percent
	2004	2005	Increase	Change
	(dollars in thousands)

Interest expense, net	$133	$2,524	$2,391	1,797.7%
Percentage of revenue	0.7%	9.1%

Interest expense, net increased from $133,000 in 2004 to $2.5 million in 2005. Our interest expense, net increased as a percentage of revenue from 0.7% in 2004 to 9.1% in 2005. This increase was primarily due to our debt financing in connection with our acquisition of the Predecessor in February 2005, offset by interest earned on average cash balances in our money market accounts.

Provision for income taxes.  A comparison to the Predecessor is not meaningful because the Predecessor was a subchapter S corporation and, as such, did not record any income taxes.

Quarterly Results of Operations

The following table sets forth unaudited quarterly income statement data for the eleven quarters ended September 30, 2007. This data has been derived from the unaudited interim financial statements prepared on the same basis as the audited financial statements contained in this prospectus and, in our opinion, includes all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair presentation of such information. This data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto appearing elsewhere in this prospectus. The operating results for any quarter should not be considered indicative of results for any future period.

	Three Months Ended,
	Mar 31,	June 30,	Sept. 30,	Dec. 31,	Mar 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,
	2005(1)	2005	2005	2005	2006	2006	2006	2006	2007	2007	2007
	(dollars in thousands)
	(unaudited)

Statements of Income Data:
Revenue:
Online media	$641	$1,751	$2,064	$3,076	$4,027	$6,159	$8,358	$11,299	$10,273	$8,732	$11,414
Domain name sales and related services	2,284	5,526	5,849	6,448	7,559	7,936	8,020	7,687	8,809	9,454	9,592

Total revenue	2,925	7,277	7,913	9,524	11,586	14,095	16,378	18,986	19,082	18,186	21,006
Cost of revenue:
Online media	40	109	161	981	1,222	2,547	3,082	2,887	1,825	3,077	2,648
Domain name sales and related services	626	1,658	1,785	1,890	2,291	2,549	4,877	3,456	3,913	4,219	4,075

Total cost of revenue	666	1,767	1,946	2,871	3,513	5,096	7,959	6,343	5,738	7,296	6,723
Gross profit	2,259	5,510	5,967	6,653	8,073	8,999	8,419	12,643	13,344	10,890	14,283
Operating costs:
Product development	23	112	227	443	472	397	703	938	1,476	1,275	1,413
Sales and marketing	113	548	625	978	1,281	1,613	1,887	2,699	3,304	3,344	3,564
General and administrative	211	813	886	1,190	2,837	2,189	3,210	3,436	2,939	3,492	3,144
Amortization of intangible assets	48	115	115	115	143	282	371	788	1,017	1,199	1,220

Total operating costs	395	1,588	1,853	2,726	4,733	4,481	6,171	7,861	8,736	9,310	9,341
Operating income	1,864	3,922	4,114	3,927	3,340	4,518	2,248	4,782	4,608	1,580	4,942
Interest expense, net	309	752	756	707	794	586	1,872	3,710	3,201	4,134	3,637

Income (loss) before income taxes	1,555	3,170	3,358	3,220	2,546	3,932	376	1,072	1,407	(2,554)	1,305
Provision (benefit) for income taxes	591	1,204	1,275	1,264	1,421	2,190	206	597	1,003	(2,056)	1,051

Income (loss) before cumulative effect of change in accounting principle	964	1,966	2,083	1,956	1,125	1,742	170	475	404	(498)	254
Cumulative effect of change in accounting principle	—	—	—	—	(872)	—	—	—	—	—	—

Net income (loss)	$964	$1,966	$2,083	$1,956	$253	$1,742	$170	$475	$404	$(498)	$254

(1)	Represents the period from February 22, 2005 to March 31, 2005.

The following table sets forth unaudited quarterly income statement data for the eleven quarters ended September 30, 2007 as a percentage of revenue.

	Three Months Ended,
	Mar 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,
	2005(1)	2005	2005	2005	2006	2006	2006	2006	2007	2007	2007
	(unaudited)

Statements of Income Data:
Revenue:
Online media	21.9%	24.1%	26.1%	32.3%	34.8%	43.7%	51.0%	59.5%	53.8%	48.0%	54.3%
Domain name sales and related services	78.1	75.9	73.9	67.7	65.2	56.3	49.0	40.5	46.2	52.0	45.7

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenue:
Online media	1.4	1.5	2.0	10.3	10.5	18.1	18.8	15.2	9.6	16.9	12.6
Domain name sales and related services	21.4	22.8	22.6	19.8	19.8	18.1	29.8	18.2	20.5	23.2	19.4

Total cost of revenue	22.8	24.3	24.6	30.1	30.3	36.2	48.6	33.4	30.1	40.1	32.0
Gross profit	77.2	75.7	75.4	69.9	69.7	63.8	51.4	66.6	69.9	59.9	68.0
Operating costs:
Product development	0.8	1.5	2.9	4.7	4.1	2.8	4.3	4.9	7.7	7.0	6.7
Sales and marketing	3.9	7.5	7.9	10.3	11.1	11.4	11.5	14.2	17.3	18.4	17.0
General and administrative	7.2	11.2	11.2	12.5	24.5	15.5	19.6	18.1	15.4	19.2	15.0
Amortization of intangible assets	1.6	1.6	1.4	1.2	1.2	2.0	2.3	4.2	5.3	6.6	5.8

Total operating costs	13.5	21.8	23.4	28.6	40.9	31.7	37.7	41.4	45.7	51.2	44.5
Operating income	63.7	53.9	52.0	41.2	28.8	32.1	13.7	25.2	24.2	8.7	23.5
Interest expense, net	10.5	10.3	9.6	7.4	6.9	4.2	11.4	19.5	16.8	22.7	17.3

Income (loss) before income taxes	53.2	43.6	42.4	33.8	21.9	27.9	2.3	5.7	7.4	(14.0)	6.2
Provision (benefit) for income taxes	20.2	16.5	16.1	13.3	12.3	15.5	1.3	3.1	5.3	(11.3)	5.0

Income (loss) before cumulative effect of change in accounting principle	33.0	27.1	26.3	20.5	9.6	12.4	1.0	2.6	2.1	(2.7)	1.2
Cumulative effect of change in accounting principle	—	—	—	—	(7.5)	—	—	—	—	—	—

Net income (loss)	33.0%	27.1%	26.3%	20.5%	2.1%	12.4%	1.0%	2.6%	2.1%	(2.7)%	1.2%

(1)	Represents the period from February 22, 2005 to March 31, 2005.

Except for the three months ended June 30, 2007, our total revenue increased in each quarter primarily from an increase in the number of paid advertisements delivered across our media network as well as an increase in the number of domains names sold. Our total revenue decreased in the quarter ended June 30, 2007 as a result of a decrease in our online media revenue, as described below. Our costs of revenue generally increased each quarter as a result of the increase in our performance-based marketing initiatives as well as higher costs related to our collection of domain names.

Our online media revenue for each of the three months ended March 31, 2007 and June 30, 2007 declined sequentially as a result of changing our exclusive CPC advertisement distribution partner in March 2007. As a result of this change, online media revenue from our affiliate network declined by $1.1 million in the three months ended March 31, 2007 compared to the three months ended December 31, 2006, and by $2.3 million in the three months ended June 30, 2007 compared to the three months ended March 31, 2007. These declines were due to decreased revenue realized per affiliate website as a result of lower levels of monetization that resulted from our transition to a new CPC advertisement distribution partner. This lower level of monetization also resulted in a decrease in the number of affiliate network customers. In May 2007, we began using a dual-

source arrangement for CPC advertisements. Since that time, we have engaged an exclusive CPC advertisement distribution partner for our proprietary network of websites and another exclusive CPC advertisement distribution partner for our affiliate network. Online media revenue from our affiliate network began to increase after implementing this dual-source arrangement, due both to increasing revenue per website and an increase in the number of affiliate network customers.

Additional significant quarterly changes include the following:

•	The results of SmartName LLC are included from the acquisition date of September 7, 2006, which positively impacted our online media revenue for the three months ended December 31, 2006.

•	The quarter ended September 30, 2006 reflects a charge of $717,000 in general and administrative expenses related to the early extinguishment of debt.

•	The quarter ended September 30, 2006 includes revenue of approximately $1.1 million and related cost of revenue from the sale of a portfolio of domain names associated with the implementation of our company policy not to own domain names that include, among others, registered trademarks or company names, vulgar or obscene language or content, or language or content associated with any illegal enterprise.

•	We incurred approximately $675,000 during the quarter ended December 31, 2006, approximately $190,000 during the quarter ended March 31, 2007, approximately $950,000 during the quarter ended June 30, 2007, and approximately $20,000 during the quarter ended September 30, 2007 in general and administrative expenses in connection with the settlement of litigation and related legal fees.

•	The quarter ended March 31, 2006 includes a change of approximately $872,000 as a result of a change in accounting principles related to our Series A convertible redeemable preferred stock warrant effective as of January 1, 2006.

•	We adopted the provisions of SFAS No. 123(R) on January 1, 2006, resulting in an increase in the amount of stock-based compensation reflected in our statements of income.

Seasonality and Cyclicality

Seasonal fluctuations in overall Internet usage has affected, and will likely continue to affect, our business. Overall Internet usage generally declines during the summer months, which could result in lower Internet traffic to our network and therefore lower revenue primarily during the third fiscal quarter. In addition, domestic advertising spending generally is cyclical in reaction to overall conditions in the U.S. economy. Our rapid historical growth rate has masked the impact of seasonality on our business. We expect the seasonal pattern of our business to become more pronounced.

Liquidity and Capital Resources

We were incorporated in February 2005 for the purpose of acquiring the Predecessor. At that time, we issued $50.6 million of Series A and Z convertible redeemable preferred stock, as well as $30.0 million of debt securities. None of the net proceeds from the sale of our Series A and Z convertible redeemable preferred stock and the debt securities was available to fund our initial operations. In September 2006, we entered into a credit agreement providing for $105.0 million of term debt financing and for a $10.0 million revolving line of credit which expired in September 2007. A portion of the net proceeds of this financing was used to repay our original debt financing used to fund the acquisition of the Predecessor. The balance of the term debt financing after repayment of our original debt financing, approximately $73.3 million, was available for limited purposes, including permitted purchases of domain names and acquisitions of businesses. As of September 30, 2007, we had used approximately $61.6 million for such permitted purchases. The remaining funds were recorded on our balance sheet as restricted cash. At September 30, 2007, we had approximately $33.0 million of cash, cash equivalents and restricted cash on our balance sheet, of which approximately $13.0 million was restricted cash. In November 2007, we entered into a new $125.0 million credit agreement which consists of a $90.0 million term loan and a $35.0 million revolving line of credit. The term loan was fully drawn in

November 2007. The proceeds from the term loan, together with a portion of cash and restricted cash on hand, were used to repay the full balance outstanding on our prior credit facility. As of November 30, 2007, we had no borrowings under the revolving line of credit. Our principal sources of liquidity are our cash and cash equivalents and the cash flow that we generate from our operations.

Operating Activities

Our net cash provided by operating activities was $10.1 million for the nine months ended September 30, 2007. Our net cash provided by operating activities was $8.4 million in 2006, compared to $9.2 million in 2005 and $4.2 million in 2004. Increases in the balance of domain name registration rights is a use of cash within our cash from operations and totaled $2.0 million in the nine months ended September 30 2007, $6.1 million in 2006, $3.4 million in 2005 and $4.4 million in 2004.

Our net cash provided by operating activities for the nine months ended September 30, 2007 was derived from a net income of $0.2 million, plus non-cash charges of $18.2 million, less changes in operating assets and liabilities of $8.3 million. Our most significant non-cash charges included amortization of domain name registration rights of $4.5 million, representing charges to cost of revenues based on an estimated seven-year useful life; amortization of domain name renewal fees of $3.2 million, representing charges to cost of revenues based on the life of the renewal period which is generally one year, stock-based compensation of $3.5 million and amortization of intangible assets of $4.4 million associated with identified intangible assets arising from business acquisitions. Amortization of domain name registration rights and domain name renewal fees are likely to increase as we increase the size of our domain name portfolio. Amortization of intangible assets is also expected to increase based on the full-year impact of acquisitions completed in 2006 and 2007, and as a result of any acquisitions completed subsequent to September 30, 2007. The increase in net operating assets related primarily to the increase in domain name registration rights discussed above and an increase in prepaid domain name renewal fees. The $2.0 million increase in domain name registration rights includes domain name acquisitions of $2.7 million, partially offset by a reduction of $0.7 million reflecting charges to cost of revenues for domain name registration rights sold in the period. In addition, we had increased prepaid expenses of $1.6 million, primarily related to income taxes, largely offset by a decrease in accounts receivable and other receivables, primarily due to timing of collections. The decrease of $1.2 million in accounts receivable was due primarily to favorable timing of collections from our third-party advertising distribution providers.

Our net cash provided by operating activities in 2006 was derived from net income of $2.6 million, plus non-cash charges of $17.9 million, less changes in operating assets and liabilities of $12.2 million. Our most significant non-cash charges included amortization of domain name registration rights of $5.9 million, amortization of domain name renewal fees of $3.5 million, stock-based compensation of $4.6 million and amortization of intangible assets of $1.9 million. Amortization of domain name registration rights and domain name renewal fees are likely to increase as we increase the size of our domain name portfolio. Amortization of intangible assets is also expected to increase based on the full-year impact of acquisitions completed in 2006, and as a result of any acquisitions completed subsequent to 2006. The 2006 increase in net operating assets related primarily to the increase in domain name registration rights discussed above and the increase in prepaid domain name renewal fees. The $6.1 increase in domain name registration rights includes domain name acquisitions of $7.2 million, partially offset by a reduction of $1.1 million reflecting charges to cost of revenues for domain name registration rights sold in the period. In addition, our accounts receivable increased by approximately $9.1 million in 2006, due primarily to the increasing percentage of revenue derived from our media business. A significant amount of this increase relates to advertising revenue in our affiliate network. This increase in accounts receivable was offset by an increase of $9.5 million in accrued liabilities, including $5.4 million related to payments due to affiliate network participants for their share of advertising revenue and $2.9 million of interest payable. We expect continued growth in net operating assets, due primarily to increases in our domain name portfolio.

Our net cash generated from operations for the period February 22, 2005 through December 31, 2005 resulted from net income of $7.0 million, plus non-cash charges of $6.0 million, less changes in operating assets and liabilities of $3.8 million. Our most significant non-cash charges were amortization of domain name registration rights of $2.2 million and amortization of domain name renewal fees of $2.2 million. Changes in our net operating assets included an increase in domain name registration rights of $3.4 million and an increase in prepaid domain name renewal fees of $2.4 million, partially offset by an increase in taxes payable of $1.7 million. The Predecessor generated net cash from operations for the period January 1, 2005 through February 21, 2005 from net income of $1.7 million plus non-cash charges of $0.5 million, less changes in operating assets and liabilities of $0.3 million. The most significant non-cash charges of the Predecessor were amortization of domain name registration rights and amortization of domain name renewal fees.

Net cash generated from Predecessor operations in 2004 resulted from net income of $8.8 million, plus non-cash charges of $2.4 million, less changes in operating assets and liabilities of $7.1 million. The most significant non-cash charges were amortization of domain name registration rights of $0.8 million and amortization of domain name renewal fees of $1.5 million. Changes in net operating assets included an increase in domain name registration rights of $4.4 million and an increase in prepaid domain name renewal fees of $2.3 million.

Investing Activities

Our net cash used in investing activities was $5.7 million for the nine months ended September 30, 2007, comprised primarily of acquisitions of businesses of $23.8 million and an increase in registration rights held for use of $1.7 million, partially offset by a decrease in restricted cash of $21.9 million. The decrease in restricted cash relates to amounts funded from escrow under our credit facility to fund permitted acquisitions of businesses and domain names. Capitalized development costs and purchases of property and equipment were $2.2 million in the aggregate in the period.

Our net cash used in investing activities was $72.6 million in 2006, comprised primarily of acquisitions of $23.7 million, an increase in domain name registration rights held for use of $12.6 million and an increase in restricted cash of $34.8 million. The increase in restricted cash relates to amounts available under our credit facility to fund permitted purchases of domain names and acquisitions of businesses. Our acquisitions of domain name registration rights held for use included the acquisition of a portfolio of premium domain names in a single transaction for approximately $11.4 million. We do not currently expect to enter into similar transactions in the foreseeable future and, accordingly, we expect acquisitions of domain name registration rights to decrease below 2006 levels. Our purchases of property and equipment were $1.3 million in 2006. Our property and equipment needs are expected to increase modestly in the near future.

Our net cash used in investing activities was $72.9 million for the period February 22, 2005 through December 31, 2005, including the acquisition of the Predecessor for $72.5 million. Net cash used in Predecessor investing activities was not significant for the period January 1, 2005 through February 21, 2005 and the year ended December 31, 2004.

Financing Activities

Our net cash provided by financing activities was not significant for the nine months ended September 30, 2007. Net cash provided by financing activities was $70.4 million in 2006, including net proceeds of $100.6 million from our debt financing discussed above, less repayment of $30.3 million of our original debt financing use to fund the acquisition of the Predecessor.

Our net cash provided by financing activities was $73.1 million for the period February 22, 2005 through December 31, 2005 from the issuance of convertible redeemable preferred stock and debt financing related to the acquisition of the Predecessor. Net cash used in Predecessor investing activities was not significant for the period January 1, 2005 through February 21, 2005. Net cash used in Predecessor financing activities was $4.7 million in 2004, including a $3.4 million distribution to the members of the Predecessor.

We believe that our current cash and cash equivalents, availability under our new revolving line of credit and cash flow from operations will be sufficient to meet our anticipated cash needs for working capital purposes and purchases of domain names and equipment for the foreseeable future. We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources of cash are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or to obtain a new credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our stockholders. The incurrence of additional indebtedness would result in incurring debt service obligations and could result in operating and financial covenants that would restrict our operations. In addition, there can be no assurance that any additional financing will be available on acceptable terms, if at all.

A portion of the net proceeds to us from this offering will provide us additional liquidity for use in the expansion of our operations and for acquisitions of domain names, businesses and technologies. After repayment of a portion our existing term debt obligations as described below, we expect to invest a portion of these net proceeds in short term interest-bearing, investment-grade securities, which will result in additional interest income.

Credit Facility

In November 2007, we entered into a $125.0 million credit facility which consists of a $90.0 million term loan and a $35.0 million revolving line of credit. The term loan was fully drawn in November 2007 and, together with a portion of existing cash and restricted cash on hand, was used to retire all outstanding debt under a previous credit agreement. We are required to pay interest every one, two, or three months, based on interest period elections made by us. As of November 23, 2007, we elected to pay interest for the first loan period at the end of two months. The term loan, which requires repayment quarterly at varying rates beginning March 31, 2008, with the final payment due on November 21, 2012, currently accrues interest at an annual rate equal to the British Bankers Association LIBOR rate, or BBA LIBOR, as published two business days prior to the commencement of such interest period plus 4.00%. As of November 23, 2007, this rate was 9.05%. We have not drawn on the revolving line of credit. Borrowings under the credit facility are secured by all of our assets. Our credit agreement requires that we use the proceeds of an initial public offering of equity securities to repay the lesser of $25 million, or the balance required to bring the leverage ratio described below to 2.0 or less.

Our credit facility contains certain affirmative covenants for us, including provision of financial statements, preservation of existence, maintenance of properties and insurance, compliance with laws, and restrictions on the use of proceeds from the term loan.

Our credit facility also contains certain financial covenants, including the following:

•	Consolidated Net Leverage Ratio, which requires our ratio of net indebtedness to Consolidated Adjusted EBITDA for the most recently completed twelve months not to exceed certain thresholds. The Consolidated Net Leverage Ratio is tested on a quarterly basis. As of November 30, 2007, our leverage ratio was required to be no greater than 3.50:1.00.

•	Consolidated Fixed Charge Coverage Ratio, which requires our ratio of (a) the sum of (i) Consolidated Adjusted EBITDA for the most recently completed twelve months less (ii) capital expenditures for such period to (b) consolidated fixed charges for the most recently completed twelve month period, to be no less than 1.30:1.00. Consolidated fixed charges include cash taxes, the cash portion of consolidated interest charges, scheduled debt principal payments, cash dividends and other distributions, and the amount of any repurchases and/or redemptions of equity interests.

In addition, the credit facility restricts our ability, among other things, to:

•	incur or guaranty additional indebtedness;

•	create liens;

•	make loans or investments;

•	pay dividends or make distributions on our stock;

•	sell assets;

•	consolidate or merge with other entities; or

•	enter into transactions with affiliates.

These financial and operating covenants may restrict our ability to finance our operations, engage in business activities or expand or pursue our business strategies. To the extent we are unable to satisfy those covenants in the future, we will need to obtain waivers to avoid being in default of the terms of this credit facility. In addition to a covenant default, other events of default under our credit facility include any material breach of a representation or warranty or attachment of funds or a material judgment against us. If a default occurs, we may be required to repay all then outstanding amounts. After this offering, we expect that we will have sufficient resources to fund any amounts which may become due under this credit facility as a result of a default by us or otherwise.

Contractual Obligations

Our major outstanding contractual obligations relate to our long-term debt obligations and operating lease obligations. We have no contractual obligations of more than five years. We have summarized in the table below our fixed contractual cash obligations as of September 30, 2007.

Contractual	Payments Due By Period
Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(In thousands)

Long-term debt obligations	$105,000	$105,000	—	—	—
Operating lease obligations	1,301	657	592	52	—

Total	$106,301	$105,657	$592	$52	—

The $105.0 million in long-term debt obligations summarized above was retired in November 2007 in connection with our new $125.0 million credit facility. The above summary does not reflect our contingent obligations, incurred in connection with completed acquisitions, to pay up to approximately $7.3 million in the first quarter of 2008, up to approximately $1.3 million in the second quarter of 2008, and up to approximately $2.5 million in the first quarter of 2009, based upon achievement of financial milestones.

On November 21, 2007, we entered into a $125.0 million credit facility which consists of a $90.0 million term loan, which was used to retire the $105.0 million outstanding term loan related to our September 2006 financing, and a $35.0 million revolving line of credit. Under the terms of the new credit facility, we are required to make the following payments:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(In thousands)

Long-term debt obligations	$90,000	$3,375	$27,000	$45,563	$14,063

Total	$90,000	$3,375	$27,000	$45,563	$14,063

Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions, foreign currency forward contracts or any other off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

Our exposure to adverse movements in foreign currency exchange rates is primarily related to nominal payments to international website publishers. A hypothetical change of 10% in foreign currency exchange rates would not have a material impact on our financial statements or results of operations. All of our sales are denominated in U.S. Dollars.

Interest Rate Risk

Our exposure to market risks for changes in interest rates relates primarily to borrowings under our term loan facility and our revolving line of credit. As of November 30, 2007, we had $90.2 million of indebtedness outstanding under our term loan facility, all of which was locked at a fixed rate of interest until January 28, 2008. Based on our assets and liabilities as of November 30, 2007, and assuming the balance of these assets and liabilities remain unchanged until November 30, 2008, a one percent increase or decrease in BBA LIBOR would change our net income by approximately $521,000. We anticipate that we will repay a portion of the outstanding indebtedness under our term loan facility with the proceeds to us from this offering. See “Use of Proceeds.”

Recently Issued Accounting Standards

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 with the cumulative effect of a change in accounting principle recorded as an adjustment to opening retained earnings. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. FIN 48 requires that we recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained upon audit, based on the technical merits of the position. FIN 48 also provides guidance on the derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition attributable to the tax position. Our adoption of this interpretation in January 1, 2007 did not have a material impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS 157 addresses how companies should measure the fair value of assets and liabilities when fair value recognition or disclosure is required. Additionally, SFAS 157 formally defines fair value as the amount the company would receive if it sold an asset or transferred a liability to another company operating in the same market. The guidance of SFAS 157 shall be applied to the first reporting period beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact on our financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. SFAS No. 159 permits companies to choose to measure certain financial instruments and other items at fair value. Unrealized gains and losses on items for which fair value measurement has been elected will be recognized in the income statement at each reporting date. The guidance of SFAS No. 159 shall be applied to the first reporting period beginning after November 15, 2007. The adoption of SFAS No. 159 is not expected to have a material impact on our financial position, results of operations, or cash flows.

BUSINESS

Overview

We operate a leading targeted online media business and a leading online marketplace for domain names. We monetize a high-quality portfolio of more than 2,250,000 domain names, including more than 750,000 domain names that we own and more than 1,500,000 domain names that are owned by third parties. We generate revenue primarily from two sources: online advertising in our media business, and the sale of domain names in our marketplace business.

Our media business enables advertisers to reach highly-targeted online audiences through a network of proprietary and third-party websites. This network of owned and affiliate websites, which attracted more than 60,000,000 visitors in September 2007, creates a large amount of highly-targeted traffic which is desirable to advertisers. Our proprietary website publishing platform, SiteSense, allows us to dynamically generate and manage a variety of websites — from lead-generating websites to premium online communities — to provide the most relevant user experience and the most revenue potential for our network. The depth of development of an individual website is generally based on the nature of the specific domain name and the category to which it relates. We currently have three levels of domain name development:

•	Highly-targeted websites such as TennisClinics.com and ParentingBooks.com, where consumers can find links to related websites. The specificity of the domain name allows us to generate revenue from highly relevant cost-per-click, or CPC, advertising links featured on these websites.

•	Lead-generating websites such as CellularPlans.com and LowRate.com, that provide relevant content and comparison information on certain products or services and give consumers the opportunity to take a specific action, such as completing an application. We generate revenue from these websites on a cost-per-action, or CPA, basis.

•	Premium enthusiast websites such as Photography.com and Gardens.com, that represent the development of online social networking communities around specific niche consumer categories. For these websites, we employ an editorial model that uses expertise and content provided by the community itself, complemented by our SiteSense platform, to create a compelling user experience. We generate revenue from these websites through a combination of advertising, subscriptions and e-commerce sales.

Our domain name marketplace combines our proprietary portfolio of domain names with those of third-party domain name owners that want to list their domain names for sale, creating what we believe is an efficient and liquid marketplace for high-quality domain names. Like the MLS for residential real estate, our Domain Listing Services, or DLS, aims to have the largest inventory for sale and the broadest distribution to buyers. Our customers can find and purchase these domain names on our sites BuyDomains.com and Afternic.com, or on sites that use our DLS, which includes seven of the top ten domain registrars. Our proprietary trading platform, SiteMarket, is used to identify and value high-quality domain names that are most relevant to small and medium-sized businesses seeking online identities. Our objective is to create an efficient, comprehensive, global marketplace for business owners looking to purchase premium domain names in the secondary market.

We generated $61.0 million in revenue in 2006 and $58.3 million in revenue during the nine months ended September 30, 2007. We generated $28.5 million in Adjusted EBITDA in 2006 and $24.1 million in Adjusted EBITDA during the nine months ended September 30, 2007. Our media business accounted for approximately 49% of our revenue in 2006 and approximately 52% of our revenue during the nine months ended September 30, 2007, and our domain name marketplace business accounted for approximately 51% of our revenue in 2006 and approximately 48% of our revenue during the nine months ended September 30, 2007.

Industry Background

Domain names are often referred to as the real estate of the Internet, providing opportunities to buy, sell and develop digital properties. We believe that the value of this online real estate is being positively influenced by several underlying Internet industry trends.

Growth of Online Advertising and Internet Audience

According to a 2007 report by IDC, the number of global Internet users is projected to grow from approximately 950 million in 2005 to over 1.5 billion in 2009. In addition, increasing broadband access to the Internet is growing the number of Internet users and the amount of time consumers are spending online. While U.S. online advertising budgets are large and growing, online marketing expenditures represent a relatively small portion of the total advertising market. According to JupiterResearch, the U.S. online advertising market was projected to be $19.9 billion in 2007, representing approximately 8% of the total U.S. advertising market. JupiterResearch found that in 2006, online users devoted approximately 14 hours per week to consume each of television and Internet media, as compared with approximately four hours per week to radio and one hour per week to each of newspapers and magazines. We believe that over time, advertising expenditures will follow consumer behavior and businesses will allocate a larger share of their marketing budgets to online advertising.

Growth in Direct Search Internet Traffic

We believe that a significant and increasing amount of Internet traffic is generated by consumers who are effectively using the web browser address bar as a search engine. We refer to this type of online activity as Direct Search. For example, a consumer could type photography.com directly into their web browser address bar and be directed to the website associated with the term, in this case www.photography.com, rather than looking for information on photography using a search engine. By typing a search term directly into their web browser address bar, Internet users indicate an interest in a particular subject, which results in more highly-targeted online traffic when compared to typical search results.

Increasing Value of Targeted Online Audiences

The value of targeted Internet traffic has increased as advertisers continue to shift spending from offline media, such as magazines and television, to online media while they increase their adoption of performance-based online advertising strategies. Advertisers are attracted to the performance-based advertising models enabled by the Internet, where they pay for advertising only when a consumer takes a specific action, such as clicking on an advertising link, completing an application form or making an online purchase. According to JupiterResearch, the total Internet advertising market, excluding display advertising, is projected to grow 15% in 2008 to $14.1 billion, representing 62% of the total U.S. Internet advertising market. The continued growth in performance-based advertising depends on the ability to effectively intersect consumers’ interests with advertising targeted precisely to their expressed needs to produce a desired consumer action. Consequently, advertisers are seeking to reach specific online audiences, and performance-based online advertising distribution providers, such as Google and Yahoo!, are continually seeking to add more highly-targeted online properties to their networks to satisfy this growing demand for performance-based online advertising.

Growing Importance for Businesses to Establish a Meaningful Online Presence

According to IDC, there were approximately 8.3 million small and medium-sized businesses in the United States in 2007. As these companies look to establish online identities and develop websites, they will need to acquire domain names that accurately reflect their businesses. We believe that businesses, particularly new and small and medium-sized businesses, will use domain name marketplaces to assess the inventory of available domain names, or digital real estate, like they would review a database of real estate listings to evaluate available properties.

Growth in the Volume of Undeveloped Domain Name Properties

The volume of undeveloped domain name properties is growing, creating opportunities to make a market in the buying, selling and development of domain names. According to VeriSign, there were approximately 65.0 million .com and .net domain names registered as of December 31, 2006, an increase of 30% compared to December 31, 2005. VeriSign also estimates that as of December 31, 2006, there were 15.4 million domain names with a single-page website, which represented 23% of all .com and .net domain names. Many of the owners of these domain names seek services to generate revenue from their domain name either by selling the domain names or by deriving advertising revenue from the targeted traffic that the domain names generate. The models for generating revenue from undeveloped websites are evolving. In addition to the sale of their domain name registration rights, owners of domain names have several options for monetizing their online properties, including creating simple websites featuring advertising links related to the subject matter of the domain name; websites providing information, offers and incentives to purchase a product or complete an application for a particular service; and premium websites providing compelling content on an area of particular consumer interest. We believe that as the volume of undeveloped domain names continues to grow, the demand for domain name monetization providers will increase.

NameMedia Domain Name Monetization Solution

We provide a leading domain name monetization solution that is comprised of our media business, which generates advertising revenue from the domain names that we develop into websites, and our domain name marketplace, which generates revenue through our selling of domain names. We use our high-quality portfolio of more than 2,250,000 domain names, including more than 750,000 domain names that we own, to provide value to multiple constituencies including Internet users, advertisers, small and medium-sized businesses, and third-party domain name owners. Internet users can benefit from the relevant content and information that we provide through our extensive network of websites generated by our SiteSense platform. Advertisers benefit from access to large volumes of highly-targeted Internet traffic and performance-based online advertising opportunities. Small and medium-sized businesses benefit from access to our comprehensive listing of more than 2,000,000 domain names available for sale through our BuyDomains.com and Afternic.com websites and our DLS, as they seek the right domain names to establish online identities. Third-party domain name owners benefit from the ability to generate advertising revenue through our affiliate network, as well as from the ability to sell their domain names through our SiteMarket platform.

Key attributes of our business include:

Large and High-Quality Portfolio.  We believe that our proprietary portfolio of more than 750,000 domain names is among the largest in the world. From this portfolio we have created an extensive network of websites that generates an increasing amount of Internet traffic across approximately 500 content categories. In addition to its breadth, we believe our domain name portfolio is differentiated by its quality. We have a policy not to own categories of domain names that include, among other things, registered trademarks or company names, vulgar or obscene language or content, or language or content associated with any illegal enterprise. We believe our domain name portfolio contains a significant number of high-quality domain names that will enable us to develop multiple premium websites that offer a compelling user experience. The size and quality of our domain name portfolio also enhances our marketplace business and enables us to create a more liquid secondary market. We believe that, as a result, we offer a wider selection of domain names for sale, making our marketplace more valuable to its users.

Leading Website Creation and Management Platform.  We use our SiteSense platform to create and manage the websites in our network. This platform’s flexibility allows us to pursue a variety of development approaches, from websites that are focused on generating advertising leads as efficiently as possible, to websites that are enthusiast communities offering a combination of content, commerce and community elements in selected consumer niche categories.

Leading Marketplace and Trading Expertise.  With an inventory of more than 2,000,000 owned and affiliate domain names for sale, we believe that our domain name marketplace is among the largest in the world. We believe that the depth and quality of the inventory we offer makes it a valuable resource and an efficient marketplace for small and medium-sized businesses that are seeking to acquire a particular domain name that is owned by us or one of our third-party affiliates. SiteMarket uses our proprietary database of over seven years of records on domain names, which, due to the span of these records, we believe is the only database of its kind in the industry. We use SiteMarket to assist us in assigning a domain name value and quality ranking when we are evaluating the purchase of domain names, which we believe enables us to acquire domain names that have a high probability of resale on a cost-effective basis. We consider SiteMarket to be a competitive advantage for us as it allows us to make more informed domain name purchase and sale decisions.

The NameMedia Strategy

Our objective is to enhance our position as a leading targeted online media business and a leading online marketplace for domain names. To achieve this objective we intend to:

Continue to develop our premium domain names into enthusiast online communities.  We intend to continue to develop our premium domain names to create a network of leading enthusiast, online communities in categories that have a high degree of consumer engagement, interaction and commerce. To date, we have launched premium enthusiast web properties in the photography, gardening, astrology and automotive categories and our strategy is to replicate this model across multiple enthusiast categories through internal development and selected acquisitions. We intend to apply our social networking technology across multiple categories to create a network of compelling enthusiast web properties.

Continue to grow our proprietary domain name portfolio.  We intend to continue to grow and enhance the quality of our proprietary domain name portfolio. We plan to continue to acquire new high-quality domain names through multiple sources including previously registered names whose registration has expired, selected domain name portfolio acquisitions, participation in domain name auctions and the registration of new domain names.

Enhance our SiteSense platform to optimize the value of our proprietary and affiliate domain name portfolios.  We will continue to enhance our technology platform that dynamically generates and manages websites in our network. We intend to enhance our ability to optimize the value of domain names by improving the technology features and functionality of our SiteSense platform. We plan to implement platform improvements to better segment our domain name portfolio, create a more relevant and compelling user experience, deliver more targeted and effective performance-based online advertising messages, and create compelling premium online communities.

Enhance our SiteMarket domain name trading platform.  Our goal is to establish an extensive and efficient domain name marketplace that provides an aggregation point for available domain name inventory, much like the MLS for residential real estate. With our DLS, we intend to extend our distribution channels beyond our BuyDomains.com and Afternic.com websites to selected domain name resellers to ensure that our inventory is broadly available through channels where small and medium-sized businesses and consumers may shop for premium domain names. This broader distribution strategy, along with improvements in the functionality of our SiteMarket platform, are intended to increase the volume of domain names that we sell.

Pursue selected acquisitions.  We will continue to evaluate potential opportunities to acquire businesses and technologies. Our strategy will focus on acquiring domain name portfolios, developed websites that supplement our consumer enthusiast websites, and companies that offer technology features or functionality that complement our existing products and services.

Products and Services

Media Business

We have developed a network of websites that enables consumers to find relevant content and product information across a wide range of categories. Our network of websites has been developed from our proprietary portfolio of more than 750,000 domain names and our affiliate network of more than 250,000 websites that use our SiteSense technology and website publishing platform. SiteSense automatically assigns the domain name to one of approximately 500 categories, selects a website template from more than 500,000 variations for website design and layout, generates relevant related keywords for the domain name that enable targeted advertising, incorporates original articles and news feeds and delivers relevant advertising, resulting in a website populated with targeted content, commerce and advertising.

Our SiteSense platform also includes proprietary social networking functionality, including user-generated content publishing and media sharing modules that can be added to our premium enthusiast websites. This functionality powers the formation of robust online communities around common visitor interests.

The SiteSense platform efficiently generates websites for more than 1,000,000 domain names, generating a significant amount of targeted user traffic and creating the opportunity to deliver a large volume of performance-based online advertising. We believe that, collectively, our proprietary and affiliate website networks received more than 60,000,000 visitors in September 2007. Historically, most of our Internet traffic has come from non-paid sources, such as Direct Search and referral links.

Given the size of our domain name portfolio, our network of websites covers a wide variety of vertical content and consumer interest categories. We divide our domain name portfolio into approximately 500 individual categories that roll-up to 16 general categories, such as travel, business, technology, education, health, home, shopping, and sports, with no one general category constituting more than 15% of our domain name portfolio.

We also offer third-party domain owners the ability to generate advertising revenue from their domains through use of the SiteSense platform. This service is offered through three brands, SmartName.com, ActiveAudience.com and Goldkey.com, which are differentiated primarily by features and functions associated with the portfolio size and quality of domain names to be monetized.

One of the key elements of our SiteSense platform is its ability to automatically segment domain names and develop websites using the appropriate amount of content and most relevant online advertising format and message. The level of development of a given website is generally dependent on the particular domain name and the nature of the category to which it relates. We currently have three broad levels of website development:

Highly-Targeted Websites

We use our SiteSense platform to dynamically generate the majority of our websites and display advertising that relates to the topic of the domain name. This performance-based advertising includes CPC-sponsored links, which generate revenue to us when a visitor to one of our websites clicks on the link. Examples of websites that we own in this category include: GolfShop.com, LeatherLuggage.com, GreatDate.com, TennisClinics.com, CoolPhones.com, DiamondWatch.com, CouplesResorts.com, ComicBooks.com, Puzzle.com and ParentingBooks.com. We also allow third-party domain name owners to use our SiteSense platform through our affiliate network. The CPC links presented on the websites in our network are provided under our agreements with Google and Yahoo!. We receive a share of the net revenue that Google and Yahoo! receive from their advertisers when a user clicks on a CPC sponsored link.

Lead-Generating Websites

Our CPA websites feature useful content and comparison information on certain products and services and include CPA performance-based advertising that requires the website visitor to perform an action, such as completing a credit card application, submitting a form requesting information or making a purchase. We typically earn revenue when the customer completes the action. CPA advertising is designed to produce valuable leads for advertisers. The revenue we earn from a given CPA transaction is generally significantly higher than the revenue we receive from a given CPC advertisement. In addition to CPA advertising, some of these websites also provide display advertising for which we are paid on a cost per thousand-impressions basis. Examples of websites that we own that generate CPA advertising revenue include: CellularPlans.com, LowRate.com, CreditCardClub.com, EducationalCentral.com, AutomotiveLoans.com, ConsolidateYourDebts.com, AutomotiveCenter.com and MortgageApprovals.com.

Premium Enthusiast Websites

We are developing online communities that utilize our portfolio of domain names and our SiteSense technology platform. These websites offer a combination of content, commerce and community elements designed to produce comprehensive destination websites in selected consumer niche categories. We believe that we can create a network of online communities that are highly relevant to consumers and targeted to their interests. Unlike the model of early-generation websites, which relied on editors to publish content to readers, our strategy for developing our premium enthusiast websites utilizes social networking functionality where the expertise and experiences of the community generate the majority of the website content through discussion forums, blogs, media sharing and other user connectivity and self-expression tools. Enabling this model is our proprietary social networking functionality, including our Pixamo media-sharing technology, that allows us to rapidly develop and introduce new communities with a robust set of tools for the community to use, engage, connect, and communicate. While social networking first took hold among a young audience, we believe social networking functionality is applicable across broader audiences, particularly in areas of consumer interest where Internet users hold lifelong, passionate interests in a specific avocation.

Based on our experience in developing our premium enthusiast properties, we have found that adding content and community website features can significantly increase Internet user traffic volume to these websites. By expanding and enhancing content, these websites are more likely to be indexed by major search engines such as Google or Yahoo! and benefit from the incremental Internet traffic that can be generated by being included in search results.

Photography.  We believe that with the introduction of affordable digital camera equipment, consumers have shown growing interest in photography. According to a 2007 report by IDC, it is estimated that $37.4 billion will be spent on over 122 million digital cameras in 2007. We own photography.com, a photography enthusiast website, photo.net, a leading online photography community, and more than 6,000 other photography-related websites, including photography-related domain names, such as familyphotos.com, rarephoto.com, and photographersforum.com. Before we developed our photography.com website, the majority of its user traffic was generated by consumers who used Direct Search and were directed to the website upon typing the domain name into their browser address bar. Because the website had no editorial content prior to its development, it was not indexed by the major search engines and therefore, the website did not appear prominently, if at all, in the search results provided by these services. After we launched the developed photography.com website with content and commerce features, the website regularly appears on the first page among the top Google search results in response to searching on the term photography, increasing the visits to the website from search engines. Our photography-related websites now attract more than 5,000,000 monthly visitors, with approximately 300,000 registered members who have uploaded more than 2,000,000 photos and participated in more than 45 discussion forums.

Gardening.  According to a report by the National Gardening Association, gardening is a pastime enjoyed in 2006 by 85,000,000 households in the United States that spent more than $34.1 billion on gardening-related equipment, supplies and plants annually, highlighting the high degree of consumer engagement and spending associated with the category. We own Gardens.com, DavesGarden.com, a leading online gardening community, and more than 2,000 other gardening-related websites, such as landscaping.com, gardeneducation.com, and asiangardens.com. Our garden-related websites attract more than 1,500,000 monthly visitors with approximately 275,000 registered members who have uploaded more than 750,000 gardening-related images and who have participated in more than 200 active online discussion forums.

In addition to the photography and gardening categories, we have developed enthusiast categories such as Astrology (Tarot.com and DailyHoroscope.com) and Automotive (Driving.com), and are developing enthusiast categories, such as Biking (Biking.com) and Boating (Boating.com). We generate revenue from these websites through a combination of advertising, subscriptions and e-commerce sales. While our premium enthusiast websites did not generate a significant percentage of our revenue in 2006, we expect them to be a significant component of our revenue going forward.

Marketplace Business

Domain Name Sales

Through our online domain name marketplace, we sell Internet domain names owned by us or third parties primarily to small and medium-sized businesses that are establishing or expanding their online presence. We derive revenue from domain name sales primarily by acquiring domain names that we believe are well suited for resale and marketing and selling those domain names through our BuyDomains.com and Afternic.com websites and through selected resellers that use our DLS. We currently own more than 750,000 domain names, over two-thirds of which are .com domain names and nearly all of which we offer for sale. We acquire our owned domain names through multiple sources, including the following:

•	Registering new names identified by us. For the nine months ended September 30, 2007, this source represented 43% of the domain names we acquired.

•	Previously registered domain names that are not renewed at the domain name registry by the current owner. Each day a significant number of names become available through the registry in what is known as the daily drop. For the nine months ended September 30, 2007, this source represented 38% of the domain names we acquired.

•	Private sales of domain names, whereby domain name owners offer to sell individual domain names or portfolios of domain names in negotiated transactions. For the nine months ended September 30, 2007, this source represented 14% of the domain names we acquired.

•	Participation in domain name auctions, in which one of several online domain name auction companies offers domain names for sale in an auction process. For the nine months ended September 30, 2007, this source represented 5% of the domain names we acquired.

By combining our owned portfolio with that of third-party domain owners that want to sell their domains, we operate what we believe is an efficient and liquid domain name marketplace. Marketed as the DLS, our objective is to have the largest inventory of high-quality domains for sale and the broadest distribution to buyers, much like the MLS for residential real estate. Beyond listing the domain inventory on our own websites, BuyDomains.com and Afternic.com, we have agreements with more than 50 distribution partners, including seven of the top ten registrars, such as GoDaddy.com and Register.com. To date, we have sold domain names to customers in more than 100 countries.

We use our SiteMarket platform to assign values and quality rankings to domain names, a valuation and ranking process that is supported by a proprietary database that contains millions of historical records and data elements on domain names, including purchase and sales history, and third-party data. Our database and valuation criteria have been continually updated and refined since 1999.

BuyDomains.com

We offer nearly all of our owned domain names for sale directly on our BuyDomains.com website and through selected resellers that use our DLS. Many of our domain names carry a fixed price and can be purchased directly on our website through an online checkout system. Certain domain names require the customer to request pricing information by email or by calling our sales representatives. BuyDomains.com customers are primarily small and medium-sized businesses that are establishing or expanding their online presences. Recent domain names sold that illustrate this approach include BargainCity.com, BeautifulBride.com, CargoCarriers.com, FilmRentals.com, FitnessStore.com, GeneticTests.com, HistoricalProperties.com, MrMortgage.com, NewsForum.com, and WindTechnologies.com. The sales prices for our domain names range from several hundreds to tens of thousands of dollars.

Afternic.com

We also offer a service and technology platform that enables third-party domain name owners to sell their names through our Afternic.com website. To use Afternic.com, third-party domain name owners must register as a member and pay a membership fee. Domain names listed for sale on Afternic.com are auctioned, meaning a domain name is listed with a minimum bid price and customers can bid on a domain name over a period of time. Domain names listed on Afternic.com may also include an asking price which enables a customer to buy the domain name immediately at that price. The domain names are permitted to stay on the Afternic.com website until they are sold. We receive a commission based on the sale value of domain names sold through this platform. For an additional commission, members may choose an expanded distribution option and participate in our DLS. As of September 30, 2007, there were more than 1,000,000 domain names listed for sale on Afternic.com.

Business Services

Customers that buy domain names often also need business services such as domain name registration, website hosting services and online marketing tools, among others. BuyDomains.com features a business resources section that provides links to providers of these business services and for which we are generally paid on a CPA basis when we refer a lead to a service provider.

Our Afternic.com website also offers additional services for domain name owners including escrow services, where we manage the transfer of domain names to ensure that a transaction is completed successfully; domain name appraisal services, in which we assist domain name owners in establishing valuations for their domain names; domain name hosting services through a third party; and assisted offer services for buyers. In addition, we offer our SiteSense platform to enable third-party domain name owners to generate advertising revenue while their domain names are listed for sale.

Sales and Marketing

The majority of our online media revenue is CPC advertising, meaning we deliver online advertisements provided by Google and Yahoo! and share a portion of the revenue generated from those advertisements. In 2004, 2005 and 2006, we derived more than 10% of our total revenue from Yahoo!. Google and Yahoo! maintain the direct relationships with the advertisers and provide us with CPC advertising services. We use Google for CPC advertising on our proprietary domain name portfolio, and we use Yahoo! for CPC advertising on our affiliate network of websites. Google and Yahoo! can terminate their respective agreements with us before the expiration of the term upon the occurrence of certain events. For example, our agreement with Yahoo! can be terminated by Yahoo! for our repeated abuse of the Yahoo! service or our failure to cure a material breach within the applicable cure period. Similarly, Google can terminate its agreement with us if our service has been suspended for more than six months as a result of our failure to cure a material breach in the applicable cure period or our engaging in certain prohibited actions. See “Risk Factor — We are dependent on Google and Yahoo!, our third-party, cost-per-click advertisement distribution providers, for a significant portion of our revenue. A termination of our agreements with Google or Yahoo! or a decrease in revenue that we derive from these relationships would adversely affect our business.” As of September 30, 2007, we had three sales and business development professionals that were responsible for CPA and display advertising arrangements, and five people responsible for qualifying and adding affiliate websites to our media network.

In our domain name marketplace, we generate the majority of revenue through a direct sales force. As of September 30, 2007, we had 16 account executives that sell premium domain names, primarily by responding to online and telephone-based pricing requests. Domain name sales are also made through selected resellers, the majority of which are domain name registrars. We also had two business development professional responsible for developing third-party relationships in the business services area.

In both our online media and domain name marketplace businesses, we purchase keyword advertising to generate a modest amount of our Internet traffic. As of September 30, 2007, we had two people dedicated to our keyword advertising strategy and purchasing.

We operate principally in domestic markets with respect to our online media business or domain name marketplace business and do not currently generate significant revenue from international geographic regions.

Technology

We have developed technologies and platforms throughout our business that we believe provide us with a competitive advantage. Significant technologies used in our business include those associated with valuing, acquiring and maintaining our domain names; systems used for automatically generating and dynamically updating and managing websites and reporting on advertising performance; and technologies used within our premium enthusiast websites.

We use our SiteMarket platform to evaluate and rank large numbers of domain names based on multiple proprietary and third-party sources. Our SiteMarket platform analyzes our proprietary database of over seven years of records on domain names, including purchase and sales history, and third-party data, to assist us in assigning a domain name value and quality ranking. Our platform provides statistical outputs, such as risk/return factors and risk adjusted value, which serve as a screening tool for our domain name portfolio management team. Our platform also partially automates the process of acquiring expired domain names, bidding on names in auctions and registering and transferring newly-acquired names. We intend to continue to invest in our domain name valuation and acquisition technologies, as well as the underlying database of historical domain name purchase and sale activity.

With respect to our media business, we use our SiteSense platform to dynamically generate and manage websites for our large portfolio of domain names. Our SiteSense platform includes the following features:

•	Template engine that dynamically generates and manages 500,000 variations of website designs and layouts to optimize revenue potential

•	Content library that contextually selects from original articles and dynamic news feeds from third-party sources

•	Reporting and analytics engine that facilitates the management of large portfolios of domain names and continually reviews statistical performance of individual websites

•	Ad serving technology that delivers category-specific advertisements

Our premium enthusiast websites rely on extensions to our SiteSense platform that are particularly applicable to community building and social networking, including:

•	Registration functionality to establish user accounts and password management

•	e-commerce and user subscription capabilities

•	Online discussion forums

•	Collaborative community dictionaries

•	Blog hosting

•	A media module with extensive content tagging and community features, incorporating our proprietary Pixamo media-sharing technology

We rely on third-party providers for co-location of our data servers, storage devices and network access.

As of September 30, 2007, we had 33 dedicated product development professionals. We also use independent contractors within the United States and abroad on an as-needed basis.

Competition

We have competitors in each of our product areas. As the Internet continues to develop, we expect additional competitors to arise.

Our current and potential future competitors in our media business include:

•	Domain name portfolio owners whose primary business is online advertising, such as Demand Media, Marchex and Oversee.net

•	Large Internet companies that provide performance-based advertising solutions directly to advertisers, such as Google, Microsoft and Yahoo!

•	Large category-specific websites that could potentially overlap with some of our existing or future premium websites, such as CNET and WebMD

•	Large media companies that offer advertising on their websites that could develop or acquire Internet assets competitive with our offerings

We also compete with traditional media companies for a share of advertisers’ overall marketing spending.

Our current and potential future competitors in our domain name marketplace include:

•	Aftermarket domain name resellers, such as Sedo, whose business provides a marketplace for the resale of domain names

•	Registrars, whose primary business is domain name registration and management of domain names, such as Demand Media, GoDaddy and Register.com

•	Domain name auction companies, such as NameJet and SnapNames, which acquire domain names from similar sources as we do and sell them in an auction process

•	Media and online advertising businesses that have portfolios of domain names, but do not currently offer them for sale

We believe we compete favorably in our principal markets based on factors including the following:

•	Our substantial portfolio of owned domain names oriented towards small and medium-sized businesses

•	Our experience with domain name transactions

•	Our media network that exceeds one million websites

•	Our relationships with domain name sellers and buyers, and online advertising industry participants

•	Our technology assets and capabilities

Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and substantially larger user or customer bases than we have, and, therefore, have a significantly greater ability to attract advertisers and Internet users. See “Risk Factors — Risks Related to Our Industry — If we are unable to compete in highly competitive markets for domain name sales and performance-based online advertising, we may experience reduced demand for our products and services.”

Our ability to remain competitive will depend to a great extent upon our ability to maintain and enhance our portfolio of owned domain names and websites as well as the continued service of our senior management team. We cannot assure you that our media business or domain name marketplace will continue to compete favorably or that we will be successful in the face of increasing competition from existing competitors or new companies entering our principal markets.

Intellectual Property

We do not rely on patent protection for proprietary technology. Instead, we rely primarily on a combination of trade secrets, servicemarks, common law and registered trademarks and copyrights to protect our proprietary rights. We strategically pursue the registration of some of our trademarks and servicemarks and have obtained registration in the United States and other countries for some of our trademarks and servicemarks, including “NameMedia.” We have obtained registration for one international trademark, “Afternic.”

Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop technology that is similar to ours. Our existing legal protections afford only limited protection for our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Enforcement of claims that a third party has illegally obtained and is using our proprietary rights is expensive, time consuming and the outcome is uncertain. In addition, if any of our products or services or the technology underlying our products or services is covered by third-party patents or other intellectual property rights, we could be subject to various legal actions. We cannot assure you that our products and services, or the technology underlying such products and services, do not infringe patents or proprietary rights held by others or that they will not in the future. We have in the past faced, and may in the future face, demands by third-party trademark owners asserting infringement or dilution of their rights and seeking transfer of acquired domain names under the Uniform Domain Name Dispute Resolution Policy administered by ICANN or actions under the U.S. Anti-Cybersquatting Consumer Protection Act. If we were unable to successfully defend against such third-party claims of infringement, we might have to pay significant damages, stop using the technology or content found to be in violation of a third party’s rights, seek a license for the infringing technology or content, or develop alternative non-infringing technology or content. Any required licenses may not be available to us on acceptable terms, if at all. In addition, developing alternative non-infringing technology could require significant effort and expense. If we cannot license or develop technology or content for any infringing aspects of our business, we may be forced to limit our service offerings. Any of these results could reduce our ability to compete effectively and harm our business.

Government Regulation

The legal and regulatory environment applicable to the Internet is continuing to evolve in the United States and elsewhere. The manner in which existing laws and regulations will be applied to the Internet in general, and how they will relate to our business in particular, has not yet been definitively settled in many cases. For example, we often cannot be certain how existing laws will apply in the online context, including, without laws relating to topics such as privacy, defamation, credit card fraud, advertising, taxation, content regulation, quality of products and services and intellectual property ownership and infringement. In addition, advertising and Internet commerce trade and industry associations have in the past and will continue to adopt guidelines and standards for Internet advertising and commerce, some of which may be applicable to parts of our business.

While we pay close attention to the shifting regulatory and industry environments, we cannot predict the impact of future changes in those environments, and we anticipate that it may be necessary in the future to adapt our business in response to such changes. Any changes in existing legislation or enactment of new legislation applicable to us could expose us to substantial liability. Such changes could also cause us to incur significant expenses as a result of our compliance obligations. Furthermore, such changes could dampen the growth in use of the Internet in general, which, in turn, can have an overall negative impact on our business and our revenue.

Laws that could have an impact on our business have already been adopted. The CAN-SPAM Act of 2003 and similar laws adopted by a number of states and foreign countries are intended to regulate unsolicited commercial e-mails, create criminal penalties for unmarked sexually-oriented material and e-mails containing fraudulent headers and control other abusive online marketing practices. The Children’s Online Privacy Protection Act imposes additional restrictions on the ability of online services to collect user information from minors.

The foregoing legislation may impose significant additional costs on our business or subject us to additional liabilities if we were not to comply fully with their terms, whether intentionally or not. Each of the Children’s Online Privacy Protection Act and the CAN-SPAM Act of 2003 impose fines and penalties to persons and operators that are not fully compliant with their requirements. We intend to comply with the laws and regulations that govern our industry, and we employ internal resources and incur outside professional fees to establish, review and maintain policies and procedures to reduce the risk of noncompliance.

In addition to legislation, our business may also be impacted by our ability to comply with our own privacy policies and to provide adequate security to the personal data within our possession. We post our privacy policy and practices concerning the use and disclosure of any user data on our websites. Any failure by us to comply with posted privacy policies, Federal Trade Commission, or FTC, requirements or other domestic or international privacy-related laws and regulations could result in proceedings by governmental or regulatory bodies, or actions by our customers or other affected third parties, all of which could potentially harm our businesses, results of operations and have a negative impact upon our overall financial condition. In addition, if we, or service providers acting on our behalf, fail to adequately secure the personal data that we collect from consumers, we could be subject to enforcement actions by the FTC and other governmental agencies. Such enforcement actions can result in fines, mandatory changes to our business practices and negative publicity.

In addition to existing legislation and regulatory enforcement actions, there are a large number of legislative proposals before the United States Congress and various state legislative bodies regarding consumer protection and privacy issues which relate to our businesses. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could harm our business by resulting in a decrease in user registrations for our services and a resulting decline in revenue. These decreases could be caused by, among other possible provisions, the required use of disclaimers or other requirements before users can utilize our services.

Employees

As of September 30, 2007, we had 136 employees, all located in the United States, including 14 in operations, portfolio management and online keyword advertising, 33 in product development, 75 in sales and marketing, and 14 in general and administration. We have never had a work stoppage and none of our employees is represented by a labor organization or under any collective bargaining arrangements. We consider our employee relations to be good.

Facilities

Our principal executive offices are located in Waltham, Massachusetts, where we lease one property with approximately 19,931 square feet under a lease that expires in May 2009. We also lease server space in Sterling, California; Ashburn, Virginia; Dallas, Texas and Portland, Oregon. We believe that our space will be adequate for our needs and that suitable additional or substitute space in the future will be available to accommodate the foreseeable expansion of our operations.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims of alleged infringement, misuse or misappropriation of intellectual property rights of third parties. In addition, in the normal course of business, we may also be subject to claims arising out of our operations, and may file collection claims against delinquent advertisers. As of the date of this prospectus, there are no claims or actions pending or threatened against us that, if adversely determined, would have a material adverse effect on us.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors and as of the date of this prospectus:

Name	Age	Position

Kelly P. Conlin	47	Chairman and Chief Executive Officer
Vincent A. Chippari	47	Executive Vice President and Chief Financial Officer
Jeffrey S. Bennett	44	President and Chief Operating Officer and Director
Brian L. Farrey	47	Chief Technology Officer
Brian G. Carr	42	Senior Vice President and General Manager, Direct Search Network
Peter T. Lamson	44	Senior Vice President and General Manager, Domain Marketplace
Brian D. Lucy	41	Senior Vice President of Finance, Treasurer and Secretary
Hugh O’Neill, Jr.	53	Senior Vice President and General Manager, Portfolio Management
Maria A. Cirino (1)(2)	44	Director
Robert J. Davis (3)	51	Director
D. Richard de Silva	34	Director
Russell S. Lewis (1)(3)	53	Director
Martin J. Mannion (2)	47	Director
Joseph S. Tibbetts, Jr. (1)	55	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee

Provided below are biographies for each of our executive officers and directors listed in the table above.

Kelly P. Conlin has served as our Chief Executive Officer since January 2006 and as our Chairman since March 2007. Prior to joining NameMedia, Mr. Conlin was President and Chief Executive Officer and a director of Primedia, Inc., a special interest consumer media company, from October 2003 to October 2005. From September 1989 to September 2002, Mr. Conlin was employed by International Data Group, or IDG, a technology media, research and event company, serving as President and Chief Executive Officer from March 1999 to September 2002, as President from October 1995 to September 2002 and in other executive roles from September 1989 to October 1995. From January 2003 to September 2003, Mr. Conlin was an advisor to Providence Equity Partners, a private investment firm specializing in equity investments in communication and media companies. He has a B.A. from Carleton College and an M.B.A. from Harvard Business School.

Vincent A. Chippari has served as our Executive Vice President and Chief Financial Officer since September 2006. Prior to joining NameMedia, Mr. Chippari was Chief Strategy Officer of Thomson Healthcare, a provider of information solutions to professionals in the healthcare industry, from May 2005 to September 2006. From January 1998 to May 2005, he served as Executive Vice President and Chief Financial Officer of Information Holdings Inc., a provider of information solutions to intellectual property and regulatory professionals. Mr. Chippari holds a B.S.B.A. from Bryant University and an M.B.A. from the University of Connecticut. Mr. Chippari is a Certified Public Accountant.

Jeffrey S. Bennett has served as our President and Chief Operating Officer and as a director since February 2005. Prior to joining NameMedia, Mr. Bennett was Executive Vice President of Corporate Development for Terra Lycos, a wholly-owned subsidiary of Terra Networks, S.A., a global Internet portal and access provider, from October 2000 to December 2002. From December 1996 to October 2000, Mr. Bennett

served in various executive roles that included General Manager of e-commerce, Vice President of Business Development and Senior Vice President of Corporate Development for Lycos, Inc., an Internet web portal. From January 2003 to December 2004, Mr. Bennett was an independent consultant. Mr. Bennett holds a B.S. from Bentley College.

Brian L. Farrey has served as our Chief Technology Officer since October 2006. Prior to joining NameMedia, Mr. Farrey was employed by Monster Worldwide, Inc., a global online career and recruitment resource, as President of Monster Techologies from March 2002 to October 2006. Prior to holding that position, Mr. Farrey was Group President of Monster.com from March 2001 to February 2002. Mr. Farrey holds a B.A. from the Rochester Institute of Technology and an M.C.S. from Worcester State College.

Brian G. Carr has served as our Senior Vice President and General Manager of Direct Search Network since February 2007. Mr. Carr also served as our Vice President of Affiliate Network from October 2006 to February 2007 and our Senior Director of Affiliate Services from March 2005 through October 2006. Prior to joining NameMedia, Mr. Carr served as General Manager of Business Operations for Terra Lycos, from March 2001 to February 2005. Mr. Carr holds a B.S. from Babson College.

Peter T. Lamson has served as our Senior Vice President and General Manager, Domain Marketplace since October 2005. Prior to joining NameMedia, Mr. Lamson served as Chief Operating Officer of DirectoryM, a provider of Internet business directories, from July 2004 to October 2005. From June 2000 to April 2004, Mr. Lamson was employed by MonsterMoving, a division of Monster Worldwide that provides online consumer relocation assistance, serving as Vice President of Products and Operations from June 2000 to June 2001 and as Chief Operating Officer from June 2001 to April 2004. Prior to its sale to MonsterMoving, Mr. Lamson served as Vice President of Product and Operations of MoveCentral from 1998 to 2000. Mr. Lamson holds a B.A. from Middlebury College and an M.B.A. from Harvard Business School.

Brian D. Lucy has served as our Senior Vice President of Finance, Treasurer and Secretary since September 2006. Mr. Lucy also served as our Vice President, Chief Financial Officer, Treasurer and Secretary from February 2005 to September 2006. Prior to joining NameMedia, Mr. Lucy served as Vice President and Chief Financial Officer of United States Operations for Terra Lycos, from February 2001 to October 2004. Mr. Lucy holds a B.A. from Villanova University and a B.S. from Salem State College. Mr. Lucy is a Certified Public Accountant.

Hugh O’Neill, Jr. has served as our Senior Vice President and General Manager of Portfolio Management since May 2006. Prior to joining NameMedia, Mr. O’Neill was employed by Sun Life Financial, Inc., where he was responsible for worldwide derivatives and served as Vice President of Derivatives and Investment Strategies from February 2003 to May 2006, and as Assistant Vice President of Derivatives and Investment Strategies from October 2001 to February 2003. Mr. O’Neill holds a B.S. from West Chester University, an M.S. from Drexel University and has completed doctoral level work in Physics at Tufts University.

Maria A. Cirino has served as a director since December 2005. Since March 2006, Ms. Cirino has served as a Partner at .406 Ventures, a venture capital firm. From February 2005 until March 2006, Ms. Cirino served as Senior Vice President of VeriSign Managed Security Services, a division of VeriSign, Inc., a provider of infrastructure services for Internet and telecommunications networks. From February 2000 until February 2005, Ms. Cirino served as Chief Executive Officer and Chairman of Guardent, Inc., a managed security services corporation. Ms. Cirino served as a board member of Keane, Inc., a public company that provides information technology and business process services, from May 2000 until June 2007, and has also served on the board of a number of private companies. Ms. Cirino holds a B.A. from Mount Holyoke College.

Robert J. Davis has served as a director since February 2005. Since February 2001 to present, Mr. Davis has been with Highland Capital Partners, a venture capital firm, where he is presently Managing General Partner. From October 2000 to February 2001, Mr. Davis served as Chief Executive Officer of Terra Lycos. From 1995 to October 2000, Mr. Davis served as Chief Executive Officer of Lycos, an Internet web portal. Mr. Davis also serves as a board member of several private companies. Mr. Davis holds a B.S. from Northeastern University and an M.B.A. from Babson College.

D. Richard de Silva has served as a director since February 2006. Since December 2007, Mr. de Silva has served as a General Partner at Highland Capital Partners. Mr. de Silva initially joined Highland Capital Partners in April 2003 and served as a Principal from December 2004 to December 2006 and as a Partner from December 2006 through November 2007. From May 2000 to December 2002, Mr. de Silva served as President of SiteBurst, Inc., an enterprise software vendor of channel management solutions, which he co-founded. Mr. de Silva holds an A.B. in History from Harvard College, an M.Phil. in International Relations from Cambridge University and an M.B.A. from Harvard Business School.

Russell S. Lewis has served as a director since January 2006. Since August 2007, Mr. Lewis has served as Senior Vice President of Strategic Development of VeriSign, Inc., a provider of infrastructure services for Internet and telecommunications networks. From January 2005 to August 2007, Mr. Lewis served as Senior Vice President of Corporate Development at VeriSign. From February 2002 to January 2005, Mr. Lewis served as the General Manager of VeriSign Naming and Directory Services Group. Prior to joining VeriSign, Mr. Lewis ran TransCore, a wireless transportation systems integration company. Mr. Lewis has also served on the board of Delta Petroleum Corporation since June 2002 and has served on the boards of a number of private companies. Mr. Lewis holds a B.A. in Economics from Haverford College and an M.B.A. from Harvard Business School.

Martin J. Mannion has served as a director since February 2005. Since April 2001, Mr. Mannion has served as Managing Partner and Managing Member of various entities affiliated with Summit Partners, a private equity and venture capital firm. Mr. Mannion has been employed at Summit Partners since August 1985 and has been a General Partner since January 1987. Mr. Mannion also has served on the board of American Dental Partners, Inc., a public company that assists dental practices manage their operations, since 1996 and has served on the board of a number of private companies. Mr. Mannion holds an A.B. from Princeton University and an M.B.A. from Harvard Business School.

Joseph S. Tibbetts, Jr. has served as a director since December 2006. Since October 2006, Mr. Tibbetts has served as Senior Vice President and Chief Financial Officer of Sapient, Inc., a technology consulting services company. From February 2003 to June 2006, Mr. Tibbetts served as Senior Vice President and Chief Financial Officer of Novell, Inc., an enterprise software company. From March 2000 to June 2002, Mr. Tibbetts served as a General Partner at Charles River Ventures, a venture capital firm. From May 1998 to February 2000, Mr. Tibbetts was Chief Financial Officer of Lightbridge, Inc., a wireless telecommunications software and services provider, and from June 1996 to March 1998, he held the same position at SeaChange International, Inc., a digital video systems provider. Mr. Tibbetts holds a B.S. from the University of New Hampshire.

Composition of the Board of Directors after this Offering

Our board of directors currently consists of eight members, of whom Mr. Davis and Mr. Mannion were elected as directors under the board composition provisions of a stockholders agreement. The board composition provisions of the stockholders agreement will be terminated upon the consummation of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our by-laws permit our board of directors to establish by resolution the authorized number of directors, and our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors.

Following the offering, the board of directors will be divided into three classes with members of each class of directors serving for staggered three-year terms. The board of directors will consist of      Class I directors (currently      and     ),     Class II directors (currently     , and     ) and     Class III directors (currently     , and     ), whose initial terms will expire at the annual meetings of stockholders held in 2008, 2009 and 2010, respectively. Our classified board could have the effect of making it more difficult for a third party to acquire control of us.

Our board of directors has considered the relationships of all directors and, where applicable, the transactions involving them described below under “Certain Relationships and Related Party Transactions” and

determined that each of the directors, with the exception of Mr. Conlin, our Chairman and Chief Executive Officer, and Mr. Bennett, our President and Chief Operating Officer, qualifies as an “independent director” under the applicable rules of the Nasdaq Global Market and the SEC.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and function of each of our committees complies with the rules of the SEC and the Nasdaq Global Market that will be applicable to us, and we intend to comply with additional requirements to the extent that they become applicable to us.

Audit Committee. Joseph S. Tibbetts, Jr., Maria A. Cirino and Russell S. Lewis currently serve on the audit committee. Mr. Tibbetts is the chairman of our audit committee. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting related complaints and concerns; and

•	preparing the audit committee report required by Securities and Exchange Commission rules to be included in our annual proxy statement.

Our board of directors has determined that Mr. Tibbetts qualifies as an “audit committee financial expert” as defined under the Securities Exchange Act of 1934 and the applicable rules of the Nasdaq Global Market.

Compensation Committee. Martin J. Mannion and Maria A. Cirino currently serve on the compensation committee. Mr. Mannion is the chairman of our compensation committee. The compensation committee’s responsibilities include, but are not limited to:

•	annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	overseeing and administering our compensation, welfare, benefit and pension plans and similar plans; and

•	reviewing and making recommendations to the board with respect to director compensation.

Nominating and Corporate Governance Committee. Robert J. Davis and Russell S. Lewis currently serve on the nominating and corporate governance committee. Mr. Davis is the chairman of our nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities include, but are not limited to:

•	developing and recommending to the board criteria for board and committee membership;

•	establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

•	identifying individuals qualified to become board members;

•	recommending to the board the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board a code of business conduct and ethics and a set of corporate governance guidelines; and

•	overseeing the evaluation of the board and management.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has ever been one of our employees.

Corporate Governance

We will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.namemedia.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Executive Officers

Each of our executive officers has been elected by our board of directors and serves until his or her successor is duly elected and qualified.

EXECUTIVE COMPENSATION

Named Executive Officers

Our named executive officers, or NEOs, are:

•	Kelly P. Conlin, Chief Executive Officer;

•	Vincent A. Chippari, Executive Vice President and Chief Financial Officer;

•	Jeffrey S. Bennett, President and Chief Operating Officer;

•	Brian L. Farrey, Chief Technology Officer; and

•	Peter T. Lamson, Senior Vice President and General Manager, Domain Marketplace.

Compensation Discussion and Analysis

Evolution of our Compensation Approach

Our compensation approach is tied to our stage of development as a company with a limited operating history. Historically, our board of directors reviewed and approved all of our compensation packages, including executive officer salaries, annual cash incentive bonuses and equity incentive grants. Our board of directors determined the appropriate level of each compensation component for each executive officer based upon compensation data and surveys regarding private venture capital-backed companies collected from research informally conducted and supplied by board members. Our board of directors has also relied on its members’ business judgment and collective experience in the technology industry. Although it did not benchmark our executive compensation program and practices, our board of directors has historically aimed to set our executive compensation at levels that it believes are necessary to attract, retain and motivate our executive officers. For determining an executive officer’s target compensation, other than our Chief Executive Officer, our board of directors considered input from our Chief Executive Officer regarding an executive officer’s responsibilities, performance and compensation and our Chief Executive Officer’s recommendation for such executive officer’s compensation. Our board of directors meets in executive session, and our Chief Executive Officer is not permitted to attend during board director determinations regarding his compensation. Our board of directors has the ability to materially increase or decrease the recommendations made by our Chief Executive Officer with regard to the compensation provided to our executive officers. For all of our NEOs, each of their base salary, annual cash incentive bonus target levels and equity incentive grants were determined pursuant to written agreements negotiated at the time of their employment or subsequently renegotiated. In setting the amount and mix of compensation elements for our NEOs, our board of directors did not apply any quantitative formula. Rather, our board of directors relied upon its judgment and considered the following:

•	the board’s understanding of the compensation paid by other companies with which we believe we compete for executive officers;

•	the seniority and responsibility levels of such executive officer;

•	our ability to replace the executive officer; and

•	the total cash compensation of the executive officer at his or her prior employment.

Beginning with 2008 compensation decisions, our recently formed compensation committee will review and approve all of our compensation programs and packages, including executive officer salaries, annual cash incentive bonuses and equity incentive grants. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. For example, over time, we expect to reduce our reliance upon informal research and surveys in favor of a more empirically-based approach that uses benchmarks as a tool to establish executive salary and compensation levels commensurate with our industry. Our compensation committee expects, on an annual basis, to set base salaries and annual cash incentive bonus targets for the following year, as well as to determine equity incentive awards for our executive officers.

Overview

We believe that the compensation of our executive officers should reinforce a sense of ownership and overall entrepreneurial spirit and focus executive behavior on the achievement of our annual financial targets as well as long-term business objectives and strategies. Accordingly, our executive officer compensation packages are designed to achieve the following objectives:

•	to provide competitive compensation that attracts, motivates and retains talented and experienced executive officers with the skills necessary for us to achieve our business plan; and

•	to align an executive officer’s interest with stockholders’ value creation by:

•	linking a significant portion of the total cash compensation paid to our NEOs to the achievement of our annual corporate performance objectives, or annual performance objectives for a division of our business for which an executive has management responsibility, by basing annual cash incentive compensation to corresponding financial targets, primarily revenue and Adjusted EBITDA; and

•	utilizing appropriate performance goals and long-term incentives for our equity awards.

We use a mix of short-term compensation (base salaries and annual cash incentive compensation) and long-term compensation (primarily stock options and, in certain cases, restricted stock units) to provide a total compensation structure that is designed to reward our executive officers for past performance, provide cash incentives to motivate and reward our executive officers for future performance and align the interests of management and stockholders by providing management with incentives through equity ownership. In addition, we provide our executive officers a variety of benefits that are available generally to all salaried employees. We view these compensation components as related but distinct.

The compensation policy described above is applied to all of our NEOs in the same manner. All of our NEOs total compensation is comprised of the same elements which are base salary, annual cash incentives, long-term incentive awards and benefits. Any differences in the amounts of compensation actually paid to our NEOs upon application of our compensation policy is based upon our board of directors’ judgment and application of the factors described above. In October 2007, our board of directors authorized the entry into and execution of the executive agreements with Messrs. Conlin, Chippari and Bennett, which among other things, includes their annual base salary and annual cash incentive bonus target levels. For additional information regarding these executive agreements, see “— Executive Agreements and Change of Control Arrangements” below. Our board of directors entered into executive agreements with only these NEOs because it determined that the seniority and responsibility levels of these NEOs as the Chief Executive Officer, Executive Vice President and Chief Financial Officer and President and Chief Operating Officer, were significantly higher than our other NEOs.

Executive Compensation Components

Our compensation program consists of the following components:

•	base salary;

•	an annual cash incentive program;

•	long-term incentive awards, primarily in the form of stock options and restricted stock units; and

•	benefits.

Although each element of compensation described below is considered separately, our board of directors and our compensation committee takes into account the aggregate compensation package for each individual in its determination of each individual component of that package. Our compensation philosophy is to put significant weight on those aspects of compensation tied to performance, such as long-term incentives in the form of stock options and restricted stock units and annual cash incentives based on measurable performance objectives, such as corporate and divisional revenue and Adjusted EBITDA.

Base Salary

Our board of directors has fixed executive officer base salaries at a level it believes enables us to hire and retain individuals in a competitive environment and to reward satisfactory individual performance and contribution to our overall business goals. Base salaries for our executive officers have been initially set in an offer letter or employment agreement with the executive officer at the outset of employment and were negotiated with our board of directors taking into account the factors described above.

We hired Mr. Conlin as our Chief Executive Officer in January 2006 and established his base salary at $275,000 per year. We hired Mr. Chippari as our Executive Vice President and Chief Financial Officer in September 2006 and established his base salary at $275,000 per year. In February 2006, we appointed Mr. Bennett as our President and Chief Operating Officer and established his base salary at $275,000 per year. Our board of directors determined these 2006 base salary amounts were appropriate after negotiations with each NEO. In each instance our board of directors placed significant weight on what they believed was a competitive salary for chief executive officers, presidents and chief financial officers in the technology industry. Additionally our board of directors determined that the base salary for Messrs. Conlin, Chippari and Bennett should be higher than our other NEOs because they are the most senior officers and therefore would have the most responsibility.

Messrs. Farrey’s and Lamson’s base salaries reflect the initial base salaries that we negotiated with each of them at the time of their initial employment in October 2006 and September 2005, respectively, and our subsequent adjustments to their base salaries to reflect market increases, our growth and development, their individual performance and experience, changes in the cost of living, and changes in their individual roles and responsibilities.

The base salaries of all executive officers are reviewed annually and may be adjusted based on the factors described above. We may also increase the base salary of an executive officer at other times if a change in the scope of the officer’s responsibilities justifies such a change or in order to maintain salary equity among executive officers. Historically we have not applied specific formulas to set base salary or to determine salary increases, nor have we sought to formally benchmark base salary against similarly situated companies. The following table sets forth base salaries of our NEOs for 2006 and 2007 and the percentage increase for each NEO.

			% Increase
Executive	2006 Salary(1)	2007 Salary(1)	(2006-2007)

Kelly P. Conlin	275,000	275,000	0%
Vincent A. Chippari	275,000	275,000	0%
Jeffrey S. Bennett	275,000	275,000	0%
Brian L. Farrey	225,000	227,100	0.9%
Peter T. Lamson	200,000	265,000	4.0%

(1)	Represents base salary during 2006 and 2007 on an annualized basis. For amounts actually paid during 2006, see “— Summary Compensation Table — 2006 and 2007” below.

In 2007, our board of directors determined that since Messrs. Conlin’s, Chippari’s and Bennett’s negotiated base salaries remained competitive, no increase was necessary to motivate and retain them. In October 2007, we entered into executive agreements with each of Messrs. Conlin, Chippari and Bennett pursuant to which such NEO’s base salary remained at $275,000. For additional information regarding these executive agreements, see “— Executive Agreements and Change of Control Arrangements” below. Mr. Farrey’s salary increased to $227,100 which reflected an annual merit increase over his 2006 base salary. Mr. Lamson’s salary initially increased to $208,000 which reflected an annual merit increase over his 2006 base salary. In September 2007, our board of directors increased Mr. Lamson’s salary to $265,000 as a result of his increasing importance to our future strategic success.

Annual Cash Incentive Program

We maintain an annual cash incentive program in which each of our executive officers participates. We designed our annual cash incentive program to motivate our executives to achieve key corporate financial objectives and to reward substantial achievement of these company financial objectives. Our board of directors based annual cash incentives on both operational revenue and Adjusted EBITDA. Adjusted EBITDA represents EBITDA plus stock-based compensation expense and non-cash charges related to the early extinguishment of debt. For more information regarding our Adjusted EBITDA calculation see Footnote 4 in “Summary Financial Data.” For purposes of calculating Adjusted EBITDA for the determination of 2007 annual cash incentives, Adjusted EBITDA also excluded the impact of certain litigation costs. Our board of directors believes that establishing corporate financial goals as targets for the annual cash incentives appropriately encourages our executive officers’ success as a team. Our board of directors chose operational revenue because it believed that, as a growth-oriented company, we should reward revenue growth. Our board of directors chose Adjusted EBITDA because it believed that Adjusted EBITDA is a measure of our efficiency and our board of directors wants to promote cost effectiveness.

Under our annual cash incentive program, bonuses are paid based on the aggregate percentage attainment against these goals, with 100% attainment resulting in a payment of 100% of the target cash incentive bonus. No bonus is paid if the aggregate attainment falls below certain minimum thresholds, and at such minimum thresholds only 50% of the target cash incentive bonus is paid. If we overachieve against our goals, the plan also provides for bonus payments of up to 150% of target bonuses. The target percentage is adjustable up or down on a pro rata basis based on our corporate performance as measured against the attainment of these goals.

For 2007, operational revenue and Adjusted EBITDA targets, for all of our NEOs other than Mr. Lamson, were based on the company’s overall performance. For Mr. Lamson, operational revenue and Adjusted EBITDA targets were based on our overall performance as well as our marketplace division’s contributions to the company’s performance. Our board of directors felt that it was more appropriate to structure Mr. Lamson’s cash incentives this way because he manages and oversees the domain marketplace division. Each NEOs bonus target amount was set by our board of directors, and the overall weighting for each NEO as set forth below:

					Target
				Marketplace	Bonus At
		Corporate	Marketplace	Divisional	100%
	Corporate	Adjusted	Divisional	Adjusted	Achievement
	Revenue	EBITDA	Revenue	EBITDA	of
Executive	Goal	Goal	Goal	Goal	Goals ($)

Kelly P. Conlin	35%	65%	—	—	$225,000
Vincent A. Chippari	35%	65%	—	—	75,000
Jeffrey S. Bennett	35%	65%	—	—	125,000
Brian L. Farrey	35%	65%	—	—	56,250
Peter T. Lamson	10%	15%	25%	50%	66,250

The target and maximum payout amounts were set at levels our board of directors determined were appropriate in order to motivate performance at or above the levels necessary for us to achieve our business plan. Messrs. Conlin’s and Chippari’s target and maximum payout amounts were determined at the time of their hire in 2006. Mr. Bennett’s target and maximum payout amounts were determined at the time of his appointment as President and Chief Operating Officer in 2006. Our board of directors determined these amounts were appropriate after negotiations with each NEO for the same reasons discussed above in “— Base Salary.” Further details about the annual cash incentive program and the payments made to our executive officers in 2007 are provided below in the “— Summary Compensation Table” and “— Grants of Plan-Based Awards-2007” table and the corresponding footnotes.

For 2007, corporate revenue was     % of our $      million target and the corporate Adjusted EBITDA was     % of our $      million target, and our marketplace divisional revenue was     % of its $      million target and its divisional Adjusted EBITDA was     % of its $      million target. Based on the targeted thresholds discussed previously, for our NEOs other than Mr. Lamson, annual cash incentive bonuses were

awarded based on a     % achievement of the bonus target. Mr. Lamson’s annual cash incentive bonus was awarded based on a     % achievement of his bonus target.

The above-referenced performance targets and results were determined using our unaudited financial results and thus differ from the actual results as reported in our audited consolidated financial statements included elsewhere in this prospectus. You should read these consolidated financial statements, the related notes to these financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The above-referenced performance targets should not be interpreted as a prediction of how we will perform in future periods. As described above, the purpose of these targets was to establish a method for determining the payment of cash based incentive compensation. You are cautioned not to rely on these performance goals as a prediction of our future performance.

Long Term Incentive Awards

The purpose of our equity-based long-term incentives are to attract and retain talented employees, further align employee and stockholder interests, and continue to closely link employee compensation with company performance. Our equity-based long-term incentive program provides an essential component of the total compensation package offered to employees, reflecting the importance that we place on motivating and rewarding superior results with long-term and performance-based incentives. Our board of directors believes that stock options are an effective tool in achieving our objective of tying equity incentives to corporate achievement and, moreover, align our executives’ interests with stockholder value creation. Our board of directors has not applied specific formulas to determine equity award grants, nor has it sought to formally benchmark equity award grants against similarly situated companies.

Our board of directors granted restricted stock units to certain of our executives officers in connection with the amendment of some of the stock options held by these individuals. As discussed in greater detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Accounting for Stock-Based Compensation,” in 2006 our board of directors determined that, in order to preserve the value of previously granted stock options which were granted with the intent of aligning our executives’ incentives with stockholder value creation, it was in our best interest and the best interest of our optionees to increase the exercise price of certain options to avoid potential penalties under Section 409A of the Internal Revenue Code. Our board of directors felt that the potential for such penalties significantly diminished the intended purpose of these equity awards. The number of shares covered by each amended stock option was decreased to ensure that the aggregate exercise price of the affected option remained unchanged. In addition, our board of directors awarded affected optionees who agreed with us to amend their affected options, including Messrs. Conlin, Bennett and Lamson, restricted stock units covering that number of shares of our common stock as equal to the number of shares by which their affected options were reduced. Our board believes that these restricted stock unit grants helped preserve the intended objective of the original option award. Our board of directors has not subsequently granted any restricted stock units. Equity incentive awards are made under our 2005 Equity Incentive Plan, which is discussed in more detail below in “Benefit Plans — 2005 Equity Incentive Plan.”

We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. We expect that our compensation committee will establish an equity grant policy.

The primary form of long-term equity incentives granted by our board has been stock options, however, our board of directors has granted restricted stock units in limited circumstances as described above. Our board of directors has granted stock options and restricted stock units under our equity award plans at exercise prices equal to the fair market value of the underlying common stock on the date of grant. For information on the determination of the per share grant date fair value for prior stock option and restricted stock unit awards, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Accounting for Stock-Based Compensation”. The stock options granted to our executive officers have an exercise price equal to the fair market value of our common stock on the date of grant, and will expire ten years after the date of grant. Stock options and restricted stock units will vest over 4 years, with 25% of the underlying shares vesting on the one-year anniversary of the vesting start date, and the remainder vesting thereafter in 36 equal monthly installments. Such vesting will be determined by the compensation committee as the administrator of our equity award plans. We believe that these time-based vesting provisions reward longevity and commitment of our executive officers and encourage retention.

If we experience a change of control and our executive officer’s employment is terminated, however, then all or a portion of their unvested options or shares underlying the restricted stock units, as applicable, will become fully vested and immediately exercisable. Our board of directors determined that providing such acceleration in those circumstances is necessary in order to enable our executives to remain focused on our business and the execution of a change in control transaction, in the event one occurred, without being distracted by any uncertainty regarding their unvested equity awards. For additional information on the acceleration of vesting for executive officer’s upon a change of control refer to “Executive Agreements and Change of Control Arrangements” and “Potential Payments Upon Termination and Change in Control” below. For more information regarding the terms of our 2005 Equity Incentive Plan, see “Benefit Plans — 2005 Equity Incentive Plan” below.

In 2007, Messrs. Conlin, Chippari, Bennett, Farrey and Lamson were not granted any new long-term incentive awards. As discussed above, in 2006, we agreed with Messrs. Conlin, Bennett and Lamson to amend their existing stock option agreements and in connection with those amendments entered into stock option agreements with each of them under which they were issued stock options to purchase 341,931, 209,848 and 61,599 shares of our common stock, respectively and restricted stock unit award agreements with each of them under which 1,210,255, 780,607 and 166,964 shares of our common stock in respect of restricted stock units, respectively, were issued. In 2006, we also granted Mr. Chippari options to purchase 470,505 shares of our common stock pursuant to his offer letter. Our board of directors determined this award was appropriate after negotiations with Mr. Chippari based on the factors described above.

Benefits

All of our executive officers are also eligible for the following benefits offered to employees generally:

•	life insurance;

•	health and dental insurance;

•	disability insurance; and

•	401(k) plan.

Consistent with our compensation philosophy, we intend to continue to maintain our current benefits for our executive officers. There were no special benefits or perquisites provided to any executive officer in 2007. The compensation committee in its discretion may revise, amend or add to the officer’s executive benefits if it deems it advisable.

Our executive officers are also parties to severance or employment agreements which provide for certain benefits that may be triggered as a result of the termination of the executive officer’s employment under certain circumstances. Our board of directors decided that it was appropriate to enter into such agreements in order to provide each named executive officer with sufficient cash continuity protection such that each officer’s full time and attention will focus on the requirements of the business rather than the potential implication for his or her position. We also wanted to negotiate the terms of any severance package with our named executive officers in advance because we prefer to have certainty regarding the potential severance amounts payable under certain circumstances, rather than negotiating severance at the time that a named executive officer’s employment terminates. Our board of directors determined that providing such severance benefits to our executive officers is aligned with our compensation philosophy. For additional information on severance benefits upon a change of control refer to “—Executive Agreements and Change of Control Arrangements” and “—Potential Payments upon Termination and Change in Control” below.

Tax Considerations

Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that public companies may deduct in any one year with respect to certain of its named executive officers. Certain performance-based compensation approved by stockholders is not subject to this deduction limit. Our compensation committee’s strategy in this regard is to be cost and tax efficient. Therefore, the compensation committee intends to preserve corporate tax deductions, while maintaining the flexibility in the future to approve arrangements that it deems to be in our best interests and the best interests of our stockholders, even if such arrangements do not always qualify for full tax deductibility.

Executive Agreements and Change of Control Arrangements

In October 2007, we entered into executive agreements with each of Messrs. Conlin, Chippari and Bennett.

•	Kelly P. Conlin. Mr. Conlin’s agreement provides that he will serve as our Chief Executive Officer with an annual base salary of $275,000, subject to redetermination by our board of directors, and an annual cash incentive bonus of up to $225,000, subject to redetermination by our board of directors, based on the achievement of performance criteria as determined by our board of directors or compensation committee.

•	Vincent A.Chippari. Mr. Chippari’s agreement provides that he will serve as our Executive Vice President and Chief Financial Officer with an annual base salary of $275,000, subject to redetermination by our board of directors, and an annual cash incentive bonus of up to $75,000, subject to redetermination by our board of directors, based on the achievement of performance criteria as determined by our board of directors or compensation committee.

•	Jeffrey S. Bennett. Mr. Bennett’s agreement provides that he will serve as our President and Chief Operating Officer with an annual base salary of $275,000, subject to redetermination by our board of directors, and an annual cash incentive bonus of up to $125,000, subject to redetermination by our board of directors, based on the achievement of performance criteria as determined by our board of directors or compensation committee. Mr. Bennett’s executive agreement also provides that he shall receive a bonus of $239,928 in 2008.

The executive agreements provide that Messrs. Conlin, Chippari and Bennett are “at will” employees. The term of each of the executive agreements is one year, subject to an automatic renewal of one additional year unless we or the executive provide notice of termination at least 90 days prior to the expiration of then current term. Each of Messrs. Conlin, Chippari and Bennett is eligible to participate in our employee benefit plans on the same terms as our other executive officers. Each executive agreement may be terminated upon the executive’s death or disability, the termination of the executive’s employment by us for “cause,” the termination of the executive’s employment by us without “cause” if approved by our board of directors or our chief executive officer, as applicable, and the termination of the executive’s employment by him for “good reason.” If we terminate the executive’s employment without “cause” or he terminates his employment for “good reason,” then, subject to such executive delivering a release to us, he is entitled to receive severance payments in an amount equal to his earned but unpaid base salary, unpaid expense reimbursement, accrued but unused vacation, and 50% of his annual base salary. Each of Messrs. Conlin, Chippari and Bennett will also receive certain benefits, including health, dental and vision insurance, for twelve months following the date of termination in such instances. Additionally, each of these NEOs is entitled to certain payments upon a change in control. For more information on these payments, see “— Potential Payments Upon Termination and Change in Control” below. For purposes of the executive agreements, “cause” means:

•	failure to perform a substantial portion of the executive’s duties and responsibilities, which failure continues after written notice given to the executive and the executive’s failure to cure such failure to perform within thirty days receipt of such notice;

•	gross negligence, dishonesty, breach of fiduciary duty or material breach of the terms of the executive agreement or such executive’s non-competition, non-solicitation, proprietary information and inventions agreement;

•	the commission by the executive of an act of fraud, embezzlement or willful disregard of our rules or policies, the commission by the executive of any other action which injures the Company, or his misappropriation of any money or other assets or property (whether tangible or intangible);

•	the conviction or indictment of the executive for a felony or any misdemeanor involving moral turpitude, deceit, or dishonesty;

•	the commission of an act which constitutes unfair competition with us or which induces any of our customers or suppliers to breach a contract with us; or

•	willful failure to cooperate with a bona fide internal investigation or any investigation by regulatory or law enforcement authorities, after being instructed by us to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the willful inducement of others to fail to cooperate or to produce documents or other materials.

For purposes of the executive agreements, the term “good reason” shall mean a termination of employment by the executive for one or more of the following reasons:

•	a material breach of the executive agreement by us;

•	a material and permanent diminution in such executive’s duties and responsibilities as set forth in the executive agreement without his consent;

•	a material reduction in such executive’s base salary without his consent; or

•	a material change in such executive’s permanent place of employment.

We do not have employment agreements with Mr. Farrey or Mr. Lamson. The initial compensation of Messrs. Farrey and Lamson was set forth in an offer letter that we executed with each of them at the time their employment with us commenced. Each offer letter provides that such NEO’s employment with us is on an “at-will” basis. In addition, we executed a severance agreement with Mr. Farrey which provides that if we terminate his employment other than for “cause” or he terminates his employment for “good reason,” he, subject to his delivery of a release to us, is entitled to a severance payment equal to six months of annual base salary and continued payment of health, dental and vision insurance coverage for six months. Our severance agreement with Mr. Lamson provides that if we terminate his employment other than for “cause,” the executive, subject to his delivery of a release to us, is entitled to a severance payment equal to three months of annual base salary. For purposes of these severance arrangements, “cause” and “good reason” have substantially the same meaning as is set forth in the executive agreements above.

As a condition to each NEO’s employment, each NEO entered into a non-competition, non-solicitation agreement, proprietary information and inventions agreement. Under these agreements, each NEO has agreed not to compete with us or to solicit our employees during their employment and for a period of twelve months after the termination of their employment and to protect our confidential and proprietary information and to assign intellectual property developed during the course of their employment to us.

Equity Benefit Plans

Our 2008 Stock Option and Incentive Plan, or 2008 Stock Option Plan, was adopted by our board of directors and approved by our stockholders in          . The 2008 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, performance shares, unrestricted stock awards, dividend equivalent rights and cash-based awards. We reserved           shares of our common stock for the issuance of awards under the 2008 Option Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2008 Option Plan also will be available for future awards. As of          2008, no awards had been granted under the 2008 Option Plan.

The 2008 Option Plan may be administered by either a committee of at least two non-employee directors or by our full board of directors, in either case referred to herein as the administrator. The administrator has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2008 Option Plan.

All full-time and part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2008 Option Plan, subject to the discretion of the administrator. There are certain limits on the number of awards that may be granted under the 2008 Option Plan. For example, no more than           shares of common stock may be granted in the form of stock options or stock appreciation rights to any one individual during any one-calendar-year period.

The exercise price of stock options awarded under the 2008 Option Plan may not be less than the fair market value of our common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2008 Option Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

To qualify as incentive options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

Stock appreciation rights may be granted under our 2008 Option Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable.

Restricted stock awards may be granted under our 2008 Option Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Deferred and unrestricted stock awards may be granted under our 2008 Option Plan. Deferred stock awards are units entitling the recipient to receive shares of stock paid out on a deferred basis, and are subject to such restrictions and conditions as the administrator shall determine. Our 2008 Option Plan also gives the administrator discretion to grant stock awards free of any restrictions.

Performance share awards entitle the recipient to receive shares of stock upon attainment of pre-established performance goals. The administrator determines the terms of such awards, including the establishment of the performance goals.

Dividend equivalent rights may be granted under our 2008 Option Plan. Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and are subject to other conditions as the administrator shall determine.

Cash-based awards may be granted under our 2008 Option Plan. Each cash-based award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the administrator. Payment, if any, with respect to a cash-based award may be made in cash or in shares of stock, as the administrator determines.

Unless the administrator provides otherwise, our 2008 Option Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

In the event of a merger, sale or dissolution, or a similar “sale event,” unless assumed or substituted, all stock options and stock appreciation rights granted under the 2008 Option Plan will automatically become fully exercisable, all other awards granted under the 2008 Option Plan will become fully vested and non-

forfeitable and awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the administrator’s discretion. In addition, upon the effective time of any such sale event, the 2008 Option Plan and all awards will terminate unless the parties to the transaction, in their discretion, provide for appropriate substitutions or assumptions of outstanding awards. Any award so assumed or continued or substituted shall be deemed vested and exercisable in full upon the date on which the grantee’s employment or service relationship with us terminates if such termination occurs (i) within 18 months after such sale event and (ii) such termination is by us or a successor entity without cause or by the grantee for good reason.

No awards may be granted under the 2008 Option Plan after           2018. In addition, our board of directors may amend or discontinue the 2008 Option Plan at any time and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent. Other than in the event of a necessary adjustment in connection with a change in our stock or a merger or similar transaction, the administrator may not “reprice” or otherwise reduce the exercise price of outstanding stock options or stock appreciation rights. Further, amendments to the 2008 Option Plan will be subject to approval by our stockholders if the amendment (i) increases the number of shares available for issuance under the 2008 Option Plan, (ii) expands the types of awards available under, the eligibility to participate in, or the duration of, the plan, (iii) materially changes the method of determining fair market value for purposes of the 2008 Option Plan, (iv) is required by the Nasdaq Global Market rules, or (v) is required by the Internal Revenue Code of 1986, as amended, or the Code, to ensure that incentive options are tax-qualified.

2005 Equity Incentive Plan

Our 2005 Amended and Restated Stock Option and Grant Plan, or our 2005 Equity Incentive Plan, was adopted by our board of directors and approved by our stockholders in February 2007. Currently, there are a maximum of 6,400,000 shares of our common stock reserved for issuance under the 2005 Equity Incentive Plan. As of September 30, 2007, there were outstanding options to purchase 3,224,668 shares of our common stock and restricted stock units in respect of 2,616,462 shares of our common stock. After completion of this offering, no additional awards will be made under out 2005 Equity Incentive Plan.

Our 2005 Equity Incentive Plan is administered by our compensation committee. The board of directors has full power and authority to select the individuals to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award, to provide substitute awards and to determine the specific terms and conditions of each award, subject to the provisions of the 2005 Equity Incentive Plan.

Our 2005 Equity Incentive Plan permits us to make grants of incentive stock options, non-qualified stock options, restricted stock awards, restricted stock units and unrestricted stock awards to officers, employees, directors, consultants and other key persons. Stock options granted under the 2005 Equity Incentive Plan have a maximum term of ten years from the date of grant and incentive stock options have an exercise price of no less than the fair market value of our common stock on the date of grant.

Upon a sale event in which all awards are not assumed, continued or substituted by the successor entity, all stock options and the 2005 Equity Incentive Plan will terminate upon the effective time of such sale event following an exercise period. Restricted stock and restricted stock units shall be treated as provided in the relevant award agreement. Under the 2005 Equity Incentive Plan, a sale event is defined as the consummation of (i) a dissolution or liquidation, (ii) a sale of all or substantially all of the assets on a consolidated basis to an unrelated person or entity, (iii) a merger, reorganization or consolidation in which the outstanding shares are converted into or exchanged for securities of the successor entity and the holders of the outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the successor entity immediately upon completion of such transaction, (iv) the sale of all or a majority of the outstanding capital stock to an unrelated person or entity or (v) any other transaction in which the owners of the outstanding voting power prior to such transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of the transaction.

Summary Compensation Table — 2006 and 2007(1)

The following table summarizes the compensation earned during 2006 and 2007 by our principal executive officer, our principal financial officer and our other three most highly compensated executive officers who were serving as executive officers as of December 31, 2007. We refer to these individuals as our named executive officers.

						Option	Non-Equity
					Stock Awards	Awards ($)	Incentive Plan
Name And Principal Position	Year	Salary ($)		Bonus	($)(2)	(3)	Compensation ($)(4)		Total ($)

Kelly P. Conlin Chief Executive Officer	2007	$275,000		—	—	—			$275,000
	2006	$259,135	(5)	—	$3,366,475	$951,124	$206,605	(5)	4,783,339
Vincent A. Chippari Executive Vice President And Chief Financial Officer	2007	$275,000		—	—	—			275,000
	2006	88,846	(6)	—	—	1,783,360	23,560	(6)	1,895,766
Jeffrey S. Bennett (7) President And Chief Operating Officer	2007	$275,000		—	—	—			275,000
	2006	275,000		—	2,100,852	567,054	122,500		3,065,406	(8)
Brian L. Farrey Chief Technology Officer	2007	$227,100		—	—	—			227,100

Peter T. Lamson Senior Vice President And General Manager, Domain Marketplace	2007	$227,000		—	—	—			227,000
	2006	200,000		15,500	473,867	174,824	33,500		897,691

(1)	Columns disclosing compensation under the headings “Change In Pension Value And Nonqualified Deferred Compensation Earnings” and “All Other Compensation” are not included because no compensation in any of these categories was paid to our named executive officers in 2007. The compensation in this table also does not include certain perquisites and other personal benefits received by the named executive officers that did not exceed $10,000 in the aggregate during 2007.

(2)	These amounts represent stock-based compensation expense for restricted stock unit awards recognized in 2006 for financial statement reporting purposes. Stock-based compensation expense for these awards was calculated in accordance with SFAS No. 123(R) and is being amortized over the vesting period of the related awards. As of December 31, 2006, this unamortized amount was $479,512 for Mr. Conlin, $135,373 for Mr. Bennett and $66,152 for Mr. Lamson. These amounts exclude the estimate of forfeitures applied by us under SFAS No. 123(R) when recognizing stock-based compensation expense for financial statement reporting purposes. For additional information regarding the assumptions used in these calculations refer to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and the Use of Estimates — Accounting for Stock-Based Compensation” and Note 12 in the financial statements.

(3)	These amounts represent stock-based compensation expense for stock option grants recognized in 2006 for financial statement reporting purposes. Stock-based compensation expense for these awards was calculated in accordance with SFAS No. 123(R) and is being amortized over the vesting period of the related awards. As of December 31, 2006, this unamortized amount was $3,215,743 for Mr. Conlin, $1,361,722 for Mr. Chippari, $1,103,830 for Mr. Bennett, $99,853 for Mr. Lucy and $345,851 for Mr. Lamson. The amounts reflected in this table exclude the estimate of forfeitures applied by us under SFAS No. 123(R) when recognizing stock-based compensation expense for financial statement reporting purposes in fiscal 2006. For additional information regarding the assumptions used in these calculations refer to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and the Use of Estimates — Accounting for Stock-Based Compensation” and Note 12 in the financial statements. All option awards granted prior to 2006 were expensed in accordance with APB Opinion No. 25. Accordingly, there was no stock-based compensation expense associated with the awards prior to 2006.

(4)	2007 annual cash incentive awards for our NEOs are not calculable at this time. The compensation committee is expected to determine such awards for our NEOs on or about February 29, 2008, and we will file a Current Report on Form 8-K with this information when those amounts are determined.

(5)	Mr. Conlin became our principal executive officer on January 23, 2006. This amount represents amounts earned from commencement of employment on January 23, 2006 through December 31, 2006.

(6)	Mr. Chippari became our principal financial officer on September 5, 2006. This amount represents amounts earned from commencement of employment on September 5, 2006 through December 31, 2006.

(7)	Mr. Bennett served as our principal executive officer from January 1, 2006 until January 22, 2006.

(8)	Excludes a $239,928 bonus we agreed to pay Mr. Bennett in 2008 or upon a change in control, if earlier.

Grants of Plan-Based Awards — 2007 (1)(2)

The following table sets forth certain information regarding the terms of non-equity incentive plan awards made by us to the named executive officers during 2007.

		Estimated Possible Payouts Under
		Non-Equity Incentive Plan
		Awards (3)
		Threshold	Target	Maximum
Name	Grant Date	($)	($)	($)

Kelly P. Conlin	—	—	225,000	337,500
Vincent A. Chippari	—	—	75,000	112,500
Jeffrey S. Bennett	—	—	125,000	187,500
Brian L. Farrey	—	—	56,250	84,375
Peter T. Lamson	—	—	66,250	99,375

(1)	Column disclosing grants of plan-based awards under the heading “Estimated Possible Payouts Under Equity Incentive Plan Awards”, “All Other Stock Awards: Number of Shares of Stock or Units”, “All Option Awards: Number of Securities Underlying Options”, “Exercise or Base Price of Option Awards” and “Grant Date Fair Value of Stock and Option Awards” are not included in this table because no plan-based grants in this category was paid to our named executive officers in 2007.

(2)	All stock, restricted stock unit and option awards were made under our 2005 Equity Incentive Plan and are subject to related award agreements.

(3)	Represents target and maximum bonuses potentially available to our named executive officers under our annual cash incentive plan. See the section entitled “Executive Compensation — Compensation Discussion and Analysis — Annual Cash Incentive Plan” for a description of the program and the “Summary Compensation Table” above for actual bonuses earned by our named executive officers in 2007.

Outstanding Equity Awards At Fiscal Year End — 2007 (1)

The following table sets forth certain information regarding equity awards to our named executive officers at the end of 2007.

	Option awards						Stock Awards
	Number of		Number of				Number of
	Securities		Securities				Shares or		Market Value of
	Underlying		Underlying				Units of		Shares or Units
	Unexercised		Unexercised		Option	Option	Stock That		of Stock That
	Options(#)		Options(#)		Exercise	Expiration	Have Not		Have Not Vested
Name	Exercisable		Unexercisable		Price ($)	Date	Vested(#)		($)(2)

Kelly P. Conlin	163,842		178,089	(3)	$3.45	1/30/16	630,341	(4)
Vincent A. Chippari	147,033		323,472	(5)	$4.89	11/10/16	—
Jeffrey S. Bennett	89,852	(6)	—		$3.54	7/27/16	—
	65,805		54,192	(7)	$3.54	7/27/16	198,228	(8)
Brian L. Farrey	68,557		166,497	(9)	$4.89	10/10/16	—
Peter T. Lamson	33,366		28,233	(10)	$2.82	10/19/15	76,525	(11)

(1)	Columns disclosing outstanding equity awards at fiscal year end under the headings “Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options,” “Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested” and “Equity Incentive Plan Awards: Market or Payout of Unearned Shares, Units or Other Rights That Have Not Vested” are not included in this table because no equity awards were outstanding in these categories for the fiscal year ending 2007.

(2)	There was no public market for our common stock in 2007. We have estimated the market value of the restricted stock unit awards that have not vested based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus.

(3)	25% of the shares in this grant vested on January 23, 2007 and the remainder vest monthly at the rate of 2.083333% per month on the last day of each month for 36 months.

(4)	25% of the units in this award vested on January 23, 2007 and the remainder vest monthly at the rate of 2.083333% per month on the last day of each month for 36 months.

(5)	25% of the shares in this grant vested on September 5, 2007 and the remainder vest monthly at the rate of 2.083333% per month on the last day of each month for 36 months.

(6)	100% of the shares in this grant vested on July 27, 2006.

(7)	3.225806% of the shares in this grant vested on August 22, 2006 and the remainder vest monthly at the rate of 3.225806% per month on the last day of each month for 30 months.

(8)	3.225806% of the units in this award vested on August 22, 2006 and the remainder vest monthly at the rate of 3.225806% per month on the last day of each month for 30 months.

(9)	25% of the shares in this grant vested on October 10, 2007 and the remainder vest monthly at the rate of 2.083333% per month on the last day of each month for 36 months.

(10)	25% of the shares in this grant vested on October 17, 2006 and the remainder vest monthly at the rate of 2.083333% per month on the last day of each month for 36 months.

(11)	25% of the units in this award vested on October 17, 2006 and the remainder vest monthly at the rate of 2.083333% per month on the last day of each month for 36 months.

Option Exercises and Stock Vested — 2007 (1)

The following table summarizes the outstanding equity award holdings held by our NEOs as of December 31, 2007.

Stock Awards
	Number of Shares	Value Realized on
Name	Acquired on Vesting (#)	Vesting ($)(2)

Kelly P. Conlin	—	—
Vincent A. Chippari	—	—
Jeffrey S. Bennett	169,910		$(3)
Brian L. Farrey	—	—
Peter T. Lamson	41,741		$(3)

(1)	Columns disclosing option awards under the headings “Number of Shares Acquired on Exercise” and “Value Realized On Exercise” are not included in this table because no shares were issued upon exercise of stock options to our named executive officers in 2007.

(2)	There was no public market for our common stock in 2007. We have estimated the market value of the vested restricted stock unit awards based on an assumed initial public offering price of $ per share; the midpoint of the price range set forth on the cover of this prospectus.

(3)	In accordance with their respective terms, these vested restricted stock units will be paid upon the earliest of November 15, 2008, a change of control or termination of the recipient’s employment with us, and therefore no amount has been realized by the named executive officers with respect to these awards.

Pension Benefits

None of our NEOs participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by the company at December 31, 2007 and, as a result, there is not a pension benefits table included in this prospectus.

Nonqualified Deferred Compensation

None of our NEOs participate in or have account balances in non-qualified defined contribution plans maintained by the company at December 31, 2007 and, as a result, there is not a nonqualified deferred compensation table included in this prospectus.

Potential Payments Upon Termination and Change in Control

The following summaries set forth potential payments payable to our NEOs in connection with both a “change in control” (as defined below) and upon termination of his employment following a “change in control”.

Messrs. Conlin, Chippari and Bennett.  If we terminate Messr. Conlin’s, Chippari’s or Bennett’s employment without “cause” (as defined above) or any of these executive officers terminates his employment for “good reason” (as defined above) within twelve months following a “change in control,’’ then such executive is entitled to receive payments equal to 50% of his respective annual base salary. Each executive will also receive certain benefits, including health, dental and vision insurance, for twelve months following the date of such “change in control.” In addition, upon a “change in control,” all stock options and other equity-based awards granted to each such executive will immediately accelerate and become fully exercisable as of the effective date of the “change in control.” If a change in control occurs during the term of the executive agreement, the term shall continue for not less than twelve months beyond the month in which the change in control occurred. For additional information on the terms and provisions of the executive agreements, see “— Executive Agreements and Change in Control Arrangements” above.

Under the executive agreements with Messrs. Conlin, Chippari and Bennett, a change in control would include any of the following events:

•	any “person,” as defined in the Securities Exchange of 1934, as amended, acquires 50% or more of our voting securities;

•	majority of our current directors are replaced;

•	the consummation of a consolidation, merger or consolidation or sale or other disposition of all or substantially all of our assets in which our stockholders would beneficially own less than 50% of our voting securities after such transaction; or

•	our stockholders approve a plan or proposal for our liquidation or dissolution.

In the event that, prior to October 31, 2009, any payments to these executive officers made in connection with a change in control would be subjected to the excise tax impose by Section 4999 of the Internal Revenue Code, each executive is entitled to a “gross-up payment” that, on an after-tax basis, is equal to the taxes imposed on the severance payments under the executive agreements in the event any payment or benefit to the executive is considered an “excess parachute payment” and subject to an excise tax under the Internal Revenue Code.

Messrs. Farrey and Lamson.  In the event of a change in control, 50% stock options granted to Mr. Farrey will immediately accelerate and become fully exercisable as of the effective date of the change in control. In addition, in the event of the termination of Mr. Farrey’s employment without “cause” (as defined above) or for “good reason” (as defined above) within 12 months following a change of control, all remaining stock options and other equity-based awards will immediately accelerate and become fully exercisable as of the date of his termination. In the event of the termination of Mr. Lamson’s employment without “cause” (as defined above) or for “good reason” (as defined above), within 12 months following a change in control, 50% of Mr. Lamson’s stock options and other equity-based awards will immediately accelerate and become fully exercisable as of the effective date of his termination.

The table below summarizes the potential payments to each of our NEOs, both upon a “change in control”, and if he were to be terminated without “cause” or terminate his employment for “good reason” following a “change in control” on December 31, 2007, the last business day of our most recently completed fiscal year.

			Value of Additional
			Vested Option and
	Severance	Value of Benefits	Restricted Stock	Estimated Tax Gross Up	Total Amount
Name	Amount ($)	($)(1)	Awards(2) ($)	($)	$

Kelly P. Conlin
Change in Control	—	—		—	—
Termination following a change in control	137,500	12,838
Vincent A. Chippari
Change in Control	—	—		—	—
Termination following a change in control	137,500	12,838
Jeffery S. Bennett
Change in Control	239,928	—		—	239,928
Termination following a change in control	137,500	12,838
Brian L. Farrey
Change in Control	—	—		—
Termination following a change in control	—	—		—	—
Peter T. Lamson
Change in Control	—	—		—	—
Termination following a change in control	—	—		—

(1)	Calculated based on the estimated cost to us of providing these benefits.

(2)	Valuation of these options and restricted stock is based on a price per share of our common stock of $ , which is the midpoint of the price range set forth on the cover of this prospectus.

NameMedia, Inc. 401(k) Profit Sharing Plan

We maintain a tax-qualified retirement plan that provides all regular employees with an opportunity to save for retirement on a tax-advantaged basis. Under the 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are 100% vested at all times. The company does not currently match employee contributions. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Director Compensation

In 2006, in connection with our efforts to attract and retain additional highly qualified individuals to our board of directors, we began compensating our non-employee directors with equity-based compensation. In 2006, we granted Ms. Cirino an option to purchase 33,567 shares of our common stock with an exercise price of $3.45 per share, and awarded Ms. Cirino restricted stock units covering 118,808 shares of our common stock, as compensation for services on our board of directors. In 2006, we granted Mr. Lewis an option to purchase 33,567 shares of our common stock with an exercise price of $3.45 per share, and awarded Mr. Lewis restricted stock units covering 118,808 shares of our common stock, as compensation for services on our board of directors. In February 2007, we granted Mr. Tibbetts an option to purchase 80,500 shares of our common stock with an exercise price of $6.15 per share, as compensation for services on our board of directors. The options and restricted stock units granted to our directors as compensation for services on our board of directors vest over a four-year period. Mr. Tibbetts will also receive an annual retainer of $35,000 in his capacity as chair of our audit committee. We have not otherwise paid separate compensation for services rendered as a director.

Prior to this offering, we expect that our compensation committee will establish a non-employee director compensation policy that may include the following components: an annual retainer for board service, cash compensation for each meeting attended, an annual retainer for chairing or serving on our audit committee, compensation committee and nominating and corporate governance committee and annual stock option or restricted stock unit grants.

All of our directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors. The following table sets forth a summary of the compensation we paid to our non-employee directors in 2006.

Director Compensation Table — 2007(1)

Fees Earned
	or Paid in	Option
	Cash	Awards	Total
Name	($)	($)(2)	($)(3)

Maria A. Cirino	—	—
Robert J. Davis	—	—	—
Russell S. Lewis	—	—
Martin J. Mannion	—	—	—
Richard de Silva	—	—	—
Joseph S. Tibbetts Jr.	$35,000	$77,184	$112,184

(1)	Columns disclosing compensation under the headings “Stock Awards,” “Non-Equity Incentive Plan Compensation,” “Change in Pension Value and Nonqualified Deferred Compensation Earnings” and “All Other Compensation” are not included in this table because no compensation in any of these categories was paid to our directors in 2007.

(2)	These amounts represent stock-based compensation expense for stock option grants recognized in 2007 for financial statement reporting purposes. Stock-based compensation expense for these awards was calculated in accordance with SFAS No. 123(R) and is being amortized over the vesting period of the related awards. As of December 31, 2006, this unamortized amount was $270,666 for Mr. Tibbetts. The amounts reflected in this table exclude the estimate of forfeitures applied by us under SFAS No. 123(R) when recognizing stock-based compensation expense for financial statement reporting purposes in fiscal 2006. For additional information regarding the assumptions used in these calculations refer to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and the Use of Estimates — Stock-Based Compensation” and note 12 in the financial statements. As of December 31, 2007, Mr. Tibbetts did not have any vested stock options to purchase shares of our common stock.

(3)	Excludes reimbursements for out-of-pocket expenses incurred in attending meetings of the board of directors.

Limitation on Liability and Indemnity

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our by-laws provide that:

•	we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law; and

•	we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

Contemporaneous with the completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. These agreements provide that we will indemnify each of our directors to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

We also maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation agreements and other arrangements which are described as required in “Executive Compensation” and the transactions described below, since January 1, 2005, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

Private Placements of Securities

In February 2005, we issued approximately $7,500,000 of shares of our Series Z convertible redeemable preferred stock. In February 2005 and January 2006, we raised an aggregate amount of $43,300,000 through the issuance of shares of our Series A convertible redeemable preferred stock. Each share of Series A convertible redeemable preferred stock and Series Z convertible redeemable preferred stock will convert into five shares of common stock upon the closing of this offering.

The following table summarizes, on a common stock equivalents basis, the participation in excess of $120,000 by our directors, executive officers and five percent stockholders in these private placements. Some of our directors are associated with the stockholders participating in these private placements.

	Total Common Stock	Aggregate	Date of	Investment
Purchaser(1)	Equivalents	Consideration Paid	Issuance	Participation

Highland Capital Partners(2)	12,930,000	$25,860,000	February 2005	Series A
Summit Partners(3)	8,620,000	$17,240,000	February 2005	Series A
Raredomains.com, LLC	3,750,000	$7,500,000	February 2005	Series Z

(1)	See “Principal and Selling Stockholders” for more detail on shares held by these purchasers.

(2)	Highland Capital Partners includes Highland Capital Partners VI Limited Partnership, Highland Capital Partners VI-B Limited Partnership and Highland Entrepreneurs’ Fund VI Limited Partnership.

(3)	Summit Partners includes Summit Investors VI L.P., Summit Ventures VI-A L.P., Summit Ventures VI-B L.P., Summit VI Advisors Fund L.P. and Summit VI Entrepreneurs Fund L.P.

In connection with our private placements of these preferred securities, we entered into agreements with all of the participating investors providing for registration rights with respect to the shares sold in these transactions. For more information regarding this agreement, see “Description of Capital Stock — Registration Rights.”

Commercial Transactions

We have engaged and continue to engage a third party to provide us marketing services. We paid this third-party approximately $708,000 in 2005, approximately $7.4 million in 2006, and approximately $4.0 million for the nine months ended September 30, 2007, for these services. During these periods, one of our five percent stockholders, Highland Capital Partners, owned an equity interest in this third party, and one of our directors, Robert J. Davis, was a member of the board of directors of this third party. Two of our directors, Robert J. Davis and D. Richard de Silva, are affiliated with Highland Capital Partners.

We sold domain names to a member of one of our five percent stockholders, Raredomains.com, LLC, for an aggregate of approximately $700,000 in 2005 and for aggregate of approximately $1.1 million for the nine months ended September 30, 2007.

Transactions with our Executive Officers and Directors

We have agreements or arrangements with each of our executive officers, which provide for certain salary, bonus, stock option and severance compensation. In October 2007, we entered into executive agreements with

Kelly P. Conlin, Vincent A. Chippari and Jeffrey S. Bennett superseding our existing agreements or arrangements with each of them and providing for severance payments, continuation of certain benefits and acceleration of vesting of unvested stock options in certain instances. For more information regarding these agreements, see “Executive Compensation — Executive Agreements and Change of Control Arrangements” and “Executive Compensation — Potential Payments Upon Termination and Change of Control.”

Contemporaneous with the completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors, providing for indemnification against expenses and liabilities reasonably incurred in connection with their service for us on our behalf. For more information regarding these agreements, see “Executive Compensation — Limitation of Liability and Indemnification.”

Stock-Based Awards

For information regarding stock options and stock awards granted to our named directors and executive officers, see “Executive Compensation — Executive Compensation Components” and “Executive Compensation — Director Compensation.”

Policies for Approval of Related Person Transactions

Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, or each, a related party. Prior to this offering, prior to our board of directors’ consideration of a transaction with a related party, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our board of directors, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction.

Prior to the completion of this offering we will adopt a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

Any related person transaction proposed to be entered into by us must be reported to our general counsel and will be reviewed and approved by the audit committee in accordance with the terms of the policy, prior to effectiveness or consummation of the transaction, whenever practicable. If our general counsel determines that advance approval of a related person transaction is not practicable under the circumstances, the audit committee will review and, in its discretion, may ratify the related person transaction at the next meeting of the audit committee. Alternatively, our general counsel may present a related person transaction arising in the time period between meetings of the audit committee to the chair of the audit committee, who will review and may approve the related person transaction, subject to ratification by the audit committee at the next meeting of the audit committee.

In addition, any related person transaction previously approved by the audit committee or otherwise already existing that is ongoing in nature will be reviewed by the audit committee annually to ensure that such related person transaction has been conducted in accordance with the previous approval granted by the audit committee, if any, and that all required disclosures regarding the related person transaction are made.

A related person transaction reviewed under this policy will be considered approved or ratified if it is authorized by the audit committee in accordance with the standards set forth in this policy after full disclosure of the related person’s interests in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of business;

•	whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee will review all relevant information available to it about the related person transaction. The audit committee may approve or ratify the related person transaction only if the audit committee determines that, under all of the circumstances, the transaction is in or is not inconsistent with our best interests. The audit committee may, in its sole discretion, impose conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2007, as adjusted to give effect to reflect the sale of share of common stock offered by us and the selling stockholders in this offering, for:

•	each person, or group of affiliated persons, known to us to beneficially own 5% or more of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our executive officers and directors as a group; and

•	each of the selling stockholders.

To our knowledge, at the time of acquiring the securities to be resold, no selling stockholders had any agreements or understandings, directly or indirectly, with any person to distribute the securities. Except as set forth in the footnotes below, no selling stockholder has had a material relationship with us in the past three years or is a broker-dealer or an affiliate of a broker-dealer.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except where indicated below, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of September 30, 2007, are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the address of each individual listed below is c/o NameMedia, Inc., 230 Third Avenue, Waltham, MA 02451.

Percentage ownership of our common stock in the table before the offering is based on 25,605,071 shares of common stock issued and outstanding as of September 30, 2007, which includes the conversion of all of our outstanding Series A and Z convertible redeemable preferred stock into an aggregate of 25,400,000 shares of our common stock in connection with the completion of this offering. Percentage ownership of our common stock in the table after the offering assumes the sale of           shares of common stock in this offering by us and the selling stockholders, but no exercise of the underwriters’ over-allotment option. Any shares offered for sale by the selling stockholders will be shares of common stock issuable upon conversion of our Series A and Z convertible redeemable preferred stock. For additional information regarding the issuance of our Series A and Series Z convertible redeemable preferred stock, see “Certain Relationships and Related Party Transactions — Private Placements of Securities.”

The underwriters have an option to purchase up to an additional           shares of common stock from us and the selling stockholders exercisable to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of this prospectus.

	Shares Beneficially Owned		Shares	Shares Beneficially Owned
	Prior to the Offering		Offered	After the Offering
Beneficial Owner	Number	Percent	(12)	Number	Percent

5% Stockholders:
Highland Capital Partners(1)	12,930,000	50.5%
Summit Partners(2)	8,620,000	33.7%
Raredomains.com, LLC(3)	3,750,000	14.7%
Directors and Executive Officers:
Maria A. Cirino(4)	123,013	*
Robert J. Davis(1)	12,930,000	50.5%
D. Richard De Silva	—	—
Russell S. Lewis(5)	123,013	*
Martin J. Mannion(2)	8,620,000	33.7%
Joseph S. Tibbetts Jr.	0	*
Kelly P. Conlin(6)	711,419	2.7%
Vincent A. Chippari(7)	137,231	*
Jeffrey S. Bennett(8)	720,005	2.7%
Peter T. Lamson(9)	119,043	*
Brian D. Lucy(10)	209,516	*
All executive officers and directors as a group (14 persons)(11)	23,693,240	92.5%

*	Represents beneficial ownership of less than one percent of the outstanding shares of common stock.

(1)	Consists of 8,094,180 shares held by Highland Capital Partners VI Limited Partnership (“Highland Capital VI”), 4,434,990 shares held by Highland Capital Partners VI-B Limited Partnership (“Highland Capital VI-B”), 400,830 shares held by Highland Entrepreneurs’ Fund VI Limited Partnership (“Highland Entrepreneurs’ Fund” and together with Highland Capital VI and Highland Capital VI-B, the “Highland Investing Entities”). Highland Management Partners VI Limited Partnership (“HMP”) is the general partner of Highland Capital VI and Highland Capital VI-B. HEF VI Limited Partnership (“HEF”) is the general partner of Highland Entrepreneurs’ Fund. Highland Management Partners VI, Inc. (“Highland Management”) is the general partner of both HMP and HEF. Robert J. Davis, a member of our board of directors, Robert F. Higgins, Paul A. Maeder, Daniel J. Nova, Sean M. Dalton, Corey M. Mulloy, and Fergal J. Mullen are the managing directors of Highland Management (together, the “Managing Directors”). Highland Management, as the general partner of the general partners of the Highland Investing Entities, may be deemed to have beneficial ownership of the shares held by the Highland Investing Entities. The Managing Directors have shared voting and investment control over all the shares held by the Highland Investing Entities and therefore may be deemed to share beneficial ownership of the shares held by Highland Investing Entities by virtue of their status as controlling persons of Highland Management. Each of the Managing Directors disclaims beneficial ownership of the shares held by the Highland Investing Entities, except to the extent of such Managing Director’s pecuniary interest therein. The address for the entities affiliated with Highland Capital Partners is 92 Hayden Avenue, Lexington, MA 02421.

(2)	Consists of 5,798,150 shares held by Summit Ventures VI-A, L.P., 2,418,060 shares held by Summit Ventures VI-B, L.P., 185,140 shares held by Summit VI Entrepreneurs Fund, L.P., 120,585 shares held by

Summit VI Advisors Fund, L.P. and 98,065 shares held by Summit Investors VI, L.P. Summit Partners, L.P. is the managing member of Summit Partners VI (GP), LLC, which is the general partner of Summit Partners VI (GP), L.P., which is the general partner of each of Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Entrepreneurs Fund, L.P., Summit VI Advisors Fund, L.P., and Summit Investors VI, L.P. Summit Partners, L.P., through a three-person investment committee currently composed of Walter G. Kortschak, Martin J. Mannion and Gregory M. Avis, has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. Decisions of the investment committee are made by a majority vote of its members and, as a result, no single member of the investment committee has voting or dispositive authority over the shares. Gregory M. Avis, John R. Carroll, Peter Y. Chung, Scott C. Collins, Bruce R. Evans, Charles J. Fitzgerald, Walter G. Kortschak, Martin J. Mannion, Kevin P. Mohan, Thomas S. Roberts, E. Roe Stamps, Joseph F. Trustey, Stephen G. Woodsum, Harrison B. Miller, Craig D, Frances and Christopher J. Dean are the members of Summit Master Company, LLC, which is the general partner of Summit Partners, L.P., and each disclaims beneficial ownership of the shares held by Summit Partners. The address for each of these entities is 222 Berkeley Street, 18th Floor, Boston, MA 02116. Entities affiliated with Summit Partners hold private equity investments in one or more broker-dealers, and as a result Summit Partners is an affiliate of a broker-dealer. However, Summit Partners acquired the securities to be sold in this offering in the ordinary course of business for investment for its own account and not as a nominee or agent and, at the time of that purchase, had no contract, undertaking, agreement, understanding or arrangement, directly or indirectly, with any person to sell, transfer, distribute or grant participations to such person or to any third person with respect to those securities.

(3)	The address for Raredomains.com, LLC is 8800 Saunders Lane, Bethesda, Maryland, 20817.

(4)	Includes 73,013 shares subject to options that are exercisable, and to restricted stock unit awards that vest, within 60 days of September 30, 2007.

(5)	Includes 73,013 shares subject to options that are exercisable, and to restricted stock unit awards that vest, within 60 days of September 30, 2007.

(6)	Consists of 711,419 shares subject to options that are exercisable, and to restricted stock unit awards that vest, within 60 days of September 30, 2007.

(7)	Consists of 137,231 shares subject to options that are exercisable within 60 days of September 30, 2007.

(8)	Consists of 720,005 shares subject to options that are exercisable, and to restricted stock unit awards that vest, within 60 days of September 30, 2007.

(9)	Consists of 119,043 shares subject to options that are exercisable, and to restricted stock unit awards that vest, within 60 days of September 30, 2007.

(10)	Consists of 209,516 shares subject to options that are exercisable within 60 days of September 30, 2007.

(11)	Includes an aggregate of 2,208,366 shares subject to options that are exercisable, and to restricted stock unit awards that vest, within 60 days of September 30, 2007, held by 10 executive officers and directors.

(12)	If the underwriters’ over-allotment option is exercised in full, a portion of the additional shares sold would be allocated among the selling stockholders as follows:

Selling	Shares Subject to the
Stockholder	Over-allotment Option

If the underwriters’ over-allotment option is exercised in part, the additional shares sold would be allocated pro rata based upon the share amounts set forth in the preceding table.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, $.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $.001 par value per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

As of September 30, 2007, we had 205,071 shares of our common stock outstanding held by 9 stockholders of record and 5,080,000 shares of our convertible redeemable preferred stock outstanding held by 11 stockholders of record. Upon the completion of this offering, all shares of our currently outstanding convertible redeemable preferred stock will be converted into an aggregate of 25,400,000 shares of common stock.

Common Stock

As of September 30, 2007, there were 25,605,071 shares of our common stock outstanding and held of record by approximately 20 stockholders, assuming conversion of all outstanding shares of convertible redeemable preferred stock.

Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described below in “Certain Anti-Takeover Provisions of Our Certificate of Incorporation and By-Laws,” a majority vote of common stockholders is generally required to take action under our certificate of incorporation and by-laws.

Preferred Stock

Upon completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control and could harm the market price of our common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.

Options

As of September 30, 2007, we had outstanding options to purchase 3,224,668 shares of our common stock and restricted stock units in respect of 2,616,462 shares of our common stock under our 2005 Equity Incentive Plan, 2,387,342 of which were vested.

Warrants

As of September 30, 2007, a warrant to purchase a total of (i) 120,000 shares of our Series A preferred stock, which are convertible into 600,000 shares of our common stock, were outstanding with an exercise price of $10.00 per share of our Series A convertible redeemable preferred stock (or $2.00 per share of our common stock) and (ii) 43,750 shares of our common stock were outstanding with an exercise price of $1.00. The Series A convertible redeemable preferred stock warrant automatically converts to a common stock warrant upon the closing of an initial public offering and expires on the second anniversary of the effective date of this offering. The common stock warrant expires on July 28, 2011.

Registration Rights

In February, 2005, we entered into the Investor Rights Agreement with the holders of all series our of our convertible redeemable preferred stock, which is filed as an exhibit to this registration statement, of which this prospectus is a part. The holders of an aggregate of 25,400,000 of our outstanding shares of common stock have the following registration rights pursuant to the Investor Rights Agreement with respect to those shares:

Demand Registration Rights.  At any time after the date that is six months following the effective date of this offering, subject to certain exceptions, the holders our then outstanding registrable securities, have the right to demand that we file a registration statement covering the offering and sale of their shares of our common stock that are subject to the registration rights agreement. We are not obligated to file a registration statement except upon the request of the holders of more than seventy percent (70%) of registrable securities.

Form S-3 Registration Rights.  If we are eligible to file a registration statement on Form S-3, holders of registrable securities anticipated to have an aggregate sale price (net of underwriting discounts and commissions, if any) in excess of $1,000,000 shall have the right, to request registration on Form S-3 of the sale of the registrable securities held by the requesting holder. We are not obligated to file a registration on Form S-3 on more than one occasion in any six month period.

We have the ability to delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement, or if we are in possession of material nonpublic information and our board of directors deems it advisable not to disclose such information. Such postponements cannot exceed 30 days during any twelve month period.

Piggyback Registration Rights.  All parties to the registration rights agreement have piggyback registration rights. Under these provisions, if we register any securities for public sale these stockholders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Expenses of Registration.  We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration; provided, however, that we are not obligated to pay registration expenses for more than an aggregate of three demand or piggyback registrations.

Indemnification.  The registration rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights.  The registration rights granted under the registration rights agreement shall expire on the fifth anniversary of the effective date of this offering.

Certain Anti-Takeover Provisions of our Certificate of Incorporation and our By-laws

Upon completion of this offering, our certificate of incorporation and by-laws will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies.  In accordance with our certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No Written Consent of Stockholders.  Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders.  Our certificate of incorporation and by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements.  Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

Amendment to Certificate of Incorporation and By-Laws.  As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock.  Our certificate of incorporation provides for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors with broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans; or

•	at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interest stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

NASDAQ Global Market Listing

We are applying to have our common stock approved for quotation on the NASDAQ Global Market under the trading symbol “NAME.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is          .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price for our stock and our ability to raise equity capital in the future.

Upon completion of this offering, we will have           shares of common stock outstanding, assuming no exercise of any outstanding options or warrants after September 30, 2007. Of these shares, the           shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining           shares of common stock are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act, as described below. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale into the public market as follows:

Days after date of	Shares eligible
this prospectus	for sale	Comment

Upon effectiveness		Shares sold in the offering
Upon effectiveness		Freely tradable shares saleable under Rule 144(k) that are not subject to the lock-up
90 Days		Shares saleable under Rules 144 and 701 that are not subject to a lock-up
180 Days		Lock-up released; shares saleable under Rules 144 and 701
Thereafter		Restricted securities held for one year or less

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year, including an affiliate, would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are generally subject to the availability of current public information about us.

The SEC recently adopted amendments to Rule 144, which will become effective on February 15, 2008. Under these amendments, the holding period for a person who is not one of our affiliates and who is not deemed to have been one of our affiliates at any time during the three months preceding a sale has been shortened from one year to six months, subject to the continued availability of current public information about us (which requirement is eliminated after a one-year holding period). The amendments also permit resales by affiliates after a six month holding period, subject to compliance with the volume limitations described above, notice of sale, and the continued availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Registration Rights

Upon completion of this offering, the holders of at least 25,400,000 shares of our common stock have certain rights with respect to the registration of such shares under the Securities Act. See “Description of Capital Stock — Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

Employee Benefit Plans

As of September 30, 2007, there were a total of 3,224,668 shares of our common stock subject to outstanding options and restricted stock units in respect of 2,616,462 shares of our common stock under our 2005 Option Plan, approximately 2,387,342 of which were vested and exercisable. Immediately after the completion of this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our 2005 Option Plan. On the date which is 180 days after the effective date of this offering, a total of approximately           shares of common stock subject to outstanding options will be vested and exercisable. After the effective date of the registration statement on Form S-8, shares purchased under our 2005 Option Plan generally would be available for resale in the public market.

Lock-Up Agreements

The holders of substantially all of our currently outstanding capital stock have agreed, with certain limited exceptions, that, without the prior written consent of Credit Suisse Securities (USA) LLC on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus:

•	offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock;

•	enter into any transaction that would have the same effect; or

•	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock whether any transaction described above is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise. Credit Suisse Securities (USA) LLC does not have any pre-established conditions to waiving the terms of the lock-up agreements. Any determination to release any shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

Credit Suisse Securities (USA) LLC
Jefferies & Company, Inc.
Banc of America Securities LLC
RBC Capital Markets Corporation

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to           additional outstanding shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering, the representative may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the underwriting discounts and commissions and estimated expenses that we and the selling stockholders will pay:

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses paid by us
Underwriting Discounts and Commission paid by selling stockholders	$	$	$	$
Expenses paid by the selling stockholders

The representative has informed us that it does not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933, or the Securities Act, relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, issuance, contract, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, subject to mutually agreed exceptions.

The holders of substantially all of our currently outstanding capital stock, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We will apply to list the shares of our common stock on The Nasdaq Global Market under the symbol “NAME.”

Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between the underwriters and our board of directors. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial operating information in recent periods, the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours, the ability of our management, the general conditions of the securities markets at the time of the offering and the information in this prospectus and otherwise available to the underwriters.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after the offering.

The underwriters and their affiliates have provided and may, in the future, provide certain commercial banking, financial advisory and investment banking services for us in the ordinary course of business for which they have received and would receive customary fees. Bank of America Securities LLC acted as sole lead arranger and book manager under our credit facility and affiliates of Banc of America Securities LLC and Jefferies & Company, Inc. and an affiliate of RBC Capital Markets Corporation have acted as lenders under our credit facility.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or slowing a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of our common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to our common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of our common stock to the public in that Relevant Member State at any time,

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of our common stock to the public” in relation to any of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe any of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of the FSMA does not apply to the company; and

(b)	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions,

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders, will have no liability. In the case of an action for damages, we and the selling stockholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Selected legal matters with respect to this offering and the validity of the common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Selected legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements at December 31, 2005 and 2006 and for the period from February 22, 2005 to December 31, 2005 and the year ended December 31, 2006 of NameMedia, Inc. (Successor) and for the year ended December 31, 2004 and period from January 1, 2005 to February 21, 2005 of Rarenames.com LLC and Rare Names LLC (Predecessor), appearing in this Prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Smartname, LLC as of December 31, 2005 and for the year ended December 31, 2005, included in this prospectus have been so included in reliance on the report of Margolis & Company P.C., independent public accounting firm, on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-  ) under the Securities Act with respect to the shares of common stock we and the selling stockholders are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the closing of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC(732)-0330 for further information on the operation of the public reference facilities.

NameMedia, Inc.

Financial Statements

NameMedia, Inc. (Successor) and
Raredomains.com, LLC and Rare Names, LLC (Predecessor)

Nine Months Ended September 30, 2007 and 2006 and Year Ended December 31, 2006,
Period from February 22, 2005 (Inception) Through December 31, 2005
(Successor Periods), Period From January 1, 2005 Through February 21, 2005,
Year Ended December 31, 2004 (Predecessor Periods)

Contents

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Combined Statements of Income (Predecessor) and Consolidated Statements of Income (Successor)	F-4
Combined Statements of Members’ Interest (Predecessor) and Consolidated Statements of Convertible Redeemable Preferred Stock and Stockholders’ Equity (Successor)	F-5
Combined Statements of Cash Flows (Predecessor) and Consolidated Statements of Cash Flows (Successor)	F-7
Notes to Financial Statements	F-8

Smartname, LLC

Years Ended December 31, 2005 and 2004 and
Six Months Ended June 30, 2006 and 2005

Pro Forma Financial Statements

Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2006	F-59
Notes to Unaudited Pro Forma Statement of Operations	F-61

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
NameMedia, Inc.

We have audited the accompanying consolidated balance sheets as of December 31, 2005 and 2006 of NameMedia, Inc. (Successor) and the related combined statements of income, members equity and cash flows of Raredomains.com LLC and Rare Names LLC (Predecessor) for the year ended December 31, 2004 and the period from January 1, 2005 through February 21, 2005 (Predecessor periods), and consolidated statements of income, convertible redeemable preferred stock and stockholders’ equity, and cash flows for the period from February 22, 2005 (inception) through December 31, 2005, and the year ended December 31, 2006 (Successor periods). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position at December 31, 2005 and 2006 of NameMedia, Inc., and the combined or consolidated results of the Predecessor’s and Successor’s operations and cash flows for the periods ended December 31, 2004, February 21, 2005 and December 31, 2005 and 2006 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 of the notes to the consolidated financial statements, on January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment which requires the Company to recognize expense related to the fair-value of share-based compensation awards.

As discussed in Note 7 of the notes to the consolidated financial statements, on January 1, 2006, the Company adopted the provisions of FASB Staff Position FAS 150-5: Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable which requires the Company to recognize the fair value of outstanding stock purchase warrants.

/s/ Ernst & Young LLP

Boston, Massachusetts
October 29, 2007

NAMEMEDIA, INC.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

				September 30,
	December 31,		September 30,	2007
	2005	2006	2007	Pro forma
			(unaudited)
ASSETS
Cash and cash equivalents	$9,433	$15,555	$19,974	$11,561
Restricted cash	100	34,933	13,026	193
Accounts receivable	1,176	10,231	9,516	9,516
Registration rights, domain names held for sale	16,197	16,566	16,849	16,849
Prepaid renewal fees	1,304	1,808	1,953	1,953
Deferred tax assets	642	4,360	3,954	3,954
Prepaid and other current assets	223	1,715	3,420	4,747

Total current assets	29,075	85,168	68,692	48,773
Property and equipment, net of accumulated depreciation of $95, $472, and $1,100 at December 31, 2005 and 2006 and September 30, 2007, respectively	371	1,512	1,991	1,991
Intangible assets, net of accumulated amortization of $580, $2,527, and $6,918 at December 31, 2005 and 2006 and September 30, 2007, respectively	2,520	14,103	16,461	16,461
Registration rights, domains held for use	—	12,483	12,719	12,719
Goodwill	61,683	72,694	90,249	90,249
Deferred financing costs	—	3,664	2,031	2,109
Other assets	67	67	986	986

Total assets	$93,716	$189,691	$193,129	$173,288

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current portion of note payable	$5,146	$—	$105,000	$3,375
Accounts payable	1,330	2,007	1,796	1,796
Accrued affiliate payments	—	5,305	3,942	3,942
Accrued interest payable	—	2,861	3,020	—
Deferred revenue	—	—	114	114
Accrued expenses	1,524	3,846	4,308	4,308
Income taxes payable	1,733	—	—	—

Total current liabilities	9,733	14,019	118,180	13,535
Note payable, net of current portion	24,233	105,000	—	86,625
Deferred tax liabilities	1,145	2,394	2,097	2,097
Series A convertible redeemable preferred stock warrant	—	3,180	4,105	—

Total liabilities	35,111	124,593	124,382	102,257
Series A convertible redeemable preferred stock, 4,600,000 shares authorized, 4,310,000, 4,330,000, 4,330,000 and 0 shares issued and outstanding (at liquidation value) at December 31, 2005 and 2006 and September 30, 2007 and September 30, 2007 pro forma, respectively	46,045	49,707	52,305	—
Series Z convertible redeemable preferred stock, 750,000 shares authorized, 750,000 shares issued and outstanding (at liquidation value) at December 31, 2005 and 2006 and September 30, 2007 and 0 shares issued and outstanding September 30, 2007 pro forma	8,013	8,613	9,063	—
Series A convertible redeemable preferred stock warrant	844	—	—	—

Total convertible redeemable preferred stock	54,902	58,320	61,368	—
Stockholders’ equity:
Common stock, $0.001 par value, 74,000,000 shares authorized, 0, 202,062, 289,176 and 25,689,176 shares issued at December 31, 2005 and 2006, September 30, 2007 and September 30, 2007 pro forma, respectively	—	—	—	26
Treasury stock, at cost, 0, 76,187, 84,105 and 84,105 shares of Common Stock held at December 31, 2005 and 2006, September 30, 2007 and September 30, 2007 pro forma, respectively	—	(372)	(421)	(421)
Deferred stock-based compensation	(1,804)	—	—	—
Additional paid-in capital	1,996	5,061	8,599	63,478
Retained earnings (deficit)	3,511	2,089	(799)	7,948

Total stockholders’ equity	3,703	6,778	7,379	71,031

Total liabilities, convertible redeemable preferred stock and stockholders’ equity	$93,716	$189,691	$193,129	$173,288

See accompanying notes.

NAMEMEDIA, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except per share data)

	Predecessor Periods		Successor Periods
			Period From
		Period From	February 22,
		January 1,	2005
		2005	(Inception)		Nine Months	Nine Months
	Year Ended	Through	Through	Year Ended	Ended	Ended
	December 31,	February 21,	December 31,	December 31,	September 30,	September 30,
	2004	2005	2005	2006	2006	2007
					(unaudited)
Revenue
Online media	$3,791	$939	$7,532	$29,843	$18,544	$30,419
Domain name sales and related services	15,665	2,778	20,107	31,202	23,515	27,855

Total revenue	19,456	3,717	27,639	61,045	42,059	58,274

Cost of revenue
Online media	331	55	1,291	9,738	6,851	7,550
Domain name sales and related services	3,798	879	5,959	13,173	9,717	12,207

Total cost of revenue	4,129	934	7,250	22,911	16,568	19,757

Gross profit	15,327	2,783	20,389	38,134	25,491	38,517

Costs and expenses:
Product development	472	55	805	2,510	1,572	4,164
Sales and marketing	887	129	2,264	7,480	4,781	10,212
General and administrative	4,979	922	3,100	11,672	8,236	9,575
Amortization of intangible assets	11	2	393	1,584	796	3,436

Total costs and expenses	6,349	1,108	6,562	23,246	15,385	27,387

Operating income	8,978	1,675	13,827	14,888	10,106	11,130
Interest income	—	—	54	666	153	796
Interest expense	(133)	(11)	(2,578)	(7,628)	(3,405)	(11,768)

Pretax income	8,845	1,664	11,303	7,926	6,854	158
Income tax provision (benefit)	—	—	4,334	4,414	3,817	(2)

Income before cumulative effect of change in accounting principle	8,845	1,664	6,969	3,512	3,037	160
Cumulative effect of change in accounting principle (net of tax of $0) (Note 7)	—	—	—	(872)	(872)	—

Net income	$8,845	$1,664	$6,969	$2,640	$2,165	$160

Net income (loss) per common share applicable to common stockholders (Note 2):
Basic	—	—	—	$(11.24)	$(8.24)	$(15.05)
Diluted	—	—	$0.13	$(11.24)	$(8.24)	$(15.05)
Weighted-average common shares outstanding:
Basic	—	—	—	126,492	106,999	191,876
Diluted	—	—	492,581	126,492	106,999	191,876
Pro forma net income per share applicable to common stockholders (Note 2) (unaudited):
Basic				$		$
Diluted				$		$
Pro forma weighted-average common shares outstanding (unaudited):
Basic
Diluted

See accompanying notes.

NAMEMEDIA, INC.

COMBINED STATEMENTS OF MEMBERS’ INTEREST AND CONSOLIDATED STATEMENTS OF
CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
(Dollars in thousands)

		Convertible Redeemable Preferred Stock					Stockholders’ Equity
														Total
														Members’
				Series Z Convertible			Deferred					Additional	Retained	Interest/
	Members’	Series A Convertible Preferred Stock		Preferred Stock		Series A	Stock-Based	Common Stock		Treasury Stock		Paid-In	Earnings	Stockholders’
	Interest	Shares	Amount	Shares	Amount	Warrants	Compensation	Shares	Amount	Shares	Amount	Capital	(deficit)	Equity

Balance at December 31, 2003	$2,223	—	$—	—	$—	$—	$—	—	$—	—	$—	$—	$—	$2,223
Distributions	(3,400)	—	—	—	—	—	—	—	—	—	—	—	—	(3,400)
Repurchase of member interest	(1,071)	—	—	—	—	—	—	—	—	—	—	—	—	(1,071)
Net income	8,845	—	—	—	—	—	—	—	—	—	—	—	—	8,845

Balance at December 31, 2004	6,597	—	—	—	—	—	—	—	—	—	—	—	—	6,597

Net income	1,664	—	—	—	—	—	—	—	—	—	—	—	—	1,664

Balance at February 21, 2005	$8,261	—	—	—	—	—	—	—	—	—	—	—	—	$8,261

Balance at February 22, 2005	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series A Convertible Redeemable Preferred Stock	—	4,310,000	43,100	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series Z Convertible Redeemable Preferred Stock	—	—	—	750,000	7,500	—	—	—	—	—	—	—	—	—
Issuance of Series A Preferred Stock Warrant	—	—	—	—	—	844	—	—	—	—	—	—	—	—
Cumulative dividends on Convertible Redeemable Preferred Stock	—	—	2,945	—	513	—	—	—	—	—	—	—	(3,458)	(3,458)
Deferred stock-based compensation	—	—	—	—	—	—	(1,996)	—	—	—	—	1,996	—	—
Amortization of stock-based compensation	—	—	—	—	—	—	192	—	—	—	—	—	—	192
Net income	—	—	—	—	—	—	—	—	—	—	—	—	6,969	6,969

Balance at December 31, 2005	—	4,310,000	46,045	750,000	8,013	844	(1,804)	—	—	—	—	1,996	3,511	3,703

Issuance of Series A Convertible Redeemable Preferred stock	—	20,000	200	—	—	—	—	—	—	—	—	145	—	145
Cumulative dividends on Convertible Redeemable Preferred Stock	—	—	3,462	—	600	—	—	—	—	—	—	—	(4,062)	(4,062)
Reclassification of Series A Warrant to liability under FSP FAS 150-5	—	—	—	—	—	(844)	—	—	—	—	—	—	—	—
Issuance of Common Stock Warrant in connection with business acquisition	—	—	—	—	—	—	—	—	—	—	—	126		126
Issuance of Common Stock	—	—	—	—	—	—	—	202,062	—	—	—	153	—	153
Purchase of Treasury Stock	—	—	—	—	—	—	—	—	—	76,187	(372)	—	—	(372)
Deferred stock-based compensation and amortization of stock-based compensation	—	—	—	—	—	—	1,804	—	—	—	—	2,641	—	4,445
Net income	—	—	—	—	—	—	—	—	—	—	—	—	2,640	2,640

Balance at December 31, 2006	—	4,330,000	$49,707	750,000	$8,613	—	—	202,062	$—	76,187	$(372)	$5,061	$2,089	$6,778

NAMEMEDIA, INC.

COMBINED STATEMENTS OF MEMBERS’ INTEREST AND CONSOLIDATED STATEMENTS OF
CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (CONTINUED)
(Dollars in thousands)

		Convertible Redeemable Preferred Stock					Stockholders’ Equity
														Total
														Members’
		Series A Convertible		Series Z Convertible			Deferred					Additional	Retained	Interest/
	Members’	Preferred Stock		Preferred Stock		Series A	Stock-Based	Common Stock		Treasury Stock		Paid-In	Earnings	Stockholders’
	Interest	Shares	Amount	Shares	Amount	Warrants	Compensation	Shares	Amount	Shares	Amount	Capital	(Deficit)	Equity

Balance at December 31, 2006	—	4,330,000	$49,707	750,000	$8,613	—	—	202,062	$—	76,187	$(372)	$5,061	$2,089	$6,778
Cumulative dividends on Convertible Redeemable Preferred Stock (unaudited)	—	—	2,598	—	450	—	—	—	—	—	—	—	(3,048)	(3,048)
Issuance of Common Stock (unaudited)	—	—	—	—	—	—	—	87,114	—	—	—	58	—	58
Purchase of Treasury Stock (unaudited)	—	—	—	—	—	—	—	—	—	7,918	(49)	—	—	(49)
Amortization of stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	—	—	—	3,480	—	3,480
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	160	160

Balance at September 30, 2007 (unaudited)	—	4,330,000	52,305	750,000	9,063	—	—	289,176	—	84,105	(421)	8,599	(799)	7,379

Reclassification of Series A and Series Z Convertible Preferred Stock (unaudited)	—	(4,330,000)	(52,305)	(750,000)	(9,063)	—	—	25,400,000	26	—	—	50,774	10,568	61,368
Reclassification of Series A Warrants (unaudited)	—	—	—	—	—	—	—	—	—	—	—	4,105	—	4,105
Write off of deferred financing costs and impact of early termination fee related to Note (Note 17).	—	—	—	—	—	—	—	—	—	—	—	—	(1,821)	(1,821)

Pro forma at September 30, 2007 (unaudited)	—	—	$—	—	$—	—	—	25,689,176	$26	84,105	$(421)	$63,478	$7,948	$71,031

See accompanying notes.

NAMEMEDIA, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Predecessor Periods		Successor Periods
			Period From
		Period From	February 22,
		January 1,	2005
		2005	(Inception)		Nine Months	Nine Months
	Year Ended	Through	Through	Year Ended	Ended	Ended
	December 31,	February 21,	December 31,	December 31,	September 30,	September 30,
	2004	2005	2005	2006	2006	2007
					(unaudited)

Operating activities
Net income	$8,845	$1,664	$6,969	$2,640	$2,165	$160
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	102	18	675	2,355	1,237	5,019
Amortization of debt discount	—	—	223	178	178	—
Amortization of registration rights	805	200	2,224	5,934	4,743	4,500
Amortization of prepaid renewal fees	1,538	318	2,203	3,523	2,421	3,206
Amortization of deferred financing costs	—	—	—	689	145	1,633
Accretion of warrants to fair value	—	—	—	1,464	762	925
Cumulative effect of change in accounting principle	—	—	—	872	872	—
(Gain)/loss on disposal of assets	—	—	—	94	—	—
(Gain)/loss on retirement of debt	—	—	—	717	717	—
Stock-based compensation	—	—	193	4,590	3,625	3,480
Deferred income taxes	—	—	503	(2,469)	(2,026)	(523)
Changes in operating assets and liabilities:
Accounts receivable	(248)	(471)	(28)	(9,055)	(8,986)	1,157
Registration rights, domain names held for sale	(4,380)	(328)	(3,421)	(6,104)	(3,341)	(1,951)
Prepaid renewal fees	(2,272)	(223)	(2,392)	(4,027)	(2,905)	(3,393)
Prepaid and other current assets	(2)	22	(152)	(1,444)	(707)	(1,606)
Other assets	—	—	(67)	—	—	(919)
Accounts payable	(282)	346	964	677	888	(211)
Deferred revenues	—	—	—	—	—	114
Accrued expenses	49	357	(402)	9,483	3,990	(1,457)
Income taxes payable	—	—	1,733	(1,733)	(738)	—

Net cash provided by operating activities	4,155	1,903	9,225	8,384	3,040	10,134

Investing activities
Acquisition of Predecessor, net of cash acquired	—	—	(72,497)	—	—	—
Acquisitions, net of cash acquired	—	—	—	(23,697)	(19,971)	(23,780)
Net change in advances to members	(4)	—	—	—	—	—
Purchase of registration rights, domains held for use	—	—	—	(12,567)	(1,025)	(1,670)
Purchase of property and equipment	(178)	(7)	(295)	(1,291)	(905)	(602)
Website development costs and acquired technology	—	—	—	(228)	(228)	(1,579)
Restricted cash	—	—	(100)	(34,833)	(56,921)	21,907

Net cash used in investing activities	(182)	(7)	(72,892)	(72,616)	(79,050)	(5,724)

Financing activities
Issuance of Series A convertible redeemable preferred stock	—	—	43,100	200	200	—
Issuance of common stock	—	—	—	153	481	58
Purchase of treasury shares	—	—	—	(372)	—	(49)
Distributions	(3,400)	—	—	—	—	—
Repurchase of member interest	(460)	—	—	—	—	—
Borrowings from note payable	—	—	30,000	105,000	105,000	—
Deferred financing costs	—	—	—	(4,353)	(4,353)	—
Payments on note payable	(314)	—	—	(30,274)	(30,274)	—
Borrowings from line of credit	606	(78)	—	2,000	2,000	—
Payments on line of credit	(1,156)	—	—	(2,000)	(2,000)	—

Net cash provided by (used in) financing activities	(4,724)	(78)	73,100	70,354	71,054	9

Net increase (decrease) in cash	(751)	1,818	9,433	6,122	(4,956)	4,419

Cash at beginning of period	875	124	—	9,433	9,433	15,555

Cash at end of period	$124	$1,942	$9,433	$15,555	$4,477	$19,974

Supplemental cash flow information
Cash paid for interest	$100	$11	$2,525	$2,712	$1,710	$9,035
Cash paid for income taxes	$—	$—	$2,098	$8,907	$6,557	$2,407
Repurchase of members’ interest financed with a note payable	$611	$—	$—	$—	$—	$—

See accompanying notes.

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands except per share data)

1.	Organization

Nature of Business

NameMedia, Inc. (formerly BuyDomains Holdings, Inc. and YesDirect, Inc.) (the Company or the Successor), a Delaware Corporation, acquired the assets and certain liabilities of Raredomains.com, LLC and Rare Names, LLC (Predecessor) on February 22, 2005 in exchange for 750,000 shares of Series Z convertible redeemable preferred stock and $72,500 in cash. NameMedia, Inc. was formed for the purpose of buying the assets of Raredomains.com, LLC and Rare Names, LLC. The Predecessor entities were formed under the Maryland Limited Liability Act. BuyDomains Holdings, Inc. changed its name to YesDirect, Inc. on November 4, 2005, and YesDirect, Inc. changed its name to NameMedia, Inc. on June 14, 2006. The Company’s primary businesses and main sources of revenue include the sale of domain names and online advertising. The Company also operates several Internet websites and offers business services, including domain name registration and hosting services.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements for the period from February 22, 2005 (inception) through December 31, 2005, for the year ended December 31, 2006 and for the nine months ended September 30, 2006 and 2007 include the accounts of NameMedia, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Principles of Combination

The accompanying combined financial statements, for the year ended December 31, 2004 and the period from January 1, 2005 to February 21, 2005 includes the accounts of Raredomains.com, LLC and Rare Names, LLC. The Predecessor companies had substantially similar member ownership and interrelated operations. Accordingly, combining Raredomains.com, LLC and Rare Names, LLC into a single combined financial statement presentation is considered most meaningful. All significant intercompany accounts and transactions have been eliminated.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of September 30, 2007, the consolidated statements of operations and cash flows for the nine months ended September 30, 2006 and 2007, and the consolidated statement of convertible redeemable preferred stock and stockholders’ equity for the nine months ended September 30, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position as of September 30, 2007 and results of operations and cash flows for the nine months ended September 30, 2006 and 2007. The financial data and other information disclosed in these notes to financial statements as of September 30, 2007 and for the nine month periods ended September 30, 2006 and 2007 are unaudited. The results for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any future year.

Unaudited Pro Forma Presentation

The unaudited pro forma balance sheet as of September 30, 2007 gives effect to (i) the elimination of our convertible redeemable preferred stock warrant liability of $4,105 upon the automatic conversion of our Series A convertible redeemable preferred stock warrant into a common stock warrant, (ii) the automatic

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

conversion of all outstanding shares of convertible redeemable preferred stock into an aggregate of 25,400,000 shares of common stock upon the closing of the proposed offering and (iii) the refinancing of the $105,000 term loan (Note 17).

The computation of pro forma net income per share is as follows:

	Year Ended	Nine Months Ended
	December 31,	September 30,
	2006	2007
	(unaudited)	(unaudited)

Net income	$2,640	$160
Accretion of Series A convertible redeemable preferred stock warrant to fair value, net of tax	1,412	921
Interest expense on term loan, net of tax (1)

Pro forma net income	$	$

Weighted-average number of shares outstanding:
Weighted-average number of common shares outstanding:	126,492	191,876
Weighted-average number of preferred shares outstanding, on an as converted basis:	25,388,056	25,400,000
Common shares to be issued in the proposed offering to repay $ million of the term loan

Shares used in the computation of basic pro forma net income per share
Dilutive impact of outstanding common stock equivalents	1,686,376	2,645,060

Shares used in the computation of diluted pro forma net income per share

Pro forma net income per share:
Basic	$	$
Diluted	$	$

(1)	The term loan requires that the Company use the proceeds of an initial public offering of equity securities to repay the lesser of $25 million, or the balance required to bring the leverage ratio of net indebtedness to Consolidated Adjusted EBITDA for the most recently completed twelve months to 2.0 or less.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents totaled approximately $9,433, $15,555 and $19,974 at December 31, 2005 and 2006 and September 30, 2007, respectively. Cash equivalents consist primarily of money market funds at December 31, 2005 and 2006 and September 30, 2007.

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

Restricted Cash

As of December 31, 2006, the Company had approximately $34,933 in restricted cash consisting of $34,833 in cash restricted for future acquisitions related to its 2006 debt refinancing (Note 7) and $100 in restricted cash on reserve at a credit card authorization agency. As of December 31, 2005, the Company had $100 in restricted cash on reserve at a credit card authorization agency. During 2006, the Company borrowed $105,000 available under its term loan credit facility. The remaining balance of $34,833 is being held in escrow at the Company’s financial institution. Included in cash and cash equivalents at December 31, 2006 was $5,376 related to the acquisitions of Afternic and Dave’s Garden that had been released from escrow but not yet paid to the respective sellers.

At September 30, 2007, the restricted cash balance is $13,026 consisting of $12,833 in cash restricted for future acquisitions related to its 2006 debt refinancing (Note 7), $100 in restricted cash on reserve at a credit and authorization agency and $93 due to customers for which the Company has acted as an escrow agent for domain sales. Included in cash and cash equivalents at September 30, 2007 was $500 related to the acquisition of Dave’s Garden that been released from escrow but not yet paid to the seller.

Fair Value of Financial Instruments

The Company had the following financial instruments as of December 31, 2005 and 2006 and September 30, 3007: cash and cash equivalents, restricted cash, accounts receivable, note payable, and warrants. The carrying value of cash and cash equivalents, restricted cash and accounts receivable approximates their fair value based on the liquidity of these financial instruments or based on their short-term nature. The carrying value of the note payable, excluding the unamortized issuance costs, approximate its fair value, given their market rate of interest. At December 31, 2006 and September 30, 2007, the carrying value of the warrant to purchase preferred stock represents its fair value (Note 7).

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist mainly of cash and cash equivalents, restricted cash and accounts receivable. The Company maintains its cash and cash equivalents and restricted cash principally in accredited financial institutions of high credit standing. Cash and restricted cash in certain accounts may exceed federally insured limits; however, the Company has not experienced any losses in such accounts. The Company does not require collateral. The Company has no off-balance sheet concentrations of credit risk, such as foreign exchange contracts or other foreign hedging arrangements. The Company has not experienced any significant losses related to individual customers or groups of customers in any particular industry or area. Accordingly, the Company does not maintain an allowance for doubtful accounts or a sales return allowance, except if determined to be necessary for specific customer accounts. The activity in the allowance for doubtful accounts for the period December 31, 2006 through September 30, 2007 is as follows:

Balance at December 31, 2006	$—
Provision for doubtful accounts	260
Write offs	(260)

Balance at September 30, 2007 (unaudited)	$—

One customer accounted for 80% and 91% of accounts receivable at December 31, 2005 and 2006, respectively, and two customers accounted for 11% and 58% of accounts receivable, respectively, at September 30, 2007. No other customer accounted for 10% or more of our accounts receivable in those periods. For the year ended December 31, 2004, the period from January 1, 2005 through February 21, 2005,

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

the period from February 22, 2005 through December 31, 2005, and the year ended December 31, 2006, one customer accounted for 19%, 23%, 23%, and 44% of the Company’s total revenue. For the nine months ended September 30, 2007, two customers accounted for 13% and 25% of the Company’s total revenue. No other customer accounted for greater than 10% of the Company’s total revenues in those periods.

Long-Lived Assets

Long-lived assets consist of property and equipment, goodwill and other intangible assets. Goodwill and other intangible assets arise from acquisitions and are recorded in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. In accordance with this statement, specifically identified intangible assets must be recorded as a separate asset from goodwill if either of the following two criteria is met: (1) the intangible asset acquired arises from contractual or other legal rights; (2) the intangible asset is separable. Accordingly, the intangible assets consist of specifically identified intangible assets. Goodwill is the excess of any purchase price over the estimated fair market value of net tangible assets acquired not allocated to specific intangible assets.

As required by SFAS No. 142, goodwill and indefinite-lived intangible assets are not amortized, but are reviewed annually for impairment or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have an indefinite life are amortized over their useful lives using the straight-line method over periods generally ranging from three to five years, and are reviewed for impairment when events or circumstances suggest that the assets may not be recoverable under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company performs its annual test of impairment of goodwill in the fourth quarter of each year or whenever events or circumstances suggest that the carrying amount may not be recoverable. Based on this evaluation, the Company believes that, as of the balance sheet dates presented, none of the Company’s goodwill or other long-lived assets were impaired. Intangible assets consist of developed software, developed technology, trade names, non-competition agreements and customer lists arising from the purchase of the business on February 22, 2005 and from acquisitions subsequent to that date. Intangibles arising from acquisitions are valued on the acquisition dates based on a combination of replacement cost, comparable purchase methodologies and discounted cash flows by an independent third-party appraiser and are amortized over periods ranging from three to five years. Intangible amortization related to developed technology acquired subsequent to the purchase of the business on February 22, 2005 is included in cost of revenue on the income statement. Amortization of website development costs is included in general and administrative expenses.

The Company categorized the following intangible assets amortization expense in cost of revenue:

	Period From		Nine Months	Nine Months
	February 22, 2005	Year Ended	Ended	Ended
	(Inception) to	December 31,	September 30,	September 30,
	December 31, 2005	2006	2006	2007
			(unaudited)

Online media	$—	$66	$36	$444
Domain name sales and related services	187	297	164	511

Total	$187	$363	$200	$955

Revenue Recognition

Revenue is recognized in accordance with Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, and Emerging Issues Task Force (EITF) Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

an arrangement exists, the product is delivered or the services are performed, and collectibility of the resulting receivable is reasonably assured. In arrangements where the Company is not the primary obligor and credit risk is retained by a third-party distribution partner, the Company recognizes revenue net of the third party’s share and net of any payments made by the Company to affiliates in accordance with the guidance of EITF Issue No. 99-19.

The Company is party to a license agreement with TierraNet, Inc. (TierraNet), an accredited domain name registrar company. Pursuant to the agreement, TierraNet provides domain registration and/or Web hosting services for a fee which is paid directly to TierraNet by the customer. In return, the Company receives a commission from TierraNet for each customer transaction. The agreement automatically renews on a month-to-month basis subject to termination by either party following 30 days’ prior written notice.

In October 2003, Raredomains.com, LLC (Predecessor) entered into an agreement with Overture Services, Inc. (Overture), a provider of commercial search services on the Internet including pay-for-performance search services. Pursuant to the agreement, Raredomains.com, LLC (Predecessor) is compensated based on a specified average number of monthly search queries by users and the corresponding number of sponsored search click-throughs. Click-throughs are defined as the number of times a user clicks on an advertisement or search result. In November 2004, the agreement was amended to: 1) extend the term to October 31, 2005, 2) expand the offering to include the Seeq toolbar, 3) restructure the previous compensation arrangement, 4) exclude certain Uniform Resource Locators from the scope of the arrangement, 5) remove guaranteed monthly search query provisions, and 6) amend certain other provisions. In December 2005, the agreement was amended by the Company to extend the term to February 2007.

On March 1, 2007, upon the expiration of the agreement with Yahoo Search Marketing/Overture, Inc. (Yahoo!), the Company entered into an agreement with Google, Inc. (Google), a provider of commercial search services on the Internet including pay-for-performance search services. Pursuant to the Google agreement, the Company is compensated based on a specified average number of monthly search queries by users and the corresponding number of sponsored search click-throughs.

On April 27, 2007, the Company entered into an agreement with Yahoo! Pursuant to the Overture agreement, the Company is compensated based on a specified average number of monthly search queries by users and the corresponding number of sponsored search click-throughs.

The revenue recognition policy for online media and domain name sales and services is as follows:

The Company recognizes the components of online media revenue as follows:

Advertising Revenue

Advertising revenue is generated through our relationship with third-party advertising distribution providers that pay us based on the number of advertisement related clicks, actions or impressions. Revenue is recognized in the period in which the click, action, or impression occurs. On our owned websites, we recognize revenue net of our advertising distribution providers’ share of advertising. On our affiliated websites, we recognize revenue net of our advertising distribution providers’ and our affiliates’ share of advertising.

The Company recognizes the components of domain name registration rights revenue as follows:

Sales of our Domain Name Registration Rights

Revenue from sales of our domain name registration rights is recognized when persuasive evidence of an arrangement exists, delivery of an authorization key to access the domain name has occurred, the fee is fixed or determinable and collection is deemed probable. Evidence of an arrangement consists of customer acceptance of terms of use. Delivery occurs upon the delivery of an authorization key to access the domain

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

name to the customer. Fees are fixed by the terms of the arrangement and the Company receives payment prior to the delivery of the authorization key.

Business Services Revenue

Business services revenue consists of revenue earned through both the BuyDomains.com and Afternic.com platforms. Business services provided through the BuyDomains.com platform consists of, among others, domain name registration and website-hosting provided by third-party vendors. The Company recognizes commissions earned from referring business services to third-party vendors upon transmission of the referral to the third-party. The Company has no ongoing performance obligation relating to these business services.

Business services provided through the Afternic.com platform consist of escrow services, through which the Company manages the transfer of domain name registration rights process for third party buyers and sellers, assisted offer services for buyers, domain name appraisal services, and domain name hosting services provided by a third party partner. The Company recognizes commissions earned from the sale of affiliate domain name registration rights and assisted offer services when persuasive evidence of an arrangement exists, delivery of an authorization key to access the domain name has occurred, the commission is fixed or determinable and collection is deemed probable. The Company recognizes revenue earned from domain name appraisal services when persuasive evidence of an arrangement exists, delivery of the appraisal to the customer has occurred, the fee is fixed or determinable and collection is deemed probable. The Company recognizes commissions earned from referring business services to third-party vendors upon transmission of the referral to the third-party. The Company has no ongoing performance obligation relating to business services performed by third-party vendors.

Registration Rights

Domain Names Held for Sale and Use

Substantially, all of the Company’s domain name registration rights are both held for sale and used to generate advertising revenue. Cost of domain name registration rights includes the fees paid to initially acquire and register the rights to use a domain name registration right. The Company aggregates monthly purchases of domain names and charge such costs to domain name sales and related services cost of revenues based on the greater of (a) the percentage of the number of domain names sold during the period compared to the number of names estimated to be sold over the estimated life of the domain names or (b) the straight-line amortization of domain name registration rights over their estimated economic life.

The Company also includes in domain name sales and related services cost of revenue, the specific identification unamortized cost of domain names sold during the period.

The economic life of the domain name registration rights is estimated to be seven years based on several factors including the historic and projected traffic and sales pattern for acquired domains. The estimate of the number of domain names to be sold in a period and in the aggregate is based upon historical sales trends, current and projected sales staffing levels, the amount of domain name acquisitions, market conditions, seasonality and sales strategies.

The Company periodically assesses its costing model to ensure that our projections are a reasonable basis for the rate at which the cost of our acquired domain name registration rights is expensed. The Company assesses its sales volume assumptions assigned to our domain name registration rights collection on at least an annual basis or when facts and circumstances indicate to management that sales trends may materially differ from our projections may exist. This assessment is based on a comparison of the actual sales rate to the projected sales rate by acquisition year.

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

At least at each balance sheet date, the Company compares the unamortized costs to the net realizable value of the domain name registration rights by acquisition year, taking into consideration estimated future revenues from sales of the domain name registration rights and advertising revenues, and we record a reserve if necessary to reduce the carrying value of the names to net realizable value.

Domain Names Held for Use

The Company maintains a portfolio of domain names which are held are used primarily to generate advertising revenue in support of the Company’s premium enthusiast websites. Cost of domain name registration includes the fees paid to acquire the rights to use a domain name registration right. The Company aggregates the cost associated with these domain names and recognizes expense on a straight-line amortization basis over their estimated economic life. The economic life of the domain name registration rights is estimated to be seven years based on several factors including the historic and projected traffic pattern for acquired domains.

Prepaid Renewal Fees

Following the initial registration period, in order to retain the right to a domain name, the Company is required to annually renew the registration right. These renewal fees are recorded as a prepaid asset and are expensed on a straight-line basis over the one-year renewal period. During the year ended December 31, 2004, the period from January 1, 2005 through February 21, 2005, the period from February 22, 2005 through December 31, 2005, the year ended December 31, 2006, and the nine months ended September 30, 2007, the Company capitalized prepaid renewal fees of $2,272, $223, $2,392, $4,027 and $3,393 and recorded expense totaling $1,538, $318, $2,203, $3,523 and $3,206 respectively.

Product Development

Product development costs consist primarily of payroll and related expenses incurred for enhancements to, and maintenance of, the Company’s network and software, research and development expenses and technical and other development costs. Such costs are expensed in the period incurred.

Website Development Costs

The Company accounts for website development costs according to the guidance in the EITF Issue No. 00-2, Accounting for Website Development Costs, which requires that costs incurred during the development of website applications and infrastructure involving developing software to operate a website be capitalized. No website development costs were capitalized during 2004 or 2005. Website development costs of $228, $29 and $78 were capitalized during the year ended December 31, 2006, and nine months ended September 30, 2006 and 2007, respectively.

Property and Equipment

Property and equipment consists of computer equipment and servers, furniture and fixtures, leasehold improvements and software which are stated at cost and depreciated using the straight-line method over the estimated useful life of the asset of three to five years.

Advertising Expenses

Advertising costs are expensed as incurred and consist of print media and direct marketing. Advertising costs for the year ended December 31, 2004, the period January 1, 2005 through February 21, 2005, and the period February 22, 2005 through December 31, 2005 were not significant. For the year ended December 31,

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

2006, the Company expensed advertising costs of $125. For the nine months ended September 30, 2006 and 2007, the Company expensed advertising costs of $87 and $137, respectively.

Income Taxes

The Predecessor elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. Therefore, no provision or benefit for federal income taxes has been included in the Predecessor financial statements since taxable income or losses pass through to, and are reportable by, the members individually. The Predecessor made distributions to members to fund income tax payments.

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which is the asset and liability method for accounting and reporting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. In addition, SFAS No. 109 requires a valuation allowance against net deferred tax assets if, based upon available evidence, it is more likely that not that some or all of the deferred tax assets will not be realized.

Stock-Based Compensation

At December 31, 2005, the Company had one stock-based employee compensation plan which is more fully described in Note 12. Through December 31, 2005, the Company accounted for its stock-based awards to employees using the intrinsic value method prescribed under Accounting Principles Board (APB) Opinion No. 25 and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of the grant as the difference between the deemed fair value of the Company’s common stock and the exercise or purchase price multiplied by the number of stock options or restricted stock awards granted.

Through December 31, 2005, the Company accounted for stock-based compensation expense for nonemployees using the fair value method prescribed by SFAS No. 123 and the Black-Scholes option-pricing model, and recorded the fair value of nonemployee stock options as an expense over the vesting term of the option in accordance with EITF 96-18: Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services.

In December 2004, FASB issued SFAS No. 123(R), Share Based Payment, which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. The Company adopted SFAS No. 123(R) effective January 1, 2006. SFAS No. 123(R) allows companies that used the fair value method under SFAS No. 123 for either recognition or pro forma disclosures to apply SFAS No. 123(R) using the modified prospective method, which requires us to apply its provisions to unvested stock-based awards to employees granted prior to January 1, 2006, and all employee awards granted or modified subsequent to January 1, 2006. Stock-based compensation expense recognized during 2006 is based on the fair value of the stock-based payment awards that are expected to vest, as required under SFAS No. 123(R). Accordingly, stock-based compensation expense recorded in the income statement for the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007 reflect estimated forfeitures. SFAS No. 123(R) requires that forfeitures be estimated at the time of grant and be revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company based its 2006 and 2007 forfeiture rate on historical information related to its stock options. Prior to the adoption of SFAS No. 123(R), the Company recorded forfeitures as they occurred. The cumulative impact of applying our estimated forfeiture rates to previously expensed grants was not significant. The Company will recognize the compensation cost of employee stock-based awards using the straight line method over the vesting period of the award. The Company has elected to use the Black-Scholes option-pricing model to determine the fair value of stock options granted. As required under SFAS No. 123(R), the remaining unamortized deferred stock-based compensation of $1,804 was reclassified to additional paid-in capital effective upon adoption.

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

Comprehensive Income (Loss)

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income (loss) and its components in the financial statements. Comprehensive income (loss) is defined to include all changes in equity during a period, except those resulting from investments by stockholders and distributions to stockholders. For all periods presented, comprehensive income was equal to the reported net income.

Net (Loss) Income Per Share

The Company calculated net (loss) income per share in accordance with SFAS No. 128, Earnings Per Share, as clarified by EITF Issue No. 03-6, which clarifies the use of the “two-class” method of calculating earnings per share as originally prescribed in SFAS No. 128. Effective for periods beginning after March 31, 2004, EITF Issue No. 03-6 provides guidance on how to determine whether a security should be considered a “participating security” for purposes of computing earnings per share and how earnings per share should be allocated to a participating security when using the two-class method for computing basic earnings per share. The Company has determined that its convertible redeemable preferred stock represents a participating security and therefore has adopted the provisions of EITF Issue No. 03-6.

Under the two-class method, basic net income (loss) per share is computed by dividing the net income (loss) applicable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net income (loss) per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. The Company allocated net income first to preferred stockholders based on dividend rights under the Company’s charter and then to common and preferred stockholders based on ownership interests. Net losses are not allocated to preferred stockholders. Diluted net income (loss) per share gives effect to all potentially dilutive securities.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income (loss) per share is as follows:

	Period from
	February 22,
	2005
	(Inception)
	through	Year Ended	Nine Months Ended
	December 31,	December 31,	September 30,	September 30,
	2005	2006	2006	2007
	(dollars in thousands, except share and per share data)
			(unaudited)

Numerator:
Income before cumulative effect of change in accounting principle	$6,969	$3,512	$3,037	$160
Cumulative effect of change in accounting principle	—	(872)	(872)	—

Net income	$6,969	$2,640	$2,165	$160

Allocation of Net income:
Basic:
Accretion of convertible redeemable preferred stock	$3,458	$4,062	$3,046	$3,048
Undistributed net income allocated to preferred stockholders	3,511	—	—	—

Net income applicable to preferred stockholders	6,969	4,062	3,046	3,048

Net loss applicable to common stockholders before cumulative effect of change in accounting principle	—	(1,418)	(877)	(2,888)

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

	Period from
	February 22,
	2005
	(Inception)
	through	Year Ended	Nine Months Ended
	December 31,	December 31,	September 30,	September 30,
	2005	2006	2006	2007
	(dollars in thousands, except share and per share data)
			(unaudited)

Cumulative effect of change in accounting principle	—	(4)	(4)	—

Net loss applicable to common stockholders	$—	$(1,422)	$(881)	$(2,888)

Net income	$6,969	$2,640	$2,165	$160

Diluted:
Accretion of convertible redeemable preferred stock	$3,458	$4,062	$3,046	$3,048
Undistributed net income allocated to preferred stockholders	3,447	—	—	—

Net income applicable to preferred stockholders	6,905	4,062	3,046	3,048

Net income (loss) applicable to common stockholders before cumulative effect of change in accounting principle	64	(1,418)	(877)	(2,888)
Cumulative effect of change in accounting principle (net of tax of $0)	—	(4)	(4)	—

Net income (loss) applicable to common stockholders	$64	$(1,422)	$(881)	$(2,888)

Net income	$6,969	$2,640	$2,165	$160

Denominator:
Basic weighted-average shares	—	126,492	106,999	191,876
Dilutive effect of common stock equivalents	492,581	—	—	—

Diluted weighted-average shares	492,581	126,492	106,999	191,876
Calculation of Net income (loss) per share:
Basic:
Net loss applicable to common stockholders	$—	$(1,422)	$(881)	$(2,888)
Weighted-average shares of common stock outstanding	—	126,492	106,999	191,876
Net loss per share	$—	$(11.24)	$(8.24)	$(15.05)

Diluted:
Net income (loss) applicable to common stockholders	$64	$(1,422)	$(881)	$(2,888)
Weighted-average shares of common stock outstanding	492,581	126,492	106,999	191,876
Net income (loss) per share	$0.13	$(11.24)	$(8.24)	$(15.05)

Cumulative effect of change in accounting principle
Basic		$(0.03)	$(0.03)

Diluted		$(0.03)	$(0.03)

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

The following common stock equivalents were excluded from computing diluted net loss per share attributable to common stockholders because they had an anti-dilutive impact:

		Nine Months	Nine Months
	Year Ended	Ended	Ended
	December 31,	September 30,	September 30,
	2006	2006	2007
		(unaudited)

Options to purchase common stock	2,790,171	2,092,407	3,224,668
Warrants to purchase common stock	43,750	43,750	43,750
Restricted stock units	2,876,703	2,969,587	2,616,462

Total options, warrants and restricted stock units exercisable into common stock	5,710,624	5,105,744	5,884,880

Recently Issued Accounting Standards

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 with the cumulative effect of a change in accounting principle recorded as an adjustment to opening retained earnings. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. FIN 48 requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained upon audit, based on the technical merits of the position. FIN 48 also provides guidance on the derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition attributable to the tax position. On January 1, 2007, the Company adopted FIN 48. The adoption of FIN 48 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 addresses how companies should measure the fair value of assets and liabilities when fair value recognition or disclosure is required. Additionally, SFAS No. 157 formally defines fair value as the amount the company would receive if it sold an asset or transferred a liability to another company operating in the same market. The guidance of SFAS No. 157 shall be applied to the first reporting period beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. SFAS No. 159 permits companies to choose to measure certain financial instruments and other items at fair value. Unrealized gains and losses on items for which fair value measurement has been elected will be recognized in the income statement at each reporting date. The guidance of SFAS No. 159 shall be applied to the first reporting period beginning after November 15, 2007. The adoption of SFAS No. 159 is not expected to have a material impact on the Company’s financial position, results of operations, or cash flows.

3.	Acquisitions

Raredomains.com, LLC and Rare Names, LLC

Effective February 22, 2005, the Company completed an acquisition of all of the assets of Raredomains.com, LLC and Rare Names, LLC for $72,500 in cash and 750,000 shares of Series Z convertible redeemable preferred stock valued at $7,500. The total cost of the acquisition, including transaction costs, was approximately $80,600. The issuance of the Series Z convertible redeemable preferred stock represents both a

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

noncash investing and financing activity for the period ended December 31, 2005. At December 31, 2005 and 2006, Raredomains.com, LLC owns 15% of the outstanding shares of the Company.

The Company accrued estimated transaction costs of $1,925 consisting of legal, accounting and valuation services. As of December 31, 2006, all of these costs have been paid.

The acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141. The purchase price has been assigned to the assets acquired and liabilities assumed based on their estimated fair value as determined by management with the assistance of an independent third-party appraiser. Based on the valuation allocation, the intangible assets are being amortized over a period of three to five years. The weighted-average amortization period in total is 4.68 years. The weighted-average amortization period by major asset class is as follows: tradenames 4.89 years, developed software 4.62 years and noncompete agreements 3.00 years. The financial position, results of operations and cash flows of the acquired business have been included in the Company’s consolidated financial statements effective as of the purchase date.

The acquisition cost was allocated as follows:

Assets
Cash	$603
Registration rights	15,000
Accounts receivable	1,148
Prepaid renewal fees	1,115
Other current assets	71
Property and equipment	171
Trade names	1,900
Developed software	700
Developed technology	300
Noncompete agreement	200
Goodwill	61,683

82,891
Liabilities
Accrued expenses	366
Accrued acquisition costs	1,925

Total purchase price, excluding liabilities assumed	$80,600

GoldKey.com, LLC

On March 16, 2006, the Company acquired the assets of GoldKey.com, LLC, for $2,527, offset by cash acquired of $140. Terms of the acquisition also provide for a future purchase payment, not to exceed $500, contingent upon achieving certain financial milestones. The payment for $500 was made in the first quarter of 2007 and was recorded as an adjustment to goodwill. The acquisition was funded from existing cash resources of the Company. GoldKey.com, LLC provides domain name monetization services to an affiliate network of domain name owners, expanding the Company’s overall media business. The Company accrued estimated transaction costs of $100, consisting of legal and valuation services. As of December 31, 2006, all of these costs have been paid.

The acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141. The purchase price has been assigned to assets acquired and liabilities assumed based on their estimated fair value as determined by management with the assistance of an independent third-party appraiser. Based on the valuation allocation, the intangible assets are being amortized over a period of three years.

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

Goodwill and other acquired intangible assets are being amortized for tax purposes over a period of 15 years. The weighted-average amortization period in total is three years. The weighted-average amortization period by major asset class is as follows: 3.0 years for customer relationships and 3.0 years developed software. The Company’s financial statements include the results of the operations of GoldKey.com, LLC subsequent to the acquisition date.

The acquisition cost was allocated as follows:

Assets
Cash	$140
Prepaid expenses	20
Customer relationships	2,000
Developed software	180
Goodwill	370

2,710
Liabilities
Accrued expenses	83
Accrued acquisition costs	100

Total purchase price, excluding liabilities assumed	$2,527

Morefocus Group, Inc.

On July 28, 2006, the Company acquired the assets of Morefocus Group, Inc., for $1,084. In connection with the acquisition, the Company also issued a warrant to purchase 43,750 shares of common stock. The Company has allocated $126 of the purchase price of Morefocus Group to equity in accordance with EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, to account for the fair value of this warrant. The fair value was determined through the Black-Scholes valuation model with the following assumptions: a volatility of 90%, an expected life of two years, a risk-free interest rate of 4.98%, and no dividend yield. The issuance of this warrant represented a non-cash investing activity. Goodwill and other intangible assets are being amortized for tax purposes over a period of fifteen years. Morefocus Group, LLC is a developer of proprietary online content being deployed across selected Company owned websites. The Company accrued estimated transaction costs of $55 consisting of legal services. As of December 31, 2006, all of these costs have been paid.

The acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141. The purchase price has been assigned to the certain assets acquired and liabilities assumed based on their estimated fair value as determined by management. No value was assigned to acquired intangibles. The Company’s financial statements include the results of the operations of Morefocus Group, LLC subsequent to the acquisition date.

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

The acquisition cost was allocated as follows:

Assets
Fixed assets	$96
Other current assets	1
Goodwill	1,319

1,416
Liabilities
Accounts payable	135
Taxes payable	16
Warrants	126
Accrued acquisition costs	55

Total purchase price, excluding liabilities assumed	$1,084

During 2007, the Company recorded an adjustment to write down the value of certain acquired liabilities by $102, which was offset to goodwill.

SmartName, LLC

On September 7, 2006, the Company acquired the assets of SmartName, LLC for $16,500. The acquisition was funded by the Credit and Guaranty agreement entered into with a lending institution on September 7, 2006 (Note 7). SmartName, LLC provides domain name monetization services to an affiliate network of domain name owners, expanding the Company’s overall media business. The Company accrued estimated transaction costs of $230, consisting of legal and valuation services. As of December 31, 2006, all of these costs have been paid.

The acquisition was accounted for using the purchase method of accounting in accordance with SFAS 141. The purchase price has been assigned to certain assets acquired and liabilities assumed based on their estimated fair value as determined by management with the assistance of an independent third-party appraiser. Based on the valuation allocation, the intangible assets are being amortized over a period of three to five years. Goodwill and other intangible assets are being amortized for tax purposes over a period of 15 years. The weighted-average amortization period in total is 4.96 years. The weighted-average amortization period by major asset class is as follows: 5.0 years for customer relationships and 3.0 years for developed software. The Company’s financial statements include the results of the operations of SmartName, LLC subsequent to the acquisition date.

The acquisition cost was allocated as follows:

Assets
Customer relationships	$9,000
Developed software	180
Goodwill	7,550

16,730
Liabilities
Accrued acquisition costs	230

Total purchase price, excluding liabilities assumed	$16,500

Subsequent to the acquisition the Company recorded and adjustment to reduce accrued acquisition costs by $50, which was offset to goodwill.

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

Afternic, Inc.

On November 3, 2006, the Company acquired the assets of Afternic, Inc., a marketplace for the resale of domain names for $4,050 less a working capital adjustment at closing of approximately $324. Terms of the acquisition also provide for future purchase payments, not to exceed $1,550, contingent upon achieving certain financial milestones. The acquisition was funded by the Credit and Guaranty agreement entered into with a lending institution on September 7, 2006 (Note 7). This acquisition enables the Company to provide a means for independent third-party buyers and sellers of domain names to come together in a marketplace. Additionally, in conjunction with BuyDomains, NameMedia’s existing domain name marketplace, the acquisition aids the Company in creating the leading platform for the domain aftermarket. The Company accrued estimated transaction costs of $120, consisting of legal and valuation services. As of September 30, 2007, all of these costs have been paid.

The acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141. The purchase price has been assigned to the assets acquired and liabilities assumed based on their estimated fair value as determined by management with the assistance of an independent third-party appraiser. Based on the valuation allocation, the intangible assets are being amortized over a period of three to five years. Goodwill and other intangible assets are being amortized for tax purposes over a period of 15 years. The weighted-average amortization period in total is 3.4 years. The weighted-average amortization period by major asset class is as follows: 4.1 years for customer relationships and 3.0 years for developed software. The Company’s financial statements include the results of the operations of Afternic, Inc. subsequent to the acquisition date.

The acquisition cost was allocated as follows:

Assets
Registration rights	$114
Prepaid and other current assets	17
Property and equipment	29
Customer relationships	780
Developed software	1,390
Goodwill	1,772

4,102
Liabilities
Accrued expenses	256
Accrued acquisition costs	120

Total purchase price, excluding liabilities assumed	$3,726

During 2007, the Company made a final payment of $218 and recorded purchase accounting adjustments to working capital of $277. The offset of these adjustments was recorded to goodwill.

Dave’s Garden

On January 11, 2007, the Company acquired the assets of StandardOut, Inc dba Dave’s Garden, an online community for gardening enthusiasts for $3,500, of which $500 has been retained for future contingencies, and is expected to be paid in the first quarter of 2008. The acquisition was funded by the Credit and Guaranty agreement (Note 7). This enabled the Company to expand its presence in the online enthusiast community. Legal and valuation costs associated with the transaction were insignificant.

The acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141. The purchase price has been assigned to the assets acquired and liabilities assumed based on

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

their estimated fair value as determined by management with the assistance of an independent third-party appraiser. Based on the valuation allocation, the intangible assets are being amortized over a period of three to five years. Goodwill and other intangible assets are being amortized for tax purposes over a period of 15 years. The weighted-average amortization period in total is 3 years. The weighted-average amortization period by major asset class is as follows: 3.0 years for customer relationships and 3.0 years for noncompete agreements. The Company’s financial statements include the results of the operations of Dave’s Garden subsequent to the acquisition date.

The acquisition cost was allocated as follows:

Assets
Registration rights	$8
Property and equipment	5
Customer relationships	686
Noncompete agreements	63
Goodwill	2,738

Total purchase price	$3,500

Visionary Networks, Inc.

On January 26, 2007, the Company acquired the assets of Visionary Networks, Inc., an online community for astrology and related subjects for $14,077. Terms of the acquisition also provide for future purchase payments, not to exceed $7,500, contingent upon achieving certain financial milestones. The acquisition was funded by the Credit and Guaranty agreement (Note 7). This acquisition enabled the Company to expand its presence in the online enthusiast community. The Company accrued estimated transaction costs of $168, consisting of legal and valuation services. As of September 30, 2007, all of these costs have been paid.

The acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141. The Company expects to complete its final purchase price allocation in the fourth quarter of 2007 as determined by management with the assistance of an independent third-party appraiser. Goodwill and other intangible assets are being amortized for tax purposes over a period of 15 years. The Company’s financial statements include the results of the operations of Visionary Networks, Inc. subsequent to the acquisition date.

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

The acquisition cost was allocated as follows:

Assets
Registration rights	$1,375
Accounts receivable	440
Property and equipment	85
Prepaids	60
Developed software	3,000
Goodwill	9,352

14,312
Liabilities
Accrued expenses	67
Accrued acquisition costs	168

Total purchase price, excluding liabilities assumed	$14,077

Photo.net

On April 11, 2007, the Company acquired 100% of the stock of Luminal Path Corporation dba Photo.net, an online community for photography and related subjects for $6,000 offset by cash of $15. The acquisition was funded by the Credit and Guaranty agreement (Note 7). This acquisition enabled the Company to expand its presence in the online enthusiast community. The Company accrued estimated transaction costs of $162, consisting of legal and valuation services. As of September 30, 2007, all of these costs have been paid.

The acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141. The Company expects to complete its final purchase price allocation in the fourth quarter of 2007 as determined by management with the assistance of an independent third-party appraiser. The Company’s financial statements include the results of the operations of Photo.net subsequent to the acquisition date.

The acquisition cost was allocated as follows:

Assets
Registration rights	$15
Accounts receivable	2
Property and equipment	86
Cash	15
Customer relationships	1,500
Goodwill	5,176

6,794
Liabilities
Accrued acquisition costs	162
Deferred tax liabilities	632

Total purchase price, excluding liabilities assumed	$6,000

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

Pro Forma Information (unaudited)

The following unaudited pro forma information presents our results of operations as if the 2006 acquisitions of SmartName and Morefocus Group had taken place as of January 1, 2005 and the 2007 acquisition of Visionary Networks, Inc. had taken place as of January 1, 2006. The pre-acquisition results of GoldKey.com, LLC, Afternic, Inc., Dave’s Garden and Luminal Path Corporation dba Photo.net were not material and are excluded from the following information.

			Nine Months Ended
	Year Ended December 31		September 30,
	2005	2006	2007
	(unaudited)		(unaudited)

Revenue	$35,505	$71,640	$58,859
Net income before cumulative effect of change in accounting principle	$7,458	$3,582	$239

These pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the operating results that would have occurred had we acquired SmartName and Morefocus Group on January 1, 2005 and Visionary Networks, Inc. as of January 1, 2006, nor are they necessarily indicative of our future operating results.

4.	Goodwill and Intangibles

Intangible assets consist of the following:

	Weighted-
	Average	December 31, 2005			December 31, 2006			September 30, 2007 (unaudited)
	Amortization	Gross		Net	Gross		Net	Gross		Net
	Period	Carrying	Accumulated	Book	Carrying	Accumulated	Book	Carrying	Accumulated	Book
	(Years)	Value	Amortization	Value	Value	Amortization	Value	Value	Amortization	Value

Noncompete agreements	3.00	$200	$57	$143	$200	$124	$76	$263	$188	$75
Developed software	3.22	1,000	187	813	2,750	550	2,200	7,250	2,188	5,062
Customer relationships	4.35	—	—	—	11,780	1,124	10,656	13,966	3,517	10,449
Trademarks	4.89	1,900	336	1,564	1,900	729	1,171	1,900	1,025	875

Total		$3,100	$580	$2,520	$16,630	$2,527	$14,103	$23,379	$6,918	$16,461

Estimated amortization expense of intangible assets is as follows:

For the years ending December 31,

2007	$3,932
2008	3,846
2009	3,060
2010	1,957
2011	1,308

$14,103

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

The changes in the carrying amount of goodwill by reportable segment and in total for the periods ended December 31, 2005 and 2006 and the nine months ended September 30, 2007 are as follows:

	Reportable Segment
	Online Media	Domain Marketplace	Total

Balance at February 22, 2005	$—	$—	$—
Goodwill acquired during the year	7,315	54,368	61,683
Purchase accounting adjustments	—	—	—

Balance at December 31, 2005	7,315	54,368	61,683
Goodwill acquired during the year	9,238	1,769	11,007
Purchase accounting adjustments	—	4	4

Balance at December 31, 2006	16,553	56,141	72,694
Goodwill acquired during the year	17,266	—	17,266
Purchase accounting adjustments	345	(56)	289

Balance at September 30, 2007 (unaudited)	$34,164	$56,085	$90,249

5.	Related-Party Transactions

Note Payable

On January 2, 2004, Rare Names, LLC (Predecessor) entered into an agreement with one of its members to repurchase a member’s interest. In connection with the agreement, Rare Names, LLC (Predecessor) paid the member $460 in cash and entered into a $611 promissory note payable to the member. The note, which was payable in annual installments of $100, accrued interest at a rate of 3.52% per annum. In connection with the acquisition of the Predecessor in February 2005 (Note 1), this note was repaid in full.

Transactions with Affiliates

The Predecessor was party to various arrangements with an affiliate of a member including lease, administrative services and employee sharing agreements. The Predecessor also paid this affiliate for consulting fees and Website development services. For the year ended December 31, 2004 and the period from January 1, 2005 through February 21, 2005, expenses for these arrangements and services were approximately $284 and $17, respectively.

During 2004, the Predecessor transferred or sold a total of 1,538 domain name registration rights to a member and an affiliate of a member. The cost of these domain name registration rights was $95. The Predecessor received cash and recognized revenue of $241 in connection with the transfer or sale of these rights.

During 2004, a member of the Predecessor provided legal and other consulting services totaling approximately $108.

During the year ended December 31, 2004 and the period from January 1, 2005 through February 21, 2005, the Predecessor paid bonuses totaling $3,519 and $91, respectively, to its majority member. These payments have been included in general and administrative expenses in the combined statement of income.

In July 2005, the Company sold domain names to a member of one of its five percent stockholders, Raredomains.com, LLC, for approximately $700.

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

During the nine months ended September 30, 2007, the Company sold domain names to a member of one of its five percent stockholders, Raredomains.com LLC, for approximately $1,100.

The Company has engaged and continues to engage a third party to provide marketing services. The Company paid this third party approximately $708 in 2005, approximately $7,371 in 2006, approximately $6,400 during the nine months ended September 30, 2006 and approximately $4,006 during the nine months ended September 30, 2007 for these services. One of the Company’s five percent stockholders, Highland Capital Partners, owns an equity interest in this third party, and one of the Company’s directors, Robert Davis, serves on the board of directors of this third party. Two of our directors, Robert J. Davis and D. Richard de Silva, are affiliated with Highland Capital Partners.

6.	Lines of Credit

The Predecessor entered into a line of credit agreement, which provided for maximum principal borrowings of $600, as amended, accrued interest at the bank’s prime rate plus .25% and expired in March 2005. Borrowings under the line were secured by certain assets of the Predecessor and were personally guaranteed by an officer and member of the Predecessor.

On February 22, 2005, the Company entered into a line of credit agreement, which provides for maximum principal borrowings of $2,000, as amended, accrues interest at the bank’s prime rate plus .25% and expired on December 31, 2006. Borrowings under the line were secured by certain assets of the Company. As of December 31, 2006, this line of credit was cancelled in connection with the repayment of our $30,000 Loan and Security Agreement on September 7, 2006.

On September 7, 2006, the Company entered into a revolving line of credit agreement in conjunction with a credit and guaranty agreement with a lending institution, which provides for maximum principal borrowings of $10,000, accrues interest at 5.50%, and expired on September 6, 2007. Borrowings under the line are secured by certain assets of the Company. As of December 31, 2006, there were no amounts outstanding.

7.	Note Payable

On February 22, 2005, the Company entered into a $30,000 Loan and Security Agreement (the Note) with a lending institution. The Company was required to pay interest only for the first 12 months of the Note. The Note, which was repayable monthly beginning on March 1, 2006, accrued interest at a rate of 9.0% per annum. As of September 7, 2006, the balance outstanding on the note had been paid in full.

In connection with the Note, the Company entered into a Series A convertible redeemable preferred stock warrant dated February 22, 2005. The warrant offers the holder 120,000 shares of the Company’s Series A preferred stock ($.001 par value) at a price of $10.00 per share. As of December 31, 2005, the lending institution had not exercised the warrant. If unexercised, the warrant expires on February 22, 2012. The Company has allocated $844 of the proceeds from the note payable to account for the fair value of this warrant. The fair value was determined through the Black-Scholes option pricing model with the following assumptions: a volatility of 75%, an expected life of seven years, a risk-free interest rate of 4.09%, and no dividend yield. The issuance of this warrant represented a noncash financing activity. Effective January 1, 2006, the Company began accounting for these warrants in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Upon adoption of SFAS No. 150, the Company recorded the cumulative effect of the adoption totaling $872 by increasing the carrying value of the warrant from $844 to $1,716, the then fair value and reclassifying such amount to long-term liabilities. The Company is required to revalue the warrant each quarter, reflecting increases to fair value,

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

if any, as interest expense or income. For the nine months ended September 30, 2006 and 2007, the Company has recorded $1,464, $762 and $925 of interest expense, related to these warrants.

The fair value at December 31, 2006 of $3,180 was calculated with the following assumptions: a volatility of 90%, an expected remaining life of 5.14 years, a risk-free interest rate of 4.66%, and no dividend yield. The fair value at September 30, 2007 of $4,105 (unaudited) was calculated with the following assumptions: a volatility of 90%, an expected remaining life of 4.39 years, a risk-free interest rate of 4.41%, and no dividend yield.

On September 7, 2006, the Company entered into a $115,000 Credit and Guaranty Agreement (the Note) with a lending institution. The $115,000 consisted of a $105,000 term loan which was to be used for acquisitions, and to retire the outstanding debt related to the prior Note and a $10,000 revolving line of credit (Note 6). The Company was required to pay interest every three months. The Note, which was paid in full on November 21, 2007 (Note 17) accrued interest at a rate equal to the British Bankers Association Settlement Rate (BBA LIBOR) two days prior to the interest period plus 6.00%. As of December 31, 2006, this rate was 11.37%. At September 30, 2007, this rate was 11.33%. The Company had drawn upon the entire value of the Note and had remaining available funds of approximately $12,833 in a restricted escrow account owned by the Company (Note 2). Funds were released to the Company by the escrow agent upon repayment of the Note. The Note was collateralized by all of the assets of the Company. The Note contained certain negative covenants for the Company, including maintaining certain levels of interest coverage, leverage, and restrictions on capital expenditures. Additionally, the Note contained certain affirmative covenants for the Company, including financial statements, annual financial plans, portfolio listings, that the Company maintains its corporate existence, and paying taxes and other claims in a timely manner. The Company was in compliance with these covenants at December 31, 2006 and September 30, 2007.

8.	Employee Retirement Plan

The Predecessor maintained a Simplified Employee Pension Plan through a defined contribution plan that was qualified under Section 408K of the Internal Revenue Code covering those employees that met certain eligibility requirements, such as age, term of employment, etc. Contributions are determined annually by the members, but are limited to amounts deductible for federal income tax purposes. For the year ended December 31, 2004 and the period from January 1, 2005 through February 21, 2005, the Company accrued contributions to the plan of $161 and $15, respectively.

The Company maintains a 401(k) Plan (the 401(k) Plan) for its full-time employees in the United States. The 401(k) Plan allows employees of the Company to contribute up to the Internal Revenue Code prescribed maximum amount. Employees may elect to contribute from 1 percent to 99 percent of their annual compensation to the 401(k) Plan. The Company does not match employee contributions. Employee contributions are fully vested.

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

9.	Income Taxes

The provision for income taxes for the Company consists of the following:

	Period From
	February 22,
	2005 (Inception) to	Year Ended
	December 31,	December 31,
	2005	2006

Current provision
Federal	$3,224	$5,664
State	607	1,219

Total current provision for income taxes	3,831	6,883

Deferred provision (benefit)
Federal	450	(2,185)
State	53	(284)

Total deferred provision for (benefit from) income taxes	503	(2,469)

Total income tax provision	$4,334	$4,414

The income tax provision for the period from February 22, 2005 through December 31, 2005 and the year ended December 31, 2006 differ from the amounts computed by applying the statutory federal income tax rate to the consolidated income before income taxes as follows:

	Period From
	February 22,
	2005 (Inception) to	Year Ended
	December 31,	December 31,
	2005	2006

Expense computed at statutory rate	34.00%	35.00%
Increase (reduction) resulting from:
State income tax expense	3.96%	4.55%
Stock-based compensation pursuant to SFAS No. 123(R)	—	4.79%
Interest on convertible redeemable warrants pursuant to SFAS No. 150	—	7.30%
Other nondeductible items	0.44%	4.05%

Provision for income taxes	38.40%	55.69%

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31,
	2005	2006

Deferred tax assets:
Current:
Registration rights	$485	$2,286
Accrued expenses	181	1,020
Deferred stock-based compensation	73	1,421

	739	4,727
Long-term:
Intangible assets	155	741
Property and equipment	1	—

	156	741

Total deferred tax assets	$895	$5,468

Deferred tax liabilities:
Current:
Prepaid renewal fees	$97	$328
Gain on sale of domain names	—	39

	97	367
Long-term:
Goodwill	1,301	3,057
Property and equipment	—	78

	1,301	3,135

Total deferred tax liabilities	$1,398	$3,502

Net current deferred tax assets	$642	$4,360

Net long-term deferred tax liabilities	$1,145	$2,394

The Company has recorded a deferred tax asset for stock-based compensation recorded on unexercised nonqualified stock options and restricted stock units. The ultimate realization of this asset is dependent upon the fair value of the Company’s stock when the options are exercised and the shares relating to the restricted stock units are issued. Although realization is not assured, the Company believes it is more likely than not, based on its operating performance and projections of future taxable income, that the Company’s deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced if the Company’s projections of future taxable income are reduced or if the Company does not perform at the levels it is projecting. This could result in the establishment of a valuation allowance for deferred tax assets and a corresponding increase to income tax expense.

The Company recognizes future tax benefits or expenses attributable to its taxable temporary differences. Recognition of deferred tax assets is subject to the Company’s determination that realization is more likely than not. Based on taxable income projections, the Company believes that the recorded deferred tax assets will be realized.

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

Adoption of FIN 48

The Company adopted the provisions of the FASB Interpretation No. 48 (FIN), Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. At January 1, 2007, the Company did not have any unrecognized tax benefits.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. At September 30, 2007, did not have any recorded interest or penalties related to unrecognized tax benefits.

The Company and its subsidiaries file income tax returns in the U.S. federal tax jurisdiction as well as in various state and foreign jurisdictions. The tax years 2005 through 2007 remain open to examination by the major taxing jurisdictions for which the Company is subject to income tax.

10.	Commitments and Contingencies

The Company has entered into various service agreements with ICANN accredited registrars, whereby the registrars provide space in their respective data centers with a direct connection to the Revising SRS registry using co-location servers provided by the Company. The initial terms of these agreements range from six months to one year and are renewable for various extended terms.

The Company conducts its operations in leased office facilities under various noncancelable operating lease agreements that expire through June 2012. Certain of the Company’s operating leases include escalating payment amounts. In accordance with SFAS No. 13, Accounting for Leases, the Company recognizes the related rent expense on a straight line basis over the term of the lease. Total rent expense under these leases was approximately $144, $560 and $563 for the period February 22, 2005 through December 31, 2005, the year ended December 31, 2006, and the nine months ended September 30, 2007, respectively. During the year ended December 31, 2004 and the period from January 1, 2005 through February 21, 2005, the Predecessor company did not incur rent expense.

Future minimum lease payments under noncancelable operating leases at December 31, 2006 are as follows:

Year Ending December 31,
2007	$690
2008	558
2009	62
2010	65
2011	68
2012	34

Total	$1,477

From time to time and in the ordinary course of business, the Company may be subject to various claims, charges, and litigation. For the year ended December 31, 2004, the period from January 1, 2005 through February 21, 2005, and the period February 22, 2005 through December 31, 2005, and the year ended December 31, 2006 and the nine months ended September 30, 2007, the Company did not have any pending claims, charges, or litigation that it expects would have a material adverse effect on its consolidated financial position, results of operations or cash flow.

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

11.	Convertible Redeemable Preferred Stock and Stockholders’ Equity

The current authorized capital stock consists of 74,000,000 shares of Common Stock, par value $.001 per share (the Common Stock) and 5,350,000 shares of Preferred Stock, par value $.001 per share of which 4,600,000 shares were designated as Series A convertible redeemable preferred stock, and 750,000 shares were designated as Series Z convertible redeemable preferred stock. The Series A convertible redeemable preferred stock and Series Z convertible redeemable preferred stock are herein collectively referred to as the Preferred Stock.

The Company has reserved an aggregate of 32,075,311 shares of Common Stock for issuance upon conversion of the Series A convertible redeemable preferred stock (4,600,000), Series Z convertible redeemable preferred stock (750,000) and the 2005 Amended and Restated Stock Option and Grant Plan (4,575,311).

In December 2006, the Company repurchased 76,187 shares of common stock at a price of $4.89 per share from a former employee for $372. These shares had been issued upon the exercise of vested stock options in February 2006. In September 2007, the Company repurchased 7,918 shares of common stock at a price of $6.15 per share from a former employee for $49. These shares had been issued upon vesting of restricted stock units (see note 12). Under the 2005 Amended and Restated Stock Option Grant Plan, the Company is able to repurchase shares issued to employees at fair market value as determined by an independent third-party valuation so long as the repurchased shares have been issued and outstanding for more than six months.

Preferred Stock

In February 2005, the Company issued 4,310,000 shares of Series A convertible redeemable preferred stock at price of $10.00 per share. Proceeds to the Company were $43,100. In connection with the acquisition of the Predecessor, the Company issued 750,000 shares of Series Z convertible redeemable preferred stock valued at a price of $10.00 per share.

In January 2006, the Company issued 20,000 shares of Series A convertible redeemable preferred stock at a price of $10.00 per share to two members of the Board of Directors. Proceeds to the Company were $200. The shares were fully vested upon purchase. Upon issuance, the Company recorded a compensation charge of $145.

Significant features of the Preferred Stock are as follows:

Voting

The holders of the Preferred Stock vote together with all other classes and series of stock of the Company as a single class on all actions to be taken by the stockholders of the Company. Each holder of the shares of Preferred Stock is entitled to such number of votes equal to the number of shares of common stock into which the shares of Preferred Stock are then convertible.

Dividends

The holders of the Preferred Stock shall be entitled to receive, if and when declared by the Board of Directors, cumulative dividends equal to $0.80 per annum per share (subject to appropriate and equitable adjustment upon the occurrence of any stock split, stock dividend, reverse stock split, or combination of the outstanding shares of Preferred Stock), which dividends shall accrue daily in arrears whether or not such dividends are declared by the Board of Directors. If the Company fails to redeem the Preferred Stock on the redemption date (as discussed below), the holders of Preferred Stock will be entitled to receive cumulative dividends equal to $1.00 per annum per share. In the event dividends are declared and paid on the Common Stock, other than stock dividends, the holders of Preferred Stock are entitled to receive an amount equal to the

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

amount payable as if the Preferred Stock had been converted into the largest amount of whole common shares possible on such date.

Liquidation

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (including an extraordinary transaction such as a merger or consolidation into another entity, the sale or transfer of all or substantially all of the assets of the Company or a change of control transaction), the holders of the shares of Preferred Stock are entitled, before any distribution or payment is made upon any stock ranking on liquidation junior to the Preferred Stock, to be paid an amount equal to $10.00 per share of Series A convertible redeemable preferred stock and Series Z convertible redeemable preferred stock, (subject to appropriate adjustment for any stock splits, stock dividends, recapitalizations and the like with respect to such series of preferred stock), plus any declared but unpaid dividends to which such holder is then entitled provided that the holders of Series A convertible redeemable preferred stock receive any such distribution prior to the holders of Series Z convertible redeemable preferred stock. Any net assets remaining after payment of such preferential amount to the holders of all preferred stock will be shared ratably by holders of all Preferred Stock and the holders of the Common Stock.

Conversion

Each share of Series A convertible redeemable preferred stock and Series Z convertible redeemable preferred stock, is convertible at any time into that number of fully paid shares of Common Stock as determined by dividing the respective convertible redeemable preferred stock issue price by the conversion price in effect at the time. The current conversion price of the Series A convertible redeemable preferred stock and Series Z convertible redeemable preferred stock is $2.00 per share, subject to adjustment for certain antidilutive events. The holders of Preferred Stock exercising such conversion rights are also entitled upon conversion to payment of any accrued but unpaid dividends.

Additionally, upon (i) the closing of the sale of shares of Common Stock to the public at a price per share of at least $6.00 (as adjusted from time to time) in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $75,000 of gross proceeds to the Corporation (a Qualified Public Offering) or (ii) the written consent or affirmative vote of the holders of at least seventy percent of the then outstanding shares of Preferred Stock, all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate applicable to such shares of Preferred Stock.

Redemption

On or after February 22, 2010, the holders of at least 70% of the outstanding shares of Preferred Stock may require the Company to redeem the outstanding shares of Preferred Stock in their entirety for a cash price equal to $10.00 per share plus the special dividend accruing at an annual rate of $0.80 from the date of issuance (as discussed above) in three equal installments. If the Company fails to redeem the Preferred Stock on such redemption dates, the special dividend shall accrue at an annual rate of $1.00.

12.	Stock-Based Compensation Plans

Employee Stock Option Plan

In 2005, the Company adopted the 2005 Stock Option and Grant Plan. In 2006, the Company amended the plan and adopted the 2005 Amended and Restated Stock Option and Grant Plan (the Plan) which provides for the issuance of equity-based awards to employees, including executive officers and consultants. Under the

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

Plan, the Board of Directors can grant incentive stock options, nonqualified stock options, restricted stock, and restricted stock units. The Board of Directors determines the exercise price of options granted under the plan; the exercise price is equal to or greater than the underlying fair market value of the Company’s common stock. Options granted under the Plan expire ten years after the grant date. Options generally become exercisable over a four-year period based on continued employment and vest either annually or monthly. Shares available for future grants under the Plan totaled approximately 103,709 and 269,694 shares, as of December 31, 2006 and September 30, 2007, respectively.

Restricted Stock Units

In 2006, the Company awarded restricted stock units to employees pursuant to the Plan who elected to remediate certain options granted at below fair market value in 2005. An aggregate of 2,969,587 restricted stock units of the Company’s common stock have been granted to date. The shares are available for distribution, at no cost, to these individuals at the end of a four year vesting period. Employees who terminate prior to the end of the four year vesting period receive vested shares based on length of service. A total of 477 and 64,680 common shares have been issued for the year ended December 31, 2006 and nine months ended September 30, 2007, respectively. The fair value of the awards, based on intrinsic value at the grant date, is charged to compensation expense on a straight line basis over the vesting period.

Stock-Based Compensation

Through December 31, 2005, the Company accounted for its stock-based compensation awards to employees using the intrinsic value method prescribed in APB Opinion No. 25, and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of grant as the difference between the deemed fair value of the Company’s common stock and the option exercise price multiplied by the number of options granted.

The Company adopted SFAS No. 123(R), effective January 1, 2006. The Company has elected to use the Black-Scholes option pricing model to determine the weighted-average fair value of options granted. In accordance with SFAS No. 123(R), the Company will recognize the compensation cost of share-based awards on a straight-line basis over the vesting period of the award.

As there has been no public market for the Company’s common stock prior to this offering, the Company has determined the volatility factor used for the computation of fair value of equity awards based on an analysis of reported data for a peer group of companies that issued equity with substantially similar terms. The expected volatility of equity awards has been determined using an average of the historical volatility measures of this peer group of companies for a period equal to the expected life of the option. The expected volatility for equity awards during the year ended December 31, 2006 and nine months ended September 30, 2007 was 71%. The expected life of equity awards issued to employees has been determined utilizing the “simplified” method as prescribed by SAB No. 107, Share-Based Payment. The expected life of equity awards granted during the year ended December 31, 2006 and nine months ended September 30, 2007 was 6.02 and 6.16 years, respectively. For the year ended December 31, 2006, the weighted-average risk free interest rate used ranged from 4.33% to 5.02%. For the nine months ended September 30, 2007, the weighted-average risk free interest rate used ranged from 4.82% to 4.92%. The risk-free interest rate is based on a zero coupon United States treasury instrument whose term is consistent with the expected life of the stock options. The Company has not paid and does not anticipate paying cash dividends on its shares of common stock. Therefore, the expected dividend yield is assumed to be zero. In addition, SFAS No. 123(R) requires companies to utilize an estimated forfeiture rate when calculating the expense for the period. SFAS No. 123 permitted companies to record forfeitures based on actual forfeitures, which was the Company’s historical policy under SFAS No. 123. As a result, the Company applied an estimated forfeiture rate, based on its limited historical forfeiture experience,

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

of 3.75% and 2.52% in the year ended December 31, 2006 and nine months ended September 30, 2007, respectively, in determining the expense recorded in our consolidated statement of income.

Because there has been no public market for the Company’s common stock, in determining the fair value of its common stock, the board of directors considered a number of objective and subjective factors, including the Company’s operating and financial performance and corporate milestones, the prices at which the Company sold shares of convertible preferred stock, the superior rights and preferences of securities senior to its common stock at the time of each grant, and the risk and nonliquid nature of its common stock. In May 2005, the Company determined that the fair value of its common stock as of, and after giving effect to our acquisition of the Predecessor on February 22, 2005 was $0.76 per share. The Company’s board of directors used this valuation in determining fair value of its common stock for stock option grants during the period through February 2006. The Company believed its determination of fair value of its common stock during this period to be reasonable based on the foregoing factors. For all equity awards during the period from March 2006 through December 2006, including stock option grants and awards of restricted stock units, the Company’s board of directors considered contemporaneous valuations of the fair value of the common stock in determining the fair value thereof.

In 2006, in connection with the preparation of the Company’s 2005 and first quarter 2006 financial statements, the Company retrospectively reassessed the fair value of its common stock during the period from September 2005 through February 2006. In reviewing the fair value of the common stock underlying the equity awards granted during this period, the Company’s board of directors considered the factors used in the historical determinations of fair value and determined that the valuation as of February 22, 2005 did not appropriately account for the Company’s operating performance since July 2005. As a result, the Company recognized additional compensation expense under APB 25 of $193 during the period ended December 31, 2005.

In connection with the retrospective reassessment of fair value and the contemporaneous valuations, the Company followed guidelines set forth in the AICPA’s Practice Aid Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the AICPA Practice Aid.

In making such retrospective reassessments and contemporaneous assessments of fair value, the Company used a probability-weighted combination of the guideline public company method and the discounted future cash flow method to estimate its aggregate enterprise value at each valuation date. The guideline public company method estimates the fair market value of a company by applying to that company market multiples which, in this case, were revenue and EBITDA multiples of publicly traded firms in similar lines of business. The companies used for comparison under the guideline public company method were selected based on a number of factors, including but not limited to, the similarity of their industry, business model, financial risk and other factors. The Company applied a 50%-60% weighting to the revenue multiple and 40%-50% weighting to the EBITDA in determining the guideline public company fair market value estimate. The discounted future cash flow method involves applying appropriate risk-adjusted discount rates of 18-20% to estimated debt-free cash flows, based on forecasted revenue and costs. The projections used in connection with these valuations were based on the Company’s expected operating performance over the forecast period. There is inherent uncertainty in these estimates. If the Company had used different discount rates or assumptions, the valuation would have been different.

To allocate the enterprise value determined under the guideline public company method and the discounted future cash flow method to its common stock, the Company used the probability-weighted expected return method. Under the probability-weighted expected return method, the fair value of the Company’s common stock was estimated based upon an analysis of future values for the Company assuming various future outcomes, the timing of which were based on the plans of the Company’s board and management. Share value is based on the probability-weighted present value of expected future investment returns, considering

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

each of the possible outcomes available to us as well as the rights of each share class. The fair market value of the Company’s common stock was estimated using a probability-weighted analysis of the present value of the returns afforded to its shareholders as a continuing private company without a future liquidity event, as well as under each of three possible future liquidity scenarios. Three of the scenarios assume a shareholder exit, either through an initial public offering, or IPO, or a sale of the Company, or a liquidation not in connection with a sale. The other scenario assumes operations continue as a private company and no exit transaction occurs. For the IPO scenario, the estimated future and present values for our common stock was calculated using assumptions including: the expected premoney valuation prior to any IPO based on the guideline public company method discussed above; the expected dates of the future expected IPO; and an appropriate risk-adjusted discount rate. For the sale scenario, the estimated future and present values for our common stock were calculated using assumptions including: an equal weighting of the guideline public company method and the discounted cash flow method discussed above; the expected date of the future expected sale; and an appropriate risk-adjusted discount rate. For the liquidation scenario, the estimated future and present values for the Company’s common stock was calculated using assumptions including: the expected liquidation proceeds based upon a sale of the Company assets; the expected date of the liquidation; and an appropriate risk-adjusted discount rate. For the private company with no exit scenario, the Company used an equal weighting of the guideline public company method and the discounted cash flow method based on present day forecast assumptions. The Company has also used a marketability discount of 30% for the private company with no exit scenario. Finally, the present value calculated for the Company’s common stock under each scenario was probability weighted based on its estimate of the relative occurrence of each scenario. In the Company’s retrospective reassessments, it has increased the probability associated with the occurrence of an IPO from 10% in September 2005 to 20% in March 2006; the Company assumed the probability of a sale of the Company remained constant at 10% from September 2005 to March 2006; the Company increased the probability of liquidation from 5% in September 2005 to 10% in March 2006; the Company decreased the probability of continuing operations as a private company from 75% in September 2005 to 60% in March 2006. In its contemporaneous valuations, the Company increased the probability associated with the occurrence of an IPO from 20% in March 2006 to 40% in December 2006 and March 2007, and decreased the probability to 35% in June 2007 and September 2007; the Company assumed the probability of a sale of the Company remained constant at 10% from March 2006 to December 2006 increased the probability to, 30% in March 2007, and to 35% in June 2007 and September 2007; the Company decreased the probability of continuing operations as a private company from 60% in March 2006 to 40% in December 2006, and to 20% in March 2007, June 2007 and September 2007. The estimated fair market value of the Company’s common stock at each valuation date is equal to the sum of the probability-weighted present values for each scenario.

The retrospectively reassessed fair value of the Company’s common stock on September 30, 2005, December 31, 2005 and March 31, 2006 was $2.82, $3.45, and $3.72 per share, respectively. The contemporaneously assessed fair value of the Company’s common stock on June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 was $3.65, $4.89, $6.15, $6.15, $7.47, and $7.89 per share, respectively. For stock option and restricted stock unit grants that did not occur exactly on a valuation date, the Company has assumed a straight line the appreciation of fair market value between valuation dates.

In July 2006, the Company offered the holders of then outstanding stock options granted during the period from September 2005 through February 2006 the opportunity to modify the terms of their stock option agreements to increase the exercise price of such stock options to reflect the retrospectively reassessed fair values of the Company’s common stock during the period from September 2005 through February 2006. Although these awards were granted at a price equal to the fair value as determined in the Company’s February 2005 common stock valuation, the board of directors determined that it was in the best interest of the Company and the optionees to increase the exercise price of affected options to avoid potential penalties

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

under Section 409A of the Internal Revenue Code. The number of shares covered by each modified stock option was decreased to ensure that the aggregate exercise price of that affected option remained unchanged. In addition, for those holders who agreed to modify their affected options, the Company awarded to them restricted stock units covering that number of shares of its common stock as equal to the number of shares by which his or her affected options were reduced. As a result of these modifications, the Company will recognize up to an additional $1,600 of compensation expense relating to stock option and restricted stock awards. This incremental amount represents the fair value of the stock options and restricted stock units immediately after the modification as compared to the value of the original awards prior to the modification. A future expense of $11,200 and $11,315 related to unvested stock option and restricted stock unit awards is expected to be recognized over a weighted-average period of 3.04 and 2.58 years at December 31, 2006 and September 30, 2007, respectively.

Impact of Adoption of SFAS No. 123(R)

The Company recognized stock-based compensation expense under SFAS No. 123(R) of $4,590 for the year ended December 31, 2006, $3,635 for the nine months ended September 30, 2006, and $3,480 for the nine months ended September 30, 2007. The following table presents the stock-based compensation expense for stock options and restricted stock units by income statement category:

	Year Ended	Nine Months Ended	Nine Months Ended
	December 31,	September 30,	September 30,
	2006	2006	2007
		(unaudited)	(unaudited)

Cost of revenue — Online media	$97	$68	$80
Cost of revenue — Domain name sales and related services	80	41	95
Product development	235	137	346
Sales and marketing	461	288	768
General and administrative	3,717	3,091	2,191

Stock-based compensation expense before income taxes	4,590	3,625	3,480
Income tax benefit	(1,421)	(1,434)	(915)

Stock-based compensation expense after income taxes	$3,169	$2,191	$2,565

SFAS No. 123(R) requires that cash flows resulting from excess tax benefits to be classified as part of cash flows from financing activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for those options. No options were exercised prior to January 1, 2006. No excess tax benefits have been recorded by the Company as a result of adopting SFAS No. 123(R).

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

Pro Forma Information for Periods Prior to the Adoption of SFAS No. 123(R)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. Had compensation cost for the Company’s stock option plan been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS No. 123, the Company’s net income would have been the following:

Period From
February 22,
2005 (Inception) to
December 31,
2005

Net income, as reported	$6,969
Add stock-based compensation expense included in reported net income	193
Deduct stock-based employee compensation cost determined under the fair value method	(255)

Pro forma net income	$6,907

The fair value of stock options granted under the Plan were estimated as of the date of the grant offering using a Black-Scholes pricing model based on the following weighted-average assumptions:

	Period From
	February 22, 2005
	(Inception) to	Year Ended	Nine Months Ended
	December 31,	December 31,	September 30,
	2005	2006	2007
			(unaudited)

Risk free interest rate	5.02%	4.33%-5.02%	4.82%-4.98%
Weighted-average expected term (years)	6.13	6.02	6.16
Weighted-average expected volatility	71.00%	71.00%	71.00%
Expected dividend yield	0.00%	0.00%	0.00%

The weighted-average grant-date fair value of options granted was $0.78, $3.22, and $4.56 for the years ended December 31, 2005 and 2006 and the nine months ended September 30, 2007, respectively.

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

Stock-Based Award Activity

A summary of the status and activity for stock option awards under the Plan for the periods ended December 31, 2005 and 2006 and nine months ended September 30, 2007 are as follows:

			Weighted-Average
			Remaining	Aggregate
		Weighted-Average	Contractual Term	Intrinsic
	Shares	Exercise Price	(years)	Value

Outstanding at February 22, 2005	—	$0.00
Granted	2,490,436	$0.76
Exercised	—	$0.00
Forfeited	(457,125)	$0.76

Outstanding at December 31, 2005	2,033,311
Granted	4,970,532	$4.12
Exercised	(201,582)	$0.76		$581
Cancelled	(3,646,652)	$0.76
Forfeited	(365,438)	$1.63

Outstanding at December 31, 2006	2,790,171	$3.06	9.04	$8,573
Granted	708,000	$6.15
Exercised	(22,437)	$2.57		$84
Forfeited	(251,067)	$4.52

Outstanding at September 30, 2007 (unaudited)	3,224,668	$3.65	8.48	$13,695

Vested and unvested expected to vest at December 31, 2006	2,629,189	$3.09	9.04	$7,751
Vested and unvested expected to vest at September 30, 2007 (unaudited)	3,118,342	$3.56	8.48	$13,510
Exercisable at December 31, 2005	—	N/A	N/A	$3,046
Exercisable at December 31, 2006	620,619	$1.71	8.49	$2,851
Exercisable at September 30, 2007 (unaudited)	1,072,133	$2.41	7.97	$6,586

The following table summarizes by grant date the number of shares of common stock subject to options granted during the twelve months ended September 30, 2007, the per share exercise price of the options and the per share fair value of the Company’s common stock:

	Number of Shares	Per Share	Per Share Fair
	Subject to Option	Exercise Price	Value of Common
	Grant	of Option(1)	Stock(2)

November 2006	793,059	$4.89	$4.89
February 2007	642,000	$6.15	$6.15
June 2007	66,000	$6.15	$6.15

(1)	The Per Share Exercise Price of Option represents the fair value of our common stock on the date of grant.

(2)	The Per Share Fair Value of Common Stock represents the determination by our Board of Directors, the fair value of our common stock on the date of grant, taking into account our contemporaneous valuation of our common stock.

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

During 2005, the Company issued options to purchase 2,490,436 shares of common stock at exercises prices less than fair market value and recorded $1,996 of deferred compensation and $193 of compensation expense relating to these awards. A summary of the status and activity for restricted stock units under the Plan for the year ended December 31, 2006 and nine months ended September 30, 2007 are as follows:

			Weighted-Average
		Grant Date	Remaining	Aggregate
		Fair	Contractual Term	Intrinsic
	Shares	Market Value	(Years)	Value

Outstanding at January 1, 2006
Granted	2,969,587	$3.65
Vested	(703,155)	$3.65
Issued as common stock	(477)	$3.65
Forfeited	(92,407)	$3.65

Unvested at December 31, 2006	2,173,548	$3.65	3.12	$5,434
Granted	—	$—
Vested	(612,106)	$3.65
Issued as common stock	(64,680)	$3.65
Forfeited	(195,561)	$3.65

Unvested at September 30, 2007 (unaudited)	1,301,201	$3.65	2.40	$5,517

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s common stock price as of December 31, 2006 and September 30, 2007 and the grant date fair value multiplied by the number of in-the-money restricted stock units that would have been received by the restricted stock unit holders had all restricted stock units been paid at December 31, 2006 and September 30, 2007. The total amount of the aggregate intrinsic unvested value will fluctuate based on the fair market value of the Company’s common stock.

13.	Property and Equipment

Property and equipment consisted of the following at:

		December 31,		September 30,
	Useful Life	2005	2006	2007
				(Unaudited)

Furniture	5 years	$4	$9	$9
Computer equipment	3 years	384	1,339	2,026
Purchased software	3 years	64	380	722
Leasehold improvements	Life of lease	14	28	28
Website development costs	3-5 years	—	228	306

		466	1,984	3,091
Less accumulated depreciation		(95)	(472)	(1,100)

Property and equipment, net of accumulated depreciation		$371	$1,512	$1,991

The Company capitalized $228, $29 and $78 related to Website development costs and recorded related amortization expense of $48, $2 and $71 for the year ended December 31, 2006 and nine months ended

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

September 30, 2006 and 2007, respectively. The remaining book value of the capitalized Website development costs was $180, $27 and $187 as of December 31, 2006 and September 30, 2006 and 2007, respectively.

Depreciation expense was $91, $16, $95, $408, $240 and $627 for the year ended December 31, 2004, the periods January 1, 2005 through February 21, 2005, February 22, 2005 through December 31, 2005, the year ended December 31, 2006, and the nine months ended September 30, 2006 and 2007, respectively. In 2006, the Company disposed of assets with original cost of $125 and accumulated depreciation of $31.

14.	Segment Information

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments in annual financial statements and requires selected information of these segments be presented in interim financial reports to stockholders. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision making group, as defined under SFAS No. 131, consists of the Company’s chief executive officer, president and chief operating officer, and chief financial officer.

For all periods presented the Company operated in a single geographic region principally in the United States providing Internet merchant transaction services to enterprises. Assets and liabilities and their related cash flows are not separately identified on a segment basis.

For the year ended December 31, 2006, the Company managed its business along two distinct revenue sources. The primary areas of measurement and decision-making include the Online Media network and Domain Marketplace. Our Online Media network generates revenues primarily through the placement of advertising on websites that are owned by the Company and in our affiliate network. The Domain Marketplace segment generates revenues primarily by the sale of domain names that are owned by the Company and in our affiliate network, commissions received on the referral of business services related to the Company’s BuyDomains.com and Afternic.com platforms, and the sale of business services, such as escrow services, assisted offer services, and domain name appraisal services through the Company’s Afternic.com platform. Other includes unallocated costs, including technology, portfolio management and corporate costs.

Management relies on an internal management reporting process that provides revenue and adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) for making financial decisions and allocating resources. Adjusted EBITDA is a measurement required by our Credit and Guaranty Agreement (Note 7). Management believes that Adjusted EBITDA is an appropriate measure for evaluating the performance of the Company’s segments. However, this measure should be considered in addition to income from operations or other measures of financial performance prepared in accordance with generally accepted accounting principles.

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

The following table presents summarized information by segment:

		Period	Period
		January 1,	February 22,
		2005	2005 (Inception)		Nine Months	Nine Months
	Year Ended	through	through	Year Ended	Ended	Ended
	December 31,	February 21,	December 31,	December 31,	September 30,	September 30,
	2004	2005	2005	2006	2006	2007
					(unaudited)

Revenue
Online media	$3,791	$939	$7,532	$29,843	$18,544	$30,419
Domain marketplace	15,665	2,778	20,107	31,202	23,515	27,855

Total revenue	19,456	3,717	27,639	61,045	42,059	58,274

Adjusted EBITDA
Online media	2,975	778	5,994	16,978	10,370	18,071
Domain marketplace	11,785	1,631	15,515	20,976	16,326	17,494
Other	(4,875)	(516)	(4,590)	(9,470)	(6,268)	(11,436)

Total Adjusted EBITDA	$9,885	$1,893	$16,919	$28,484	$20,428	$24,129

A reconciliation of Adjusted EBITDA to Net income before cumulative effect of change in accounting principle follows:

		Period	Period
		January 1,	February 22,
		2005	2005 (Inception)		Nine Months	Nine Months
	Year Ended	through	through	Year Ended	Ended	Ended
	December 31,	February 21,	December 31,	December 31,	September 30,	September 30,
	2004	2005	2005	2006	2006	2007
					(unaudited)

Adjusted EBITDA	$9,885	$1,893	$16,919	$28,484	$20,428	$24,129
Amortization of registration rights	(805)	(200)	(2,224)	(5,934)	(4,743)	(4,500)
Stock-based compensation	—	—	(193)	(4,590)	(3,625)	(3,480)
Depreciation and amortization	(102)	(18)	(675)	(2,355)	(1,237)	(5,019)
Loss on early extinguishment of debt	—	—	—	(717)	(717)	—
Interest expense, net	(133)	(11)	(2,524)	(6,962)	(3,252)	(10,972)

Income before taxes	8,845	1,664	11,303	7,926	6,854	158
Income taxes (benefit)	—	—	4,334	4,414	3,817	(2)

Net income before cumulative effect of change in accounting principle	$8,845	$1,664	$6,969	$3,512	$3,037	$160

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

15.	Accrued Liabilities

Accruals consist of the following at:

	December 31,		September 30,
	2005	2006	2007
			(unaudited)

Employee bonuses	$399	$843	$1,214
Other employee related	222	679	1,070
Professional fees	396	846	515
Other	507	1,478	1,509

Total	$1,524	$3,846	$4,308

16.	Quarterly Financial Data (unaudited)

The following table presents the Company’s unaudited quarterly consolidated results of operations for each of the eight quarters in the period ended December 31, 2006 and each of the three quarters in the period ended September 30, 2007. The unaudited quarterly consolidated information has been prepared on the same basis as our audited consolidated financial statements. You should read the following table presenting our quarterly consolidated results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

	Period from
	February 22,
	2005 (Inception) to	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005

Total revenues	$2,925	$7,277	$7,913	$9,524
Total cost of revenue	666	1,767	1,946	2,871

Total gross profit	2,259	5,510	5,969	6,653
Total operating costs and expenses	395	1,588	1,853	2,726

Operating income	1,864	3,922	4,114	3,927
Net income	$964	$1,966	$2,083	$1,956

Net income per common share:
Basic	—	—	—	—
Diluted	$—	$0.04	$0.04	$0.04

NAMEMEDIA, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share data)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2006	2006	2006	2006

Total revenues	$11,586	$14,095	$16,378	$18,986
Total cost of revenue	3,513	5,096	7,959	6,343

Total gross profit	8,073	8,999	8,419	12,643
Total operating expenses	4,733	4,481	6,171	7,861

Operating income	3,340	4,518	2,248	4,782
Net income before cumulative effect of change in accounting principle	$1,125	$1,742	$170	$475
Net income	$253	$1,742	$170	$475

Net income (loss) per common share:
Basic	$(23.65)	$0.03	$(4.69)	$(2.92)
Diluted	$(23.65)	$0.03	$(4.69)	$(2.92)

	Three Months Ended
	March 31,	June 30,	September 30,
	2007	2007	2007

Total revenues	$19,082	$18,186	$21,006
Total cost of revenue	5,738	7,296	6,723

Total gross profit	13,344	10,890	14,283
Total operating expenses	8,736	9,310	9,341

Operating income	4,608	1,580	4,942
Net income (loss)	$404	$(498)	$254

Net income (loss) per common share:
Basic	$(3.24)	$(7.90)	$(3.90)
Diluted	$(3.24)	$(7.90)	$(3.90)

17.  Subsequent Event (unaudited)

On November 21, 2007, the Company entered into a $125,000 Credit Agreement (the Term Note) with a group of lending institutions. The $125,000 consists of a $90,000 term loan which was used to retire the outstanding debt related to the prior Note (Note 7) and a $35,000 revolving line of credit (Note 6). The Company is required to pay interest every one, two, or three months as elected by the Company after each interest payment period. As of November 23, 2007, the Company elected to pay interest for the first loan period at the end of two months. The Term Note, which is payable quarterly at varying rates beginning March 31, 2008, with the final payment due on November 21, 2012, currently accrues interest an annual rate equal to the British Bankers Association LIBOR rate, or BBA LIBOR two business days prior to the interest period plus 4.00%. As of November 23, 2007, this rate was 9.05%. The $90,000 Term Note was fully drawn on November 21, 2007. The Company has not drawn on the revolving line of credit. The Term Note is collateralized by all the assets of the Company. The Term Note contains certain affirmative covenants for the Company, including financial statements, preservation of existence, maintenance of properties and insurance, compliance with law and use of proceeds. Additionally, the Term Note contains certain negative covenants, including leverage ratio and fixed charge coverage ratio requirements. The pro forma balance sheet presented as of September 30, 2007 reflects, among other things, the payment of the prior Note and the issuance of the new Term Note as if the transactions had occurred on September 30, 2007, the write off of the deferred financing costs associated with the prior Note of $2.0 million, the payment of a $1.1 million early termination fee, and the capitalization of $2.1 million of debt issuance costs related to the Term Note.

SMARTNAME, LLC

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004

SMARTNAME, LLC

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Page
Number

Independent Auditor’s Report	F-47
Financial Statements:
Balance sheet	F-48
Operations	F-49
Members’ equity	F-50
Cash flows	F-51
Notes to financial statements	F-53

INDEPENDENT AUDITOR’S REPORT

To the Members
Smartname, LLC
Cherry Hill, New Jersey

We have audited the accompanying balance sheet of Smartname, LLC as of December 31, 2005 and 2004, and the related statements of operations, members’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smartname, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ MARGOLIS & COMPANY P.C.

Certified Public Accountants

Bala Cynwyd, PA
August 25, 2006

SMARTNAME, LLC

BALANCE SHEET

	December 31,
	2005	2004

ASSETS
Current assets:
Accounts receivable	$3,080,338	$1,226,900
Due from member	191,237	208,222

Total current assets	3,271,575	1,435,122
Equipment, net of accumulated depreciation of $3,397 in 2005	13,588	—

	$3,285,163	$1,435,122

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$2,104,382	$885,324
Accrued expenses	54,916	28,690

Total current liabilities	2,159,298	914,014
Members’ equity	1,125,865	521,108

	$3,285,163	$1,435,122

The notes to financial statements are an integral part of the above statement.

SMARTNAME, LLC

STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2005	2004

Gross revenue	$10,557,298	$4,109,367
Third-party domain name owner share	7,086,069	2,937,350

Net revenue	3,471,229	1,172,017

Operating expenses:
Advertising	18,875	5,902
Commissions	69,468	125,714
Depreciation	3,397	—
Technical fees	164,732	79,618
Travel and entertainment	—	1,223

	256,472	212,457

Net income	$3,214,757	$959,560

The notes to financial statements are an integral part of the above statement.

SMARTNAME, LLC

STATEMENTS OF MEMBERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Ari	Larry
	Goldberger	Fischer
	(Series A)	(Series B)	Total

Balance, December 31, 2003	$87,090		$87,090
Net income	959,560		959,560
Distributions to members	(525,542)		(525,542)

Balance, December 31, 2004	521,108		521,108
Net income	2,636,101	$578,656	3,214,757
Distributions to members	(2,140,200)	(469,800)	(2,610,000)

Balance, December 31, 2005	$1,017,009	$108,856	$1,125,865

The notes to financial statements are an integral part of the above statement.

SMARTNAME, LLC

STATEMENT OF CASH FLOWS

	Year Ended
	December 31,
	2005	2004

INCREASE (DECREASE) IN CASH
Cash flows from operating activities:
Net income	$3,214,757	$959,560
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,397	—
(Increase) in operating assets:
Accounts receivable	(1,853,438)	(978,493)
Due from member	—	(185,661)
Increase in operating liabilities:
Accounts payable	1,219,058	708,970
Accrued expenses	26,226	21,166

Net cash provided by operating activities	2,610,000	525,542

Cash flows from financing activities:
Distributions to member	(2,610,000)	(525,542)

Net cash (used in) financing activities	(2,610,000)	(525,542)

Net increase (decrease) in cash	—	—
Cash at beginning of year	—	—

Cash at end of year	$—	$—

The notes to financial statements are an integral part of the above statement.

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 2005, $16,985 of equipment was purchased by a member on behalf of the Company thereby reducing the receivable from that member.

The notes to financial statements are an integral part of the above statement.

SMARTNAME, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	Nature of Business and Summary of Significant Accounting Policies

Formation — Smartname, LLC (“the Company”) was formed on October 30, 2003 by Ari Goldberger. Larry Fischer was admitted as a member effective January 1, 2005. The operating agreement provides for two classes of membership units. Holders of Series A units are entitled to appoint and remove the manager of the Company and to voting rights. Holders of Series B units have no such rights. The operating agreement provides that profits are allocated 82% and 18%, respectively, to Series A members and Series B members. Losses are allocated to Series A members. The operating agreement provides for membership interests as follows:

Ari Goldberger	1,200 Series A units
Larry Fischer	400 Series B units

Nature of business and revenue recognition — The Company is a domain name parking service. As such, the Company collects advertising revenue from an Internet company (see Note 2) on behalf of third-party domain name owners (which the Company refers to as “affiliates”) and retains an agreed-upon percentage of the revenue. Gross revenue is recognized as “click-throughs” occur. A “click-through” occurs when a user clicks on an advertiser’s listing which is displayed on the domain name’s website. The Company pays the affiliates based on click-throughs on the advertiser’s listings that are displayed on the websites of these affiliates. In accordance with EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” the revenue derived from this arrangement is reported gross of the payment to affiliates. This revenue is reported gross due to the fact that the Company is the primary obligor to the Internet company.

Accounts receivable — Accounts receivable are stated at the amounts management expects to collect from outstanding balances. The Company considers its receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Due from member — For convenience, a significant amount of the Company’s revenues are deposited and a significant amount of the Company’s costs are disbursed through a bank account maintained by a Company member. The net of the Company’s cash receipts less cash disbursements are reflected as due from member on the balance sheet. This receivable is non-interest bearing and has no specific repayment terms.

Equipment — Equipment is stated at cost. Depreciation is provided principally using the straight-line method over the estimated useful lives of the related assets.

Advertising expense — The Company expenses all costs related to advertising in the year incurred.

Income taxes — The Company is treated as a partnership for federal and state income tax purposes. Consequently, federal and state income taxes are not payable by, or provided for, by the Company. Members are taxed individually on their share of the Company’s earnings.

Use of estimates — The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	Concentrations

During 2005 and 2004, 99% and 96% of the Company’s revenue was earned under a contract with one Internet company. The contract expires on July 31, 2007 and will automatically renew for one year periods unless either party gives notice of non-renewal.

At December 31, 2005 and 2004, 100% and 99% of the accounts receivable balance was due from that company, respectively.

SMARTNAME, LLC

INTERIM UNAUDITED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED
JUNE 30, 2006 AND 2005

SMARTNAME, LLC

STATEMENTS OF OPERATIONS
UNAUDITED

	Six Months Ended
	June 30,
	2006	2005

Gross revenue	$11,066,362	$4,017,686
Third-party domain name owner share	7,922,866	2,894,187

Net revenue	3,143,496	1,123,499

Operating expenses:
Advertising	20,000	5,000
Commissions	91,733	30,946
Technical fees	171,803	51,637

	283,536	87,583

Net income	$2,859,960	$1,035,916

SMARTNAME, LLC

STATEMENTS OF MEMBERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005
UNAUDITED

	Ari	Larry
	Goldberger	Fischer
	(Series A)	(Series B)	Total

Balance, December 31, 2004	$521,108		$521,108
Net income for the six months ended June 30, 2005	849,451	$186,465	1,035,916
Distributions to members	(822,192)	(180,481)	(1,002,673)

Balance, June 30, 2005	548,367	5,984	554,351
Net income for the six months ended December 31, 2005	1,786,650	392,191	2,178,841
Distributions to members	(1,318,008)	(289,319)	(1,607,327)

Balance, December 31, 2005	1,017,009	108,856	1,125,865
Net income for the six month ended June 30, 2006	2,345,167	514,793	2,859,960
Distributions from members	7,112	1,562	8,674

Balance, June 30, 2006	$3,369,288	$625,211	$3,994,499

SMARTNAME, LLC

STATEMENTS OF CASH FLOWS
UNAUDITED

	Six Months Ended
	June 30,
	2006	2005

INCREASE (DECREASE) IN CASH
Cash flows from operating activities:
Net income	$2,859,960	$1,035,916
Adjustments to reconcile net income to net cash provided by operating activities:
(Increase) in operating assets:
Accounts receivable	(491,665)	(33,243)
Increase in operating liabilities:
Accounts payable	395,618	—
Accrued expenses	45,084	—

Net cash provided by operating activities	2,808,997	1,002,673

Cash flows from investing activities:
Purchases of property, plant and equipment	(8,674)	—

Net cash (used in) investing activities	(8,674)	—

Cash flows from financing activities:
Contributions from member	8,674	—
Distributions to member	—	(1,002,673)

Net cash provided by (used in) financing activities	8,674	(1,002,673)

Net increase (decrease) in cash	2,808,997	—
Cash at beginning of year	—	—

Cash at end of period	$2,808,997	$—

SMARTNAME, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

1.	Nature of Business and Summary of Significant Accounting Policies

Formation — Smartname, LLC (the “Company”) was formed on October 30, 2003 by Ari Goldberger. Larry Fischer was admitted as a member effective January 1, 2005. The operating agreement provides for two classes of membership units. Holders of Series A units are entitled to appoint and remove the manager of the Company and to voting rights. Holders of Series B units have no such rights. The operating agreement provides that profits are allocated 82% and 18%, respectively, to Series A members and Series B members. Losses are allocated to Series A members. The operating agreement provides for membership interests as follows:

Ari Goldberger	1,200 Series A units
Larry Fischer	400 Series B units

Nature of business and revenue recognition — The Company is a domain name parking service. As such, the Company collects advertising revenue from an Internet company (see Note 2) on behalf of third-party domain name owners (which the Company refers to as “affiliates”) and retains an agreed-upon percentage of the revenue. Gross revenue is recognized as “click-throughs” occur. A “click-through” occurs when a user clicks on an advertiser’s listing which is displayed on the domain name’s website. The Company pays the affiliates based on click-throughs on the advertiser’s listings that are displayed on the websites of these affiliates. In accordance with EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” the revenue derived from this arrangement is reported gross of the payment to affiliates. This revenue is reported gross due to the fact that the Company is the primary obligor to the Internet company.

Accounts receivable — Accounts receivable are stated at the amounts management expects to collect from outstanding balances. The Company considers its receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Due from member — For convenience, a significant amount of the Company’s revenues are deposited and a significant amount of the Company’s costs are disbursed through a bank account maintained by a Company member. The net of the Company’s cash receipts less cash disbursements are reflected as due from member on the balance sheet. This receivable is non-interest bearing and has no specific repayment terms.

Advertising expense — The Company expenses all costs related to advertising in the year incurred.

Income taxes — The Company is treated as a partnership for federal and state income tax purposes. Consequently, federal and state income taxes are not payable by, or provided for, by the Company. Members are taxed individually on their share of the Company’s earnings.

Use of estimates — The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	Concentrations

During the six months ended June 30, 2006 and 2005, 99% and 99% of the Company’s revenue was earned under a contract with one Internet company. The contract expires on July 31, 2007 and will automatically renew for one year periods unless either party gives notice of non-renewal.

NAMEMEDIA, INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

The following unaudited pro forma statement of operations is based on our historical consolidated financial statements and Smartname, LLC’s historical financial statements included in this registration statement, and adjusted to give effect to the September 7, 2006 acquisition of Smartname, LLC by NameMedia, Inc. The unaudited pro forma combined statement of operations for the year ended December 31, 2006 gives effect to the Smartname, LLC acquisition as if it had occurred on January 1, 2006. A pro forma balance sheet has not been prepared as the audited consolidated balance sheet of the Company as of December 31, 2006 includes the accounts of Smartname.

The unaudited pro forma statement of operations have been prepared in accordance with the rules and regulations of the SEC and are provided for comparison and analysis purposes only and should not be considered indicative of actual results that would have been achieved had our acquisition of Smartname actually been consummated on the date indicated and does not purport to be indicative of results of operations as of any future period.

The unaudited pro forma statement of operations should be read in conjunction with the consolidated financial statements and notes thereto and other financial information presented elsewhere in this prospectus, including “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The unaudited pro forma statement of operations is based on the assumptions set forth in the notes thereto.

NAMEMEDIA, INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

	NameMedia	SmartName	Adjustments	Pro Forma

Revenues
Online media	$29,843,105	$4,528,174		$34,371,279
Domain name sales and services	31,201,966			31,201,966

Total revenues	61,045,071	4,528,174		65,573,245

Cost of revenue
Online media	9,738,414	241,999		9,980,413
Domain name sales and services	13,172,804			13,172,804

Total cost of revenue	22,911,218	241,999		23,153,217

Gross profit	38,133,853	4,286,175		42,420,028
Costs and expenses
Product development	2,509,387			2,509,387
Sales and marketing	7,480,361	199,943		7,680,304
General and administrative	11,671,822			11,671,822
Amortization of intangible assets	1,584,057		$1,278,750 (1)	2,862,807

Total costs and expenses	23,245,627	199,943	1,278,750	24,724,320

Operating income	14,888,226	4,086,232	(1,278,750)	17,695,708
Interest, net	6,962,175		1,292,053 (2)	8,254,228

Income before taxes	7,926,051	4,086,232	(2,570,803)	9,441,480
Income tax expense	4,413,832		600,110 (3)	5,013,942

Income before cumulative effect of change in accounting principle	3,512,219	4,086,232	(3,170,913)	4,427,538
Cumulative effect of change in accounting principle	(872,000)			(872,000)

Net income	$2,640,219	$4,086,232	$(3,170,913)	$3,555,538

The accompanying notes are an integral part of this unaudited pro forma statement of operations.

NAMEMEDIA, INC.

NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

(1)	Represents amortization of acquired intangible assets of SmartName. As part of the purchase price allocation, we assigned $9 million to customer relationships and $180,000 to developed technology. These assets are amortized over useful lives of five and three years, respectively.

(2)	Represents an adjustment to interest expense to reflect financing costs that would have been incurred had the acquisition been completed on January 1, 2006. The interest was calculated based on assumed debt financing for the entire purchase price of $16.5 million, at an interest rate of 11.39%.

(3)	Represents the income tax benefit of items (1) and (2) above, plus income tax expense on the pre-tax income of SmartName, at a tax rate of 39.6%. SmartName was a limited liability company that did not record income tax expense.

PART II

Information Not Required In Prospectus

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee and the NASD filing fee.

Securities and Exchange Commission registration fee		$5,296
National Association of Securities Dealers, Inc. filing fee		*
Nasdaq Global Market listing fee		*
Blue Sky fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving fees		*
Registrar and Transfer Agent’s fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Article VII of our Amended and Restated Certificate of Incorporation, as amended to date (the “Charter”), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Article VII of the Charter further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Article V of our Amended and Restated By-Laws, as amended to date (the “By-Laws”), provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of our board of directors, to certain officers and employees.

In addition, Article V of the By-Laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-Laws.

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify each of our directors and executive officers, and such entities to the fullest extent permitted by law.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

(a) Issuances of Capital Stock.

In February 2005 and January 2006, we issued and sold an aggregate of 4,330,000 shares of our Series A convertible redeemable preferred stock to 10 accredited investors for an aggregate purchase price of $43,300,000.

In February 2005, we issued and sold 750,000 shares of our Series Z convertible redeemable preferred stock to 1 accredited investor for a purchase price of $7,500,000.

No underwriters were used in the foregoing transactions. All of the purchasers in these transactions represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b) Grants and Exercises of Stock Options; Awards of Restricted Stock and Restricted Stock Units.

Since February 2005, we granted stock options to purchase an aggregate of 4,751,818 shares of our common stock, with exercise prices ranging from $0.76 to $7.89 per share, to employees, directors and consultants pursuant to our 2005 Stock Option Plan. Since February 2005, we issued and sold an aggregate of 224,769 shares of our common stock upon exercise of stock options granted pursuant to our 2005 Stock Option Plan for an aggregate consideration of $213,629. In addition, since February 2005, we issued and sold 431,525 shares of restricted stock with a purchase price of $0.76 to an employee in connection with an award of restricted stock pursuant to our 2005 Stock Option Plan. In addition, since February 2005, we issued restricted stock units in respect of 2,969,585 shares of our common stock to employees, directors and consultants pursuant to our 2005 Stock Option Plan. The issuance of common stock upon exercise of the options and payment of restricted stock units were exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2) of the Securities Act (and Rule 506 of Regulation D promulgated thereunder), as a transaction by an issuer not involving a public offering. The common stock issued upon exercise of options and payment of the restricted stock units are deemed restricted securities for the purposes of the Securities Act.

(c) Issuance of Warrants.

In February 2005, we issued a warrant to Lighthouse Capital Partners V, L.P. to purchase up to 120,000 shares of our Series A convertible redeemable preferred stock at an exercise price of $10.00 per share (or $2.00 per share of our common stock) in connection with a loan and security agreement entered into with Lighthouse Capital Partners V, L.P. We issued these warrants to Lighthouse Capital Partners V, L.P. in consideration of this institution entering into a debt financing arrangement with us. No cash or additional consideration was received by us in consideration of our issuance of these securities.

In July 2006, we issued a warrant to MoreFocus Group, Inc. to purchase up to 43,750 shares of our common stock at an exercise price of $1.00 per share in connection with an asset purchase agreement entered into with MoreFocus Group, Inc. We issued these warrants to MoreFocus Group, Inc. in consideration of it entering into an asset purchase agreement with us. No cash or additional consideration, other than assets received pursuant to the asset purchase agreement, was received by us in consideration of our issuance of these securities.

This issuances were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. In the case of each warrant issuance, these warrants were only offered to the individual warrantholder. As a result, none of these transactions involved a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. The common stock issued upon exercise of the warrant are deemed restricted securities for the purposes of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits. See Index of Exhibits on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules. All other schedules have been omitted because they are not applicable.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on this 4th day of February, 2008.

NAMEMEDIA, INC.

By:	/s/ Kelly P. Conlin
Kelly P. Conlin
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name		Title	Date

/s/ Kelly P. Conlin Kelly P. Conlin		Chairman, Chief Executive Officer (Principal Executive Officer) and Director	February 4, 2008

/s/ Vincent A. Chippari Vincent A. Chippari		Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 4, 2008

* Jeffrey S. Bennett		President, Chief Operating Officer and Director	February 4, 2008

* Maria A. Cirino		Director	February 4, 2008

* Robert J. Davis		Director	February 4, 2008

* Richard de Silva		Director	February 4, 2008

* Russell S. Lewis		Director	February 4, 2008

* Martin J. Mannion		Director	February 4, 2008

* Joseph S. Tibbetts, Jr.		Director	February 4, 2008

*By:	/s/ Kelly P. Conlin Kelly P. Conlin Attorney-in-fact

INDEX OF EXHIBITS

The following documents are filed as exhibits to this registration statement:

Exhibit
No.		Description

*1	.1	Form of Underwriting Agreement
*3	.1	Form of Amended and Restated Certificate of Incorporation of the Registrant
*3	.2	Form of Second Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon completion of the offering)
*3	.3	Amended and Restated By-laws of the Registrant (to be effective upon completion of the offering)
*4	.1	Specimen Stock Certificate for shares of the Registrant’s Common Stock
*5	.1	Opinion of Goodwin Procter LLP
**10	.1	Investor Rights Agreement by and among the Registrant and the Investors named therein, dated as of February 22, 2005, and amended on May 14, 2005 and on January 19, 2006
+**10	.2	Amended and Restated 2005 Stock Option and Grant Plan and forms of agreements thereunder
+*10	.3	2008 Stock Option and Grant Plan and forms of agreements thereunder
**10	.4	Form of Warrant by and between the Registrant and Lighthouse Capital Partners V. L.P., dated as of February 22, 2005
**10	.5	Form of Warrant by and between the Registrant and MoreFocus Group, Inc., dated as of July 28, 2006
**10	.6	Lease Agreement between the Registrant and Boston Properties Limited Partnership for the premises located at 230 Third Avenue, Waltham, Massachusetts, dated as of July 28, 2005, and amended on April 27, 2006
**10	.7	Credit Agreement by and among the Registrant, certain subsidiaries of the Registrant, Bank of America, N.A., Comerica Bank, Royal Bank of Canada and the other lenders party thereto dated as of November 21, 2007
**10	.8	Asset Purchase Agreement by and among the Registrant, SmartName, LLC, Ari Goldberger, Lawrence Fischer and Domain Parking Services, LLC, dated as of September 1, 2006
*10	.9	Form of Indemnification Agreement by and between the Registrant and its Directors and Officers
#**10	.10	Google Services Agreement and Google Services Agreement Order Form dated as of March 1, 2007 by and between Google Inc. and the Registrant, as amended by Amendment No. 1 to the Google Services Agreement Order Form
#**10	.11	Yahoo! Search Marketing Agreement dated as of October 11, 2007 by and between Overture Services, Inc. d/b/a Yahoo! Search Marketing, Overture Search Services (Ireland) Limited and the Registrant
+**10	.12	Executive Agreement dated as of October 31, 2007 between the Registrant and Kelly P. Conlin
+**10	.13	Executive Agreement dated as of October 31, 2007 between the Registrant and Vincent A. Chippari
+**10	.14	Executive Agreement dated as of October 31, 2007 between the Registrant and Jeffrey S. Bennett
**21	.1	List of Subsidiaries of the Registrant
23.1		Consent of Ernst & Young LLP
23.2		Consent of Margolis & Company P.C.
*23	.3	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
**24	.1	Power of Attorney (see page II-5)

*	To be filed by amendment.

**	Previously filed.

+	Indicates a management contract or compensatory plan, contract or arrangement.

#	Application will be made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.